中国南方航空
CHINA SOUTHERN AIRLINES


MOSCOW
LONDON
AMSTERDAM
PARIS
GUANGZHOU
AUCKLAND
MELBOURNE
BRISBANE
SYDNEY
PERTH

2014 ANNUAL REPORT

H Share Stock Code: 1055
A Share Stock Code: 600029
ADR Coder ZNH



Contents

Important Information

I. The board of directors (the "Board") and the supervisory committee (the "Supervisory Committee") of the Company and its directors (the "Directors"), supervisors (the "Supervisors") and senior management warrant the truthfulness, accuracy and completeness of the content contained in this annual report, and the annual report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II. This annual report was considered and approved at the sixth meeting of the seventh session of the Board on 30 March 2015. 10 Directors were required to attend the meeting and 9 of them attended in person. Director Zhang Zi Fang did not attend the meeting because of business reason, and authorized Director Tan Wan Geng to attend and vote on his behalf.

III. PricewaterhouseCoopers issued the audit report with unqualified audit opinions to the Company.

IV. Mr. Si Xian Min (Chairman), the responsible person of the Company, Mr. Tan Wan Geng (President of the Company), the responsible person of the finance work, and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this annual report.

V. The profit distribution proposal was proposed by the Board as follows:

The Board recommends the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2014, totalling approximately RMB393 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2014 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Thursday, 6 August 2015.

VI. Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VII. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VIII. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IX. During the reporting period, the Company did not have any issued or outstanding preference shares and convertible bonds.

X. During the reporting period, there had been no changes to the registration of the Company.

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its subsidiaries
CSAHC	China Southern Air Holding Company
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
Hebei Airlines	Hebei Airlines Company Limited
Finance Company	Southern Airlines Group Finance Company Limited
SAIETC	Southern Airlines (Group) Import and Export Trading Company Limited
GSC	China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL")
SACC	Shenzhen Air Catering Co., Ltd.
SACM	Southern Airlines Culture and Media Co., Ltd.
CSAGPMC	China Southern Airlines Group Property Management Company Limited
Available Seat Kilometers or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or "ATK"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown
Revenue Passenger Kilometers or "RPK"	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or "RTK"	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or "RFTK"	i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load (passenger) in tonnes multiplied by the kilometers flown
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RFTK	revenue from cargo operations divided by RFTK
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Stock Exchange or Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of the Listing Rules
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
PRC	The People's Republic of China

Company Profile


787

The Group is one of the largest airlines in the PRC.

In 2014, the Group ranked first among all Chinese airlines in terms of its fleet, network and volume of passenger. As at 31 December 2014, the Group had a fleet of 612 passenger and cargo aircraft, including the Boeing 787, 777 and 737 series, as well as the Airbus 380, 330 and 320 series, ranking first in Asia. The general strategic goal of the Group is to establish itself into an influential international airlines with an extensive network, to form a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australasia and Africa. As at 31 December 2014, the Group operated more than 2000 flights daily flying to 210 destinations in nearly 40 countries and regions around the world. Through close cooperation with members from the SKYTEAM, the Group connected 1,052 destinations in 177 countries and regions. In 2014, the Group's volume of passenger traffic exceeded 100 million for the first time, and became the first airlines in China with the annual number of passengers carried exceeding 100 million, which has put the Group in a leading position among Chinese airlines for 36 consecutive years, and also to secure the top position in Asia.

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, Shanghai and 6 major subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines and Henan Airlines. The Group has set up 25 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 64 overseas offices including Tokyo, Los Angeles, New York, London, Paris, Sydney, Auckland, Singapore, Moscow and Vancouver. Apart from the above, the Company has equity interests in Sichuan Airlines Co., Ltd.


中国南方航空
CHINA SOUTHERN
南航国内航线示意图
Domestic Flight Routing Map Of China Southern Airlines,
the routes are subject to the actual capacity.


中国南方航空
CHINA SOUTHERN
南航国际航线示意图
International Flight Routing Map Of China Southern Airlines,
the routes are subject to the actual capacity.

Corporate Information

Chinese Name
中国南方航空股份有限公司

Chinese Short Name
南方航空

English Name
China Southern Airlines Company Limited

English Short Name
CSN

Legal Representative
Si Xian Min

Company Secretary
Xie Bing

Securities Affairs Representative
Xu Yang

Shareholder Enquiry
Company Secretary Office

Telephone
+86-20-86124462

Fax
+86-20-86659040

E-mail
ir@csair.com

Address
278 Ji Chang Road, Guangzhou,
Guangdong Province, PRC

Joint Company Secretaries
Xie Bing and Liu Wei

Address of the Joint Company Secretaries
17th Floor, Edinburgh Tower, The Landmark,
15 Queen's Road Central, Hong Kong

Registered Address
House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, PRC

Place of Business
278 Ji Chang Road, Guangzhou,
Guangdong Province, PRC

Place of Business in Hong Kong
Unit B1, 9th Floor, United Centre, 95 Queensway,
Hong Kong

Website of the Company
www.csair.com

E-mail
webmaster@csair.com

Authorized Pepresentatives under the Listing Rules
Tan Wan Geng and Liu Wei

Controlling Shareholder
China Southern Air Holding Company

Principal Bankers
China Development Bank
Bank of China
China Construction Bank
The Export-Import Bank of China
Agricultural Bank of China
Industrial & Commercial Bank of China

Designated Newspapers for Information Disclusoure (A Shares)

China Securities Journal
Shanghai Securities News
Securities Times

Designated Website for Information Disclosure (A Shares)

www.sse.com.cn

Designated Website for Information Disclosure (H Shares)

www.hkexnews.hk

Annual Report Aavailable for Inspection

Company Secretary Office

Place of Listing of A Shares

Shanghai Stock Exchange

Short Name of A Shares

南方航空

Stock Code of A Shares

600029

A Share Registrar

China Securities Depository and Clearing Corporation Limited
Shanghai Branch
Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares

Hong Kong Stock Exchange

Short Name of H Shares

CHINA SOUTH AIR

Stock Code of H Shares

01055

H Share Registrar

Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

Place of Listing of N Shares

New York Stock Exchange

Short Name of N Shares

China Southern Air

Stock Code of N Shares

ZNH

N Share Registrar

BNY Mellon Shareowner Services
P.O.Box 30170, College Station
TX 77842-3170, U.S.A

Date of the Company's First Registration

25 March 1995

Place of the Company's First Registration

Guangzhou Baiyun International Airport

Registration Number of the Business Licence of Legal Entity

440000400012565

Organisation Code

10001760-0

Tax registration number

Yue Guo Shui Zi: 440101100017600
Yue Di Shui Zi: 440191100017600

Domestic Legal Adviser

Z&T Law Firm

Overseas Legal Adviser

DLA Piper Hong Kong

Domestic Auditors

PricewaterhouseCoopers Zhong Tian LLP
11/F PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hu Bin Road, Huangpu District, Shanghai, PRC

Signing Accountants of Domestic Auditors

Wang Bin and Du Wei Wei

Overseas Auditors

PricewaterhouseCoopers
22/F, Prince's Building Central, 10 Chater Road,
Hong Kong

Guangzhou

19 February 2014, the Company launched the Boeing 787 service between Guangzhou and Vancouver, the third international long-haul service after the service between Guangzhou and London and that between Guangzhou and Auckland.



Vancouver



Principal Accounting Information and Financial Indicators

Principal Accounting Information

Operating revenue
(RMB million)



76,495
90,395
99,514
98,547
108,584
2010
2011
2012
2013
2014

Profit attributable to equity shareholders of the Company
(RMB million)



5,792
5,110
2,619
1,986
1,777
2010
2011
2012
2013
2014

Total assets
(RMB million)



111,335
129,412
142,454
165,207
189,688
2010
2011
2012
2013
2014

Earnings per share attributable to equity shareholders of the Company
(RMB/share)



0.70
0.52
0.27
0.20
0.18
2010
2011
2012
2013
2014

	2010	2011	2012	2013	2014
Operating revenue (RMB million)	76,495	90,395	99,514	98,547	**108,584**
Profit attributable to equity shareholders of the Company (RMB million)	5,792	5,110	2,619	1,986	**1,777**
Total assets (RMB million)	111,335	129,412	142,454	165,207	**189,688**
Earnings per share attributable to equity shareholders of the Company (RMB/share)	0.70	0.52	0.27	0.20	**0.18**

Principal Accounting Information	2014 RMB million	2013 RMB million	Increase/ (decrease) %
Operating revenue	**108,584**	98,547	10.18
Profit attributable to equity shareholders of the Company	**1,777**	1,986	(10.52)

	31 December 2014 RMB million	31 December 2013 RMB million	Increase/ (decrease) %
Net asset attributable to Equity shareholders of the Company	**35,748**	34,329	4.13
Total asset	**189,688**	165,207	14.82

	2014 RMB/share	2013 RMB/share	Increase/ (decrease) %
Basic earnings per share	**0.18**	0.20	(10.00)
Diluted earnings per share	**0.18**	0.20	(10.00)

Summary of Operating Data

	For the year ended 31 December 2014	2013	Increase/ (decrease) %
Traffic			
Revenue passenger kilometers (RPK) (million)			
Domestic	**127,681.88**	116,105.71	9.97
Hong Kong, Macau and Taiwan	**3,214.52**	2,574.27	24.87
International	**35,732.78**	29,736.57	20.16
Total	**166,629.18**	148,416.55	12.27
Revenue tonne kilometers (RTK) (million)			
Domestic	**12,916.60**	11,765.27	9.79
Hong Kong, Macau and Taiwan	**300.65**	241.05	24.73
International	**6,562.71**	5,462.27	20.15
Total	**19,779.96**	17,468.59	13.23
RTK – Passenger (million)			
Domestic	**11,287.71**	10,285.77	9.74
Hong Kong, Macau and Taiwan	**282.65**	226.65	24.71
International	**3,154.04**	2,628.76	19.98
Total	**14,724.40**	13,141.18	12.05
RTK – Cargo and mail (million)			
Domestic	**1,628.89**	1,479.50	10.10
Hong Kong, Macau and Taiwan	**18.00**	14.40	25.00
International	**3,408.66**	2,833.51	20.30
Total	**5,055.55**	4,327.41	16.83
Passengers carried (thousand)			
Domestic	**89,363.18**	82,172.28	8.75
Hong Kong, Macau and Taiwan	**2,385.37**	2,019.28	18.13
International	**9,170.47**	7,599.41	20.67
Total	**100,919.02**	91,790.97	9.94


RPK
(million)
200,000
150,000
100,000
50,000
0
111,328
122,344
135,535
148,417
166,629
2010
2011
2012
2013
2014


RTK
(million)
20,000
15,000
10,000
5,000
0
13,104
14,461
16,160
17,469
19,780
2010
2011
2012
2013
2014

	For the year ended 31 December 2014	2013	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)			
Domestic	**1,014.90**	923.73	9.87
Hong Kong, Macau and Taiwan	**16.40**	13.70	19.71
International	**401.95**	338.92	18.60
Total	**1,433.25**	1,276.35	12.29
Capacity			
Available seat kilometres (ASKs) (million)			
Domestic	**160,482.40**	144,732.62	10.88
Hong Kong, Macau and Taiwan	**4,379.07**	3,594.29	21.83
International	**44,945.99**	38,472.93	16.82
Total	**209,807.46**	186,799.84	12.32
Available tonne kilometres (ATKs) (million)			
Domestic	**18,640.00**	16,486.17	13.06
Hong Kong, Macau and Taiwan	**497.79**	407.59	22.13
International	**9,315.94**	8,058.23	15.61
Total	**28,453.73**	24,951.99	14.03
Available tonne kilometres (ATKs) – Passenger Traffic (million)			
Domestic	**14,443.42**	13,025.94	10.88
Hong Kong, Macau and Taiwan	**394.12**	323.49	21.83
International	**4,045.14**	3,462.56	16.83
Total	**18,882.68**	16,811.99	12.32
Available tonne kilometres (ATKs) – Cargo and mail (million)			
Domestic	**4,196.59**	3,460.23	21.28
Hong Kong, Macau and Taiwan	**103.67**	84.11	23.26
International	**5,270.80**	4,595.67	14.69
Total	**9,571.06**	8,140.01	17.58


ASK
(million)
250,000
200,000
150,000
100,000
50,000
0
140,498
151,064
169,569
186,800
209,807
2010
2011
2012
2013
2014


ATK
(million)
30,000
25,000
20,000
15,000
10,000
5,000
0
19,140
20,795
23,065
24,952
28,454
2010
2011
2012
2013
2014

	For the year ended 31 December 2014	2013	Increase/ (decrease) %
Load factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	**79.60**	80.22	(0.77)
Hong Kong, Macau and Taiwan	**73.40**	71.62	2.49
International	**79.50**	77.29	2.86
Overall	**79.40**	79.45	(0.06)
Total load factor (RTK/ATK) (%)			
Domestic	**69.30**	71.36	(2.89)
Hong Kong, Macau and Taiwan	**60.40**	59.14	2.13
International	**70.40**	67.78	3.87
Overall	**69.50**	70.01	(0.73)
Yield			
Yield per RPK (RMB)			
Domestic	**0.60**	0.61	(1.64)
Hong Kong, Macau and Taiwan	**0.78**	0.84	(7.14)
International	**0.50**	0.50	–
Overall	**0.58**	0.59	(1.69)
Yield per RFTK (RMB)			
Domestic	**1.31**	1.42	(7.75)
Hong Kong, Macau and Taiwan	**5.56**	6.02	(7.64)
International	**1.45**	1.49	(2.68)
Overall	**1.42**	1.48	(4.05)

	For the year ended 31 December 2014	2013	Increase/ (decrease) %
Yield per RTK (RMB)			
Domestic	6.10	6.24	(2.24)
Hong Kong, Macau and Taiwan	8.64	9.33	(7.40)
International	3.50	3.49	0.29
Overall	5.27	5.42	(2.77)
Cost			
Operating expense per ATK (RMB)	3.73	3.94	(5.33)
Flight Volume			
Kilometers flown (million)	1,275.57	1,147.07	11.20
Hours flown (thousand)			
Domestic	1,652.46	1,516.01	9.00
Hong Kong, Macau and Taiwan	41.64	34.44	20.91
International	332.06	278.99	19.02
Total	2,026.16	1,829.44	10.75
Number of flights (thousand)			
Domestic	791.45	731.61	8.18
Hong Kong, Macau and Taiwan	19.86	17.25	15.13
International	72.76	61.01	19.26
Total	884.07	809.87	9.16

Summary of Fleet Data

As at 31 December 2014, the size and layout of our fleet and the delivery and disposal of aircraft of the Group were as follows:

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total Number as at the end of the reporting period
Passenger Aircraft						
Airbus						
A380	0	2	3			5
A330-300	8	7	0	4		15
A330-200	2	11	3			16
A321	22	23	30	12		75
A320	40	40	42	9	1	122
A319	29	6	8		1	43
Boeing						
B787	0	12	0	4		12
B777-300ER	0	5	0	5		5
B777-200	0	0	4		4	4
B757-200	0	0	19			19
B737-800	67	58	83	30	1	208
B737-700	9	14	27		4	50
B737-300	0	0	3		7	3
Other						
EMB190	20	4	1			25
EMB145	0	0	0		6	0
Sub-total	197	182	223	64	24	602
Cargo Aircraft						
B747-400F	0	0	2			2
B777-200F	0	4	4			8
Sub-total	0	4	6			10
Total	**197**	**186**	**229**	**64**	**24**	**612**

Note: As at the end of the reporting period, the total number of aircraft included the 11 aircraft by way of acquisition of Hebei Airlines by Xiamen Airlines, including 4 B737-800, 2 B737-700 and 5 EMB190 aircraft.

Layout of Fleet Ownership for 2014


197
229
186
Operating lease
Finance lease
Purchased

Layout of Passenger Aircraft for 2014


57
545
Wide-body aircraft
Narrow-body aircraft

Summary of Fleet Data



Operating Lease
182
197
2013
2014
Financing Lease
137
186
2013
2014
Purchased
242
229
2013
2014
Wide-body Aircraft
48
57
2013
2014
Narrow-body Aircraft
503
545
2013
2014
Passenger Aircraft
551
602
2013
2014

As at 31 December 2014, the average age and the layout of each model of aircraft of the Group were as follows:

Models	Average age (Year)	Layout (Seat)
Passenger Aircraft		
Airbus		
A380	2.65	506
A330-300	3.96	275/284
A330-200	5.65	218/258
A321	5.56	179
A320	6.09	152
A319	8.27	122/138
Boeing		
B787	0.98	228/237
B777-300ER	0.42	309
B777-200	18.52	360
B757-200	16.98	174/180/192/196/197/204
B737-800	4.54	159/160/161/164/170
B737-700	8.36	120/128
B737-300	16.78	126
Other		
EMB190	2.67	98
Cargo Aircraft		
B747-400F	12.43	/
B777-200F	3.64	/
Average	**5.92**	**/**

During the period from 2015 to 2017, the plans for delivery and disposal of aircraft of the Group are as follows:

	2014	2015			2016			2017		
Models	As at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Passenger Aircraft										
Airbus										
A380	5			5			5			5
A330-300	15	4		19	3		22	2		24
A330-200	16			16			16			16
A321	75	4		79	10		89	18		107
A320	122	6		128	12		140	5		145
A319	43			43		6	37			37
Boeing										
B787	12	4		16			16			16
B777-200	5			4			4			4
B777-300ER	4	2		7	3		10			10
B757-200	19		9	10			10			10
B737-800	208	33	4	237	22		259	22		281
B737-700	50			50		9	41		3	38
B737-300	3			3			3			3
Other										
EMB190	25			25			25			25
Sub-total	602	53	13	642	50	15	677	47	3	721
Cargo Aircraft										
B747-400F	2			2			2			2
B777-200F	8	4		12			12			12
Sub-total	10	4		14			14			14
Total	**612**	**57**	**13**	**656**	**50**	**15**	**691**	**47**	**3**	**735**

Estimated Fleet Plan for 5 Years


800
700
600
500
400
300
200
100
0
561
612
656
691
735
2013
2014
2015
2016
2017

Estimated Growth Rate of Fleet for 5 Years

(%)


14
12
10
8
6
4
2
0
14.26
9.09
7.19
5.34
6.37
2013
2014
2015
2016
2017

As at 31 December 2014, the aircraft fleets for general aviation of the Group were as follows:

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Number of aircraft managed	Delivery during the reporting period	Disposal during the reporting period	Total Number of aircraft
Sikorsky							
S76 Serious	0	0	12	1		1	13
S92A	0	0	6	1	1		7
Total	0	0	18	2	1	1	20

The delivery and disposal plan of the aircraft for general aviation from 2015 to 2017 are as follows:

	2014	2015			2016			2017		
Models	As at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Sikorsky										
S76 Serious	13									
S92A	7	3	0	10			10			10
Total	20			23			23			23

Highlights of the Year

11 January

The Company, as the sole official airline sponsor of 2014 Sydney Festival, became the naming sponsor of a series of activities including large outdoor concert to promote the Company and the "Canton Route".



19 February

The Company launched the Boeing 787 service between Guangzhou and Vancouver, the third international long-haul service after the service between Guangzhou and London and that between Guangzhou and Auckland.

26 February

The Company took the delivery of its first Boeing 777-300ER aircraft, a high-efficiency long-haul twin-engine jet produced by the Boeing Company. The jewel of the aircraft is the Premium Economy Class cabin, which provides 44 fixed living space seats that can recline to a 123° angle and is equipped with the world's best Thales in-flight entertainment system.



25 April

The Company was invited as a diamond sponsor of the 2014 World Travel & Tourism Council, participating in the discussion about the development and the prospects of the travel and tourism industry with global leaders in the industry. Guests from 62 countries participated in this year's World Travel & Tourism Council, and over 70% of them flew with China Southern Airlines.

12 June

The Company officially launched a new branch in Shanghai, marking a strategic step in its development in the Yangtze River Delta, which would provide more quality choices for air transportation in the region.



23 June

The Company launched a new service between Guangzhou and Frankfurt via Changsha, marking the opening of air service from South Central China to Germany.



30 July

The Company launched a new service between Guangzhou and Moscow via Wuhan, the first direct flight from Central China to Russia, which would facilitate economic and trade cooperation, cultural exchange and talent mobility within the Volga-Yangtze regions between China and Russia.

6 August

The Company started the service between Guangzhou and New York City, the longest direct flight in the history of China's civil aviation with one-way distance of 13,500 km.



23 August

The Company took the delivery of its 600th aircraft when the Boeing 777-300ER (B-2008) landed at Guangzhou Baiyun Airport. The arrival of the aircraft made the Company to be the first Chinese airline to reach a fleet size of 600, marking a milestone in the history of China's civil aviation.



19 September

Henan Airlines officially became an independent operational entity. It would use the China Southern logo and retain the original flight numbers to leverage on the extensive network of China Southern Airlines and achieve synergy.



11 November

The Company attended The 10th China International Aviation & Aerospace Exhibition, and promoted the brand image of the Company by showcasing a unique double deck booth that simulated an A380 aircraft under the theme of "dream".

17 November

The Company entered into an agreement in Guangzhou with the municipal government of Los Angeles in the presence of Si Xian Min, the Chairman of the Company, and Los Angeles Mayor Eric Garcetti, to jointly launch the "health and care" series product in China by leveraging on the advanced medical resources in Los Angeles.



17 November

The Company and Tourism Australia entered into an extended agreement to their existing strategic partnership agreement in the presence of Chinese President Xi Jinping and Australian Prime Minister Tony Abbott, committing a joint resources investment in 2015 to further increase the brand awareness of China Southern Airlines on the China-Australia route. Currently, China Southern Airlines is the leading carrier on the China-Australia route.



21 November

The Company and New Zealand Tourism Board entered into a strategic partnership agreement in the presence of Chinese President Xi Jinping and New Zealand Prime Minister John Key, further deepening their cooperation and facilitating the development of the China-New Zealand aviation market and the bilateral relationship between the two countries. China Southern Airlines also entered into a tripartite agreement with Auckland Airport and engaged celebrated New Zealand chef Al Brown as special adviser to design the inflight menus for the flight service between Guangzhou and Auckland.



16 December

The Company launched a new service between Guangzhou and San Francisco via Wuhan, the first direct flight linking Central China and the United States and the fourth route to North America serviced by the Company. To celebrate the successful launch of the new flight service, the municipal government of San Francisco announced that 16 December 2014 would be the "Day of China Southern Airlines".



31 December

The Company recorded another year of flight safety. During the year, the Company completed 101 million person-time passengers of transportation, representing a year-on-year increase of 9.9%, becoming the first Chinese airline to complete over 100 million person-time passengers of transportation annually. The Company accumulated over 13.5 million safe flight hours and maintained 246 consecutive months of aviation safety, remaining as the best domestic airline in terms of safety standards and safety performance.



Chairman's Statement

Dear Shareholders,

During the reporting period, a series of challenges existed including complex and volatile international economic environment, China's economic slowdown, the global aviation accidents, more intense competition in domestic civil aviation industry, the impact of high-speed rail, foreign exchange losses. Faced with the difficult operating environment, the Company adhered to its stable development philosophy, strengthened safety management system, enhanced the management level of refined marketing, and steadily promoted strategic transformation and internationalization, actively enhanced brand service impact, which had effectively resolved adverse factors including complex and volatile market, shortage of development resources, competitive pressures. The Company's overall competitiveness continued to grow.



Si Xian Min
Chairman

Accumulated safe flight

13.52 million hours

Operational Safety and Fleet Development

During the reporting period, the Group further refined safety measures against accident prevention, established an air traffic control real-time monitoring and coordination mechanism, and carried out route optimization. Operational control level was significantly improved. The Group continued to maintain the best safety record among Chinese airlines. In 2014, we completed 2.02 million hours of flight transportation, accumulated 13.52 million safe flight hours, 12,486 hours of general aviation service, continuously maintained 182 consecutive months of aviation safety and 246 consecutive months of aviation security.



During the reporting period, the Group continued to optimize the fleet structure. 64 aircraft were introduced, 17 old aircraft were sold and 7 leased aircraft were returned. In August 2014, the Group became the first among Chinese airlines with a fleet of over 600 aircraft, ranked fifth in the world, first in Asia, creating a new historical starting point.

182 consecutive months of aviation safety continuously maintained

Size of fleet exceeding **600** aircraft

Hub Network and Services

During the reporting period, the Group actively expanded route network to further improve global route layout. We launched intercontinental routes including Guangzhou – New York, Guangzhou – Changsha – Frankfurt, Guangzhou – Wuhan – Moscow, Guangzhou – Wuhan – San Francisco, and increased frequency of flight to Europe, America, Australia and New Zealand, and Southeast Asia. Domestic capacity was also optimized. A pattern with domestic and international mutual complement and mutually supportive hub bases were initially formed.








HCC

Capacity concentration of four major hubs reaching

+67.9%

During the reporting period, the Group continued to improve hub construction and hub operation service, which further highlighted the results of the strategic transformation. By the end of 2014, Hub Control Center (HCC) of Guangzhou and Urumqi commenced operation, respectively. Capacity concentration of the four largest hubs, i.e., Guangzhou, Beijing, Urumqi and Chongqing reached 67.9%. Passengers transit on-time rate increased two percentage points to 97.8%. Transit ratio of passengers of major international routes exceeded 55%. International transit passengers increased by 7.3% as compared with last year.



During the reporting period, the Group increased investment both in hardware and software, continued to create and improve our product and service, so as to constantly improve passenger experience. We launched a series of personalized services and products, such as the launch of "Mu Mian Tong Fei" for unaccompanied children, and "Health and Love" series of health travel products for Los Angeles routes; upgraded pearl economy class service with exclusive Samsung PAD, special tableware and various cuisines; further improved meal service and launched Auckland chef cooperation projects, to enhance the meal quality of international long-haul routes; continuously upgraded in-flight entertainment equipments, and updated 10-12 Hollywood movies each month.






中国南方航空
中国南方航空（运营号）

Passenger Business

During the reporting period, the Group actively responded to market changes and focused on matching capacity and revenue, in order to further enhance its level of operations. In 2014, the total number of passengers reached 101 million, representing an increase of 9.9% as compared with last year, which was the first airlines in China.

We further strengthened market forecast, refined procedural management, explored regional management, and implemented differentiated marketing strategy to enhance the matching between capacity and market. During the reporting period, network & revenue department and E-commerce department were established. Channel control model was gradually improved, as new marketing tools were familiarized. The company's direct sale revenue from website increased 2.2% as compared with last year. The total number in fans of social media has reached 6.28 million, ahead of our domestic competitors.

The total number in fans of social media has reached

6.28 million

Sales revenue from frequent flyers amounting to

RMB **28.54** billion

Load factor of first and business class of international routes

+6.6 percentage points



We continued to improve marketing services and strengthened frequent flyer marketing to enhance quality management of the major account. In 2014, our revenue from frequent flyer was RMB28.54 billion, representing an increase of 5.8% as compared with last year. Call center platform achieved sales revenue of RMB5.83 billion, representing an increase of 4.1% as compared with last year, with the satisfaction rate reached 97.74%. We obtained three significant awards, including "Best Call Center Award 2013-2014", "China's Best Call Center Service Marketing Team 2013-2014" and "China's Call Center Best Solution Award 2013-2014".

We continued to optimize the structure of international passengers and enhance the international sales ability. In 2014, the load factor of first class and business class of the international routes improved 6.6 percentage points as compared with last year, revenue grew 25.3% as compared with last year, TMC (travel management companies) international sales grew 16.5%, of which high yield revenue grew 12.9%, accounted for 45.5% of the total revenue.

Freight Business



During the reporting period, domestic demand for logistics continued to increase due to rapid development of E-commerce. The international freight market also appeared to pick up. The Group seized the opportunities, improved cost efficiency, strived to improve management level of freight business, and was awarded the "China Logistics Industry Brand Value Top 100 2014" and the "China's Top Ten Logistics Enterprises 2014."

We actively promoted the E-freight project, endeavored to promote the "China Southern Express" products, enhanced operational efficiency, and improved management quality. At present, the domestic application of electronic waybill of the Company ranks second in the global aviation industry. Annual sales revenue of "China Southern Express" products was RMB210 million, representing an increase of 65% as compared with last year.

Annual sales revenue of China Southern Express products


2014
2013

+65%

We strengthened cooperation with courier and E-commerce corporate headquarters, caught the cross-border E-commerce opportunities, actively expanded the transport of international mail and parcel. Annual volume of cooperation with SF Express amounted to 81,000 tonnes, representing an increase of 15.5% as compared with last year; international mail traffic revenue grew 99% and 97%, respectively, representing an increase of RMB160 million as compared with last year. We also further promoted cooperation with major account. Number of international headquarter partners reached 11, with the revenue of RMB1.3 billion, representing an increase of 19% as compared with last year.

General Aviation

During the reporting period, the Group completed 98,165 general aviation person-time passengers of transportation, representing an increase of 9.7% as compared with last year; achieved general aviation revenue of RMB576 million, representing an increase of 19% as compared with last year; and achieved 10 consecutive years of making profit.

During the reporting period, we actively explored cooperation and research for general aviation projects, including Guangzhou – Macau unscheduled charter flights, ranger service in the northeast, Lijiang helicopter air tour, Heyuan, Huizhou power line patrol, and also launched the research of general aviation training business in Nanyang, Henan, travel medical and rescue services and other feasible cooperative projects.

In November 2014, in order to consolidate our traditional strengths in maritime logistics services, and take advantage of favorable market opportunity to actively develop other navigation services, and cultivate new business growth chances for the company, the Board approved the restructuring of Zhuhai Helicopter Branch and established a wholly-owned subsidiary named Southern Airlines General Aviation Company Limited to promote the development of the Company's general aviation operations and enhance its competitiveness in general aviation market.

General aviation person-time passengers of transportation

98,165


2014
2013

+9.7%



Strategic Cooperation and Staff Development

During the reporting period, the Group further strengthened cooperation with different parties to consolidate development foundation. We entered into strategic cooperation agreements with CITIC Group, the city of Los Angeles and the Oakland Airport, continued to deepen cooperation with airline companies within or outside the Skyteam Alliance, made use of opportunities including domestic and international forums, sports and cultural events, to effectively promote the brand of "China Southern". By the end of 2014, through code sharing with Qantas and Czech Airlines, we shared codes with 18 domestic and international airlines for 379 routes, increased 109 international destinations. Through the close cooperation with partners such as Sydney Festival, Melbourne Festival and Melbourne Football Club, our influence and reputation in the Australian market was effectively raised. By increasing cooperation with foreign rail transport companies, new products, interline service products were constantly launched.

Sharing code with 18 domestic and foreign airlines for 379 routes with

109 international destinations





230,000 person-times

frontline operational staff received trainings in 2014

During the reporting period, the Group focused on staff development and innovated staff training. By optimizing our training system, implementing key projects and strengthening process management, etc., we focused on strengthening the Company's business personnel, management personnel and international personnel training, to ensure that staff will grow with the Company. In 2014, the Company carried out a variety of 7,529 training programmes, trained 290,000 person-times, including training frontline operational staff of approximately 230,000 person-times, achieving about 86% training coverage. The Company also developed staff online learning platform applications, including 159 online courses and 1,160 micro courses, to facilitate self-enhancement of staff anytime and anywhere.

203

cabin crew from six different nationalities including Japanese, Korean, French, Dutch, Australian and Malay

During the reporting period, the Group further enhanced internationalization brought by staff, promoted exchanges between domestic and foreign employees. The Company currently has 90 pilots from 19 countries and 203 cabin crew from six different nationalities including Japanese, Korean, French, Dutch, Australian and Malay. Hiring foreign crew on one hand gives full play to their home friendly service, on the other hand promotes cultural understanding as well as dining habits and society features through cooperation between domestic and foreign staff, so they can better serve our international customers.






AIRFRANCE
KLM

DIVIDENDS AND ACKNOWLEDGEMENT

In 2014, the Group realised the operating revenue of RMB108,584 million and the profit attributable to the equity shareholders of the Company of RMB1,777 million. The Board is pleased to recommend the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2014, totalling approximately RMB393 million based on the Company's 9,817,567,000 shares in issue. A resolution for the dividend payment will be submitted for consideration at the 2014 annual general meeting of the Company.

Recommend a final dividend of RMB **393** million

On behalf of the Board, I express our most sincere gratitude to the management team and all staff for their efforts and contribution made to the Group. I would also like to take this opportunity to thank all shareholders and business partners for their confidence and continuous support to the Group.

For and on behalf of the Board

Si Xian Min
Chairman

司献民

30 March 2015

Management Discussion and Analysis



Tan Wan Geng
President

I. FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB1,777 million was recorded in 2014 as compared to the profit attributable to equity shareholders of the Company of RMB1,986 million in 2013. The Group's operating revenue increased by RMB10,037 million or 10.18% from RMB98,547 million in 2013 to RMB108,584 million in 2014. Passenger load factor decreased by 0.05 percentage point from 79.45% in 2013 to 79.40% in 2014. Passenger yield (in passenger revenue per RPK) decreased by 1.69% from RMB0.59 in 2013 to RMB0.58 in 2014. Average yield (in traffic revenue per RTK) decreased by 2.77% from RMB5.42 in 2013 to RMB5.27 in 2014. Operating expenses increased by RMB7,746 million or 7.88% from RMB98,280 million in 2013 to RMB106,026 million in 2014. As a result of the increase in operating revenue, operating profit of RMB4,748 million was recorded in 2014 as compared to operating profit of RMB1,510 million in 2013, increasing by RMB3,238 million.

II. OPERATING REVENUE

	2014 Operating revenue RMB Million	2014 Percentage %	2013 Operating revenue RMB Million	2013 Percentage %	Changes in revenue %
Traffic revenues	104,328	96.08	94,684	96.08	10.19
Including: Passenger revenues	97,145		88,271		10.05
– Domestic	76,647		71,277		7.53
– Hong Kong, Macau and Taiwan	2,497		2,162		15.49
– International	18,001		14,832		21.37
Cargo and mail revenue	7,183		6,413		12.01
Other operating revenues	4,256	3.92	3,863	3.92	10.17
Mainly including:					
Commission income	1,335		1,040		28.37
General aviation income	576		484		19.01
Hotel and tour operation income	508		565		(10.09)
Expired sales in advance of carriage	459		684		(32.89)
Ground service income	293		349		(16.05)
Total operating revenues	108,584	100.00	98,547	100.00	10.18
Less: fuel surcharge income	(13,746)		(13,062)		
Total operating revenue excluding fuel surcharge	94,838		85,485		

Traffic revenue composition
(RMB million)



7,183
(6.89%)
2014
97,145
(93.11%)
6,413
(6.77%)
2013
88,271
(93.23%)
Passenger Revenue
Cargo and Mail Revenue


Passenger revenue composition
(RMB million)
18,001
(18.53%)
2,497
(2.57%)
2014
76,647
(78.90%)
14,832
(16.80%)
2,162
(2.45%)
2013
71,277
(80.75%)
Domestic
Hong Kong, Macau and Taiwan
International

Substantially all of the Group's operating revenues is attributable to airlines and airlines related operations. Traffic revenues accounted for 96.08% of total operating revenue in 2014 and 2013, respectively. Passenger revenues and cargo and mail revenues accounted for 93.11% and 6.89%, respectively of the total traffic revenue in 2014. During the reporting period, the Group's total traffic revenues was RMB104,328 million, representing an increase of RMB9,644 million or 10.19% from prior year, mainly due to the increase of RPK by 12.27% which leads to the increase of passenger revenues. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 10.05% increase in passenger revenue from RMB88,271 million in 2013 to RMB97,145 million in 2014. The total number of passengers carried increased by 9.94% to 100.92 million passengers in 2014. RPKs increased by 12.27% from 148,417 million in 2013 to 166,629 million in 2014, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.59 in 2013 to RMB0.58 in 2014, which is mainly due to a slightly fell of domestic passenger ticket prices.

Domestic passenger revenue, which accounted for 78.90% of the total passenger revenue in 2014, increase by 7.53% from RMB71,277 million in 2013 to RMB76,647 million in 2014. Domestic passenger traffic in RPKs increased by 9.97%, while passenger capacity in ASKs increased by 10.88%, resulting in a decrease in passenger load factor by 0.62 percentage points from 80.22% in 2013 to 79.60% in 2014. Domestic passenger yield per RPK decreased from RMB0.61 in 2013 to RMB0.60 in 2014.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.57% of total passenger revenue, increased by 15.49% from RMB2,162 million in 2013 to RMB2,497 million in 2014. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 24.87%, while passenger capacity in ASKs increased by 21.83%, resulting in an increase in passenger load factor by 1.78 percentage points from 71.62% in 2013 to 73.40% in 2014. Passenger yield per RPK decreased from RMB0.84 in 2013 to RMB0.78 in 2014.

International passenger revenue, which accounted for 18.53% of total passenger revenue, increased by 21.37% from RMB14,832 million in 2013 to RMB18,001 million in 2014. For international flights, passenger traffic in RPKs increased by 20.16%, while passenger capacity in ASKs increased by 16.82%, resulting in a 2.21 percentage points increase in passenger load factor from 77.29% in 2013 to 79.50% in 2014. Passenger yield per RPK remained at RMB0.50 in 2013 and 2014.

Cargo and mail revenue, which accounted for 6.89% of the Group's total traffic revenue and 6.62% of total operating revenue, increased by 12.01% from RMB6,413 million in 2013 to RMB7,183 million in 2014. The increase was attributable to the increase of cargo and mail in RTKs by 16.83% as the demand in the cargo market was warming up.

Other operating revenue increased by 10.17% from RMB3,863 million in 2013 to RMB4,256 million in 2014. The increase was primarily due to the general growth in income from commission and general aviation.

III. OPERATING EXPENSES

Total operating expenses in 2014 amounted to RMB106,026 million, representing an increase of 7.88% or RMB7,746 million over 2013, primarily due to the total effect of increases in jet fuel cost, payroll, landing and navigation fees, and depreciation and amortisation. Total operating expenses as a percentage of total operating revenue decrease from 99.73% in 2013 to 97.64% in 2014.

Operating expenses

	2014		2013	
	RMB Million	Percentage	RMB Million	Percentage
Flight operation expenses	58,901	55.55%	54,010	54.96%
Mainly including: Jet fuel costs	37,728		35,538	
Aircraft operating lease charges	5,383		4,767	
Flight personnel payroll and welfare	6,803		5,799	
Maintenance	8,304	7.83%	7,805	7.94%
Aircraft and traffic servicing expenses	16,402	15.47%	15,091	15.36%
Promotion and selling expenses	7,841	7.40%	7,754	7.89%
General and administrative expenses	2,337	2.20%	2,470	2.51%
Depreciation and amortisation	10,828	10.21%	9,347	9.51%
Impairment on property, plant and equipment	215	0.20%	536	0.55%
Others	1,198	1.14%	1,267	1.28%
Total operating expenses	106,026	100.00%	98,280	100.00%


Composition of operating exepenses in 2014
0.20%
10.21%
1.14%
2.20%
7.40%
15.47%
55.55%
7.83%
Flight operation expenses
Maintenance
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others


Comparison of operating expenses
Flight operation expenses
Maintenance
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others
0
10000
20000
30000
40000
50000
60000
(RMB million)
2014
2013

Flight operation expenses, which accounted for 55.55% of total operating expenses, increased by 9.06% from RMB54,010 million in 2013 to RMB58,901 million in 2014, primarily as a result of increase in RTK due to the increase of capacity. Jet fuel costs, which accounted for 64.05% of flight operation expenses, increased by 6.16% from RMB35,538 million in 2013 to RMB37,728 million in 2014.

Maintenance expenses, which accounted for 7.83% of total operating expenses, increased by 6.39% from RMB7,805 million in 2013 to RMB8,304 million in 2014. The increase was mainly due to fleet expansion.

Aircraft and traffic servicing expenses, which accounted for 15.47% of total operating expenses, increased by 8.69% from RMB15,091 million in 2013 to RMB16,402 million in 2014. The increase was primarily due to a 10.37% rise in landing and navigation fees from RMB9,510 million in 2013 to RMB10,496 million in 2014, resulted from the increase in the number of flights due to the increase of capacity.

Promotion and selling expenses, which accounted for 7.40% of total operating expenses, increased by 1.12% from RMB7,754 million in 2013 to RMB7,841 million in 2014.

General and administrative expenses, which accounted for 2.20% of the total operating expenses, decreased by 5.38% from RMB2,470 million in 2013 to RMB2,337 million in 2014.

IV. OPERATING PROFIT

Operating profit of RMB4,748 million was recorded in 2014 (2013: RMB1,510 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB10,037 million or 10.18% in 2014 and increase in operating expenses by RMB7,746 million or 7.88%.

V. OTHER NET INCOME

Other net income increased by RMB947 million from RMB1,243 million in 2013 to RMB2,190 million in 2014, mainly due to the increase of government grants and gain on disposal of aircrafts.

Interest expense increased by RMB542 million from RMB1,651 million in 2013 to RMB2,193 million in 2014 was mainly due to the increase in number of aircraft held through a finance lease and the increase of interest payment of borrowings.

Net exchange losses of RMB292 million was recorded in 2014 as RMB depreciated slightly against US dollar in 2014. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to RMB appreciated significantly against US dollar in 2013.

VI. INCOME TAX

Income tax expense of RMB668 million was recorded in 2014, decreased by RMB66 million from RMB734 million in 2013, mainly due to the decrease of profit before income tax.

VII. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2014, the Group's current liabilities exceeded its current assets by RMB26,545 million. For the year ended 31 December 2014, the Group recorded a net cash inflow from operating activities of RMB13,570 million, a net cash outflow from investing activities of RMB9,760 million and a net cash outflow from financing activities of RMB131 million and an increase in cash and cash equivalents of RMB3,679 million.

	2014 RMB million	2013 RMB million
Net cash generated from operating activities	**13,570**	9,703
Net cash used in investing activities	**(9,760)**	(12,205)
Net cash (used in)/generated from financing activities	**(131)**	4,168
Net increase in cash and cash equivalents	**3,679**	1,666
Cash and cash equivalents at 1 January	**11,748**	10,082
Exchange losses on cash and cash equivalents	**(13)**	–
Cash and cash equivalents at 31 December	**15,414**	11,748

In 2014 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank facilities up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilised. The directors of the Company (the "Directors") believe that sufficient financing will be available to the Group when and where needed.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analysis of the Group's borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2014 RMB million	2013 RMB million	**Change**
Total borrowings and lease obligation	**112,956**	92,497	**22.12%**
Fixed rate borrowings and lease obligation	**8,587**	4,974	**72.64%**
Floating rate borrowings and lease obligation	**104,369**	87,523	**19.25%**


8,587
(7.60%)
2014
104,369
(92.40%)
4,974
(5.38%)
2013
87,523
(94.62%)
Fixed rate borrowings and lease obligation (RMB million)
Floating rate borrowings and lease obligation (RMB million)

Analysis of borrowings and lease obligation by currency

	2014 RMB million	2013 RMB million
USD	105,393	88,970
RMB	5,204	670
Others	2,359	2,857
Total	112,956	92,497

Maturity analysis of borrowings and lease obligation

	2014 RMB million	2013 RMB million
Within 1 year	26,971	23,878
After 1 year but within 2 years	22,713	14,805
After 2 years but within 5 years	35,772	30,553
After 5 years	27,500	23,261
Total	112,956	92,497

The Group's capital structure at the end of the year is as follows:

	2014	2013	Change
Total liabilities (RMB million)	145,195	122,756	18.28%
Total assets (RMB million)	189,688	165,207	14.82%
Debt ratio	77%	74%	increased by 3 percentage points


145,195
2014
189,688
122,756
2013
165,207
Total liabilities (RMB million)
Total assets (RMB million)

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2014 was 77%, as compared to 74% at 31 December 2013.

VIII. MAJOR CHARGE ON ASSETS

As at 31 December 2014, certain aircraft of the Group with an aggregate carrying value of approximately RMB99,119 million (2013: RMB80,233 million) were mortgaged under certain borrowings and lease agreements.

IX. COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2014, the Group had capital commitments (excluding investment commitments) of approximately RMB64,589 million (2013: RMB51,353 million). Of such amounts, RMB59,467million related to the acquisition of aircraft and related flight equipment and RMB5,122 million for other projects.

As at 31 December 2014, the Group had investment commitments as follows:

	2014 RMB million	2013 RMB million
Authorised and contracted for		
Capital contributions for acquisition of interests in associates	70	70
Share of capital commitments of a joint venture	52	58
	122	128
Authorised but not contracted for		
Share of capital commitments of a joint venture	–	171
	122	299

Contingent Liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc which had been used by CSAHC before they are leased by the Company. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, as disclosed in notes 22 and 24 to the financial statements, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2014, total personal bank loans of RMB486 million (31 December 2013: RMB464 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant claimed against the Company for damages in the sum of approximately USD46 million or for the refund of its down payments of approximately USD12 million paid to the Company, and also interest thereon which is to be calculated in accordance with Section 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to approximately USD14 million. On 25 July 2013, the High Court of England and Wales dismissed the claimant's claim in its entirety but awarded damages in the sum of approximately USD28 million, interest thereon and also legal costs to the Company in respect of its counterclaim made against the claimant. The claimant appealed to the Court of Appeal and on 17 December 2014, the Court of Appeal dismissed the claimant's appeal but varied the award of damages to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company's costs of the appeal. The claimant has applied for permission to further appeal the case to the Supreme Court but the application has been rejected by both the Court of Appeal and the Supreme Court. Based on existing information available, the Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(d) On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce ("ICC"). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the "lessor") has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel's remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in preliminary preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending arbitration. Therefore, no additional provision has been made against this pending abitration.

(e) According to publicly available information, certain former senior management of the Group's are subject to investigation. The Company has assessed the implications on this matter on the Group's financial results and financial position. Based on the results of the review, the Directors consider that there were no material consequential impact on the Group's financial statements. As of the date of this report, the investigation of these former senior management is ongoing.

X. RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

Differences in net profit and net asset attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

Unit: RMB million

	Note	Net Profit		Net asset attributable to Equity shareholders of the Company	
		2014	2013	31 December 2014	31 December 2013
Amounts under PRC GAAP		**1,773**	1,895	**35,554**	34,139
Adjustments:					
Government grants	1	**1**	3	**(31)**	(32)
Capitalisation of exchange difference of specific loans	2	**(28)**	133	**323**	351
Accumulated loss attributed to non-controlling interests of a subsidiary	3	**23**	–	**–**	(23)
Adjustment arising from an associate's business combination under common control	4	**(2)**	(2)	**6**	8
Tax impact of the above adjustments		**9**	(33)	**(79)**	(88)
Effect of the above adjustments on non-controlling interests		**1**	(10)	**(25)**	(26)
Amounts under IFRSs		**1,777**	1,986	**35,748**	34,329

Notes:

1. In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

2. In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

3. For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

4. In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

XI. CAPITAL NEEDS FOR MAINTAINING THE EXISTING BUSINESS OPERATION AND COMPLETING THE INVESTMENT PROJECTS UNDER CONSTRUCTION

Capital commitments	Contractual arrangement	Time schedule	Financing instruments
Commitments in respect of aircraft and flight equipment of RMB59,467 million	Authorized and contracted	RMB18,146 million within 1 year (inclusive of 1 year); RMB11,628 million after 1 year but within 2 years (inclusive of 2 years); RMB10,081 million after 2 years but within 3 years (inclusive of 3 years); RMB19,612 million after 3 years	Debt financing
Investment commitments of RMB122 million	Authorized and contracted		Others
Other commitments of RMB1,512 million	Authorized and contracted		Others
Operating lease commitments of RMB28,798 million	Non-cancellable operating leases in respect of properties, aircraft and flight equipment	RMB5,072 million within 1 year (inclusive of 1 year); RMB15,496 million after 1 year but within 5 years (inclusive of 5 years); RMB8,230 million after 5 years	Others

The Group believed that adequate liquidity is available to finance the working capital and capital expenditure requirements of the Group during the period. The Group primarily depended on its net cash inflow from operations and the ability to obtain financing to meet its debt obligations as they fall due. In respect to the capital commitments and other financing requirements, up to the date of approval of the financial statements, the Group has entered into facility agreements with a number of PRC banks as of the approval date of the financial statements, with a provision of loan facilities up to RMB187,133 million in 2014 and afterwards. The Group believes that sufficient financing will be made available to the Group.

XII. ANALYSIS ON INVESTMENTS

1. Overall analysis of external equity investment

During the reporting period, the Company increased its capital of RMB162 million in Guizhou Airlines, holding 60% of the shares of Guizhou Airlines, and increased its capital of RMB352 million in Henan Airlines. Xiamen Airlines, a subsidiary of the Company, acquired 99.23% equity interests of Hebei Airlines at a consideration of RMB749 million.

(1) *Shareholding in other listed companies*

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.57	40	-	11	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	64	2	21	Available-for-sale financial assets	Purchase
0696.HK	TravelSky Technology Limited	33	2.25	33	9	-	Other investments in equity securities	Purchase
	Total	58	-	137	11	32	-	-

(2) *Shareholding in non-listed financial institutes*

Unit: RMB million

Name	Initial investment amount	Holding amount (shares)	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Source of the shares
Finance Company	246	-	33.98	233	38	11	Interest in associates	Purchase
Total	246	-	-	233	38	11	-	-

2. Trust management in respect of non-financial institutes and investment in derivatives

(1) *Trust management*

During the year, the Company did not make any trust management.

(2) *Entrusted loan*

During the year, the Company did not have any entrusted loan.

3. Use of Proceeds from Fund-raising

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

XIII. ANALYSIS ON MAJOR SUBSIDIARIES AND OTHER COMPANIES WITH SHAREHOLDINGS

1. Main operational information of the six subsidiaries of the Group:

Name	Number of passengers carried (thousand)	Contribution to the Group's passengers carried (%)	Cargo and mail carried (tonne)	Contribution to the Group's cargo and mail carried(%)	Fleet (aircraft)	Contribution to the Group's fleet(%)
Xiaman Airlines	20,504.07	20.3	210,782.8	14.7	124	20.3
Shantou Airlines	3,098.82	3.1	22,417.2	1.6	14	2.3
Zhuhai Airlines	1,581.18	1.6	11,851.2	0.8	9	1.5
Guizhou Airlines	2,601.67	2.6	21,563.9	1.5	16	2.6
Chongqing Airlines	2,521.98	2.5	19,911.7	1.4	11	1.8
Henan Airlines	4,392.56	4.4	41,577.4	2.9	24	3.9

Note: The operational information of Xiamen Airlines includes operational information of its subsidiary, Hebei Airlines.

2. Information of Xiamen Airlines

Xiamen Airlines was established in August 1984, with a current registered capital of RMB5 billion. The legal representative is Che Shanglun. The Company held 51% of the shares. Xiamen Airlines was also owned as to 34% and 15% by Xiamen Jianfa Group Co., Ltd. and Jizhong Engery Company Limited, respectively.

In 2014, faced with the complicated external environment, Xiamen Airlines recorded outstanding operational results with the improvement in the steady development. As at 31 December 2014, Xiamen Airlines had a fleet of 113 aircraft. During the reporting period, Xiamen Airlines completed 2,770 million revenue tonne kilometres, representing an increase of 14.3%. The Company completed 20,356,000 person-time passengers of transportation and 209,000 tonnes of cargo transportation, respectively, representing an increase of 9.6% and 9.0%, respectively as compared with last year. The average passenger load was 74.5%, representing a decrease of 0.4 percentage points as compared with last year. The average load was 65.1%, representing a decrease of 0.6 percentage points as compared with last year.

In 2014, Xiamen Airlines achieved operating revenue of RMB17,831 million, representing an increase of 7.43% as compared with last year, operating expenses of RMB17,230 million, representing an increase of 11.30% as compared with last year and net profit of RMB755 million, representing an decrease of 42.45% as compared with last year. As at 31 December 2014, Xiamen Airlines' total assets amounted to RMB39,280 million, and net assets amounted to RMB13,174 million.

3. Information of other major subsidiaries and joint stock companies

Name of investee companies	Nature of business	Registered capital (note)	Proportion of shares held at the investee companies (%) Direct	Indirect
1. Subsidiaries				
Shantou Airlines	Airline transportation	280,000,000	60	–
Zhuhai Airlines	Airline transportation	250,000,000	60	–
Guizhou Airlines	Airline transportation	650,000,000	60	–
Chongqing Airlines	Airline transportation	1,200,000,000	60	–
Henan Airlines	Airline transportation	6,000,000,000	60	–
2. Joint ventures				
Guangzhou Aircraft Maintenance Engineering Co., Ltd	Aircraft repair and maintenance services	USD65,000,000	50	–
Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD58,444,760	51	–
3. Associates				
Finance Company	Financial services	724,330,000	21.09	12.89
Sichuan Airlines Co., Ltd.	Airline transportation	350,000,000	39	–
SACM	Advertising agency services,	200,000,000	40	–
Shenyang Konggang Logistic Company Limited	Ground services	153,300,000	45	–

Note: Expressed in Renminbi unless otherwise indicated.

XIV. RISK FACTORS ANALYSIS

1. Macro environment risks

Risks of fluctuation in macroeconomy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macroeconomy. Macroeconomy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo. For example, in the past years, the financial crisis in the United States and the European debt crisis caused the consumers to reduce expenditure or shift expenditures to other consumption items, which resulted in the significant drop in the demand for air transport. Therefore, the changing status of economy will affect the demand for air transport, which leads to the volatile business and operating results.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the changes in the relevant policies will have a potential impact on the operatingresults and the future development of the business of the Company.

Risks of the increasing operating cost arising from the levy of carbon tax in Europe

In 2008, the EU Commission introduced legislation to the effect that the EU will levy carbon tax from 2012. Pursuant to this policy, the domestic airlines having flight points in Europe will undertake the same carbon emission reductions obligation as the European local airlines, which will lead to a significant increase in the operating cost of domestic airlines in Europe, including our Company and add to pressure in the operations. In December 2014, we received the notice entitled "Regarding the related issues involving EU ETS about the flights operated by Chinese airlines between two airports within the EU" from the Civil Aviation Administration of China, which did not restrict the Chinese airlines to participate in the EU ETS only subject to the flights between two airports within the EU. The Company has routes between two destinations within the EU, therefore we will comply with the notice and requirements by the Civil Aviation Administration of China to submit report to the countries in charge of the EU ETS and pay the quota regarding the flights between two destinations within the EU. Meanwhile, subject to the strict compliance with the relevant laws and regulations of the PRC government, we will fulfill the relevant obligations regarding the EU ETS.

2. Industry risks

Risks of intensifying competition in the industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three big airlines, foreign airlines and small and medium airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company.

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

3. Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the annual profit, financial distress and other problems.

4. Financial risks of the Company

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel-saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

XV. ANALYSIS ON MOVEMENTS IN EXCHANGE RATE, INTERESTS RATE AND OIL PRICE

The following table sets forth the movements in oil price and exchange rate in 2014:

Exchange rate of USD against RMB in 2014


6.20
6.16
6.12
6.08
6.04
6.00
6.1050
6.1214
6.1521
6.1580
6.1695
6.1528
6.1675
6.1647
6.1525
6.1461
6.1345
6.1190
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Price of Brent crude oil futures in 2014 (USD/barrel)


120
100
80
60
40
20
0
106.40
109.07
107.76
108.07
109.41
112.36
106.02
103.19
94.67
85.86
70.15
57.33
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Note: The exchange rate of USD against RMB was selected based on the central parity rate announced by the central bank on the last day of each month; and the price of Brent crude oil futures (USD/barrel) was selected based on the closing price of the last day of each month.

The exchange rate of USD against RMB experienced a downward trend in the first half and gradually rebounded in the second half of 2014, with heightened fluctuations and a slight depreciation from an overall perspective. The fluctuation in the exchange rate of USD against RMB posed a significant impact on the financial cost of the Company. Take balance of loans and payable lease obligation of the Company denominated in USD dollars as at 31 December 2014 as an example, then change in foreign exchange gains and losses will amount to RMB767 million if the exchange rate of USD against RMB changes by 1%.

International oil price was at a high level in the first half of 2014 before it plunged abruptly in the second half. Based on the jet fuel consumption in 2014, the operating expenses of the Group will increase by RMB3,773 million, if the jet fuel price (VAT inclusive) increases by 10%.

XVI. Corporate Strategies

The general strategic goal of the Company in the "12th Five-Year" was to become a safe and highly profitable airlines with strong brand influence and international network scale; to develop an interlinked "hub + point-to-point" operation mode well balancing and synergizing the emphasis on its domestic market and its share in the international market. The Company implemented strategic transformation measures to improve its flight hub network, marketing network and service guarantee network. Leveraging on its scale and network, the Company fundamentally changed its growth pattern.

Safety strategy

To focus on safety and to make use of its SMS service. To actively introduce modern scientific management approaches. To emphasize the three operating functions namely the flight, maintenance and despatch. To let people come first and put the safety culture at the wheel. To continuously improve its regulations and systems. To implement fundamental training determinedly to enhance staff's quality. To speed up establishment of regulations and systems of different departments and positions. To solidify safety fundamentals and ensure an uninterrupted safety.

Hub and network strategy

To continue strengthening the "hub + point-to-point" route network and function by developing Guangzhou, Beijing, Urumqi and Chongqing into the core hubs of its route network, which still served as the key to the stability and development of the overall network of the Company. The "point-to-point" route network, which takes each base as a network node, effectively supplemented and enriched the hub network, optimized network products and exerted the advantages of the network.

Marketing strategy

To "consolidate the domestic market and expand the international market with emphasis on Japanese and Korean markets; to develop cargo services and increase yield". To be market-oriented and establish a wholly interlinked marketing system for passenger and cargo matching the hub network and maximizing network revenue.

Brand and service strategy

Under the general goal of establishing an airlines "the best in China, top-class in Asia and renown globally" and the idea of "Doing everything with client's feelings in mind, cherish each service an opportunity", to focus on enhancing passengers' experience and outperform major competitors. To be customer-oriented and to design innovative products. To be committed to stringent, precised and professionalized management. To develop service differentiation by its flexible problem-solving mechanism with caring services and user-friendly products to rapidly enhance service competitiveness.

Informationization strategy

Closely adhering to the strategic transformation goal of the Company, to implement unification in planning, standards, design, investment, construction and management. This "six unifications" principle will fully apply modern information technology to the Company's production and operation. Under the informatization, the Company will implement strategic transformation and internal management mechanism reform to bring innovation into mechanisms, management and technology and thus enhance management level, centralized control capability and core competitiveness. The Company will strive for sustainable development through the support and utilization of informationalization.

XVII. CORE COMPETITIVENESS

The Company's core competitiveness has begun to take shape, including its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode and its service brand influence that benchmarked SKYTRAX 's five-star criteria.


Auckland

(1) Strategic transformation continuously strengthened the hub operation and management capability with Guangzhou as the core. China Southern Airlines' strategic transformation mainly focused on developing transit and links with international long-distant flights in Guangzhou, Beijing, Urumqi and Chongqing, thereby established a new profit model and development mode, and gradually became an airline with strong international network. In 2014, the concentration of the four major hubs was over 67.9%. The Group continued to strengthen Guangzhou's status as a major hub and deepen the development of the "Canton route". The Group also further increased and adjusted domestic routes including Guangzhou to Kunming, Chengdu and Xian, opened new international flights to Europe and North America, and operated more flights to Australia and New Zealand. Aircraft deployment has been actively upgraded and optimized, including starting late flights on the Sydney routes with A380 in winter season, and operating flights to London, Vancouver, Auckland, Osaka and San Francisco with the B787, and to New York with the B777-300ER, thereby effectively raised the competitiveness of our international routes from Guangzhou.



(2) Resources interoperability under the matrix management mode continued to increase. With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on "horizontal integration and resources sharing", which not only unified the headquarters' control over resources, policy and operation standards but also demonstrated branches' and subsidiaries' motivated participation in security, marketing and service innovation, making good use of the edge of the Company's scale and network. At present, the matrix management mode has been implemented as a normal practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to its existing edge.



(3) Constantly benchmarking SKYTRAX's five-star criteria, brand service influence was gradually improved. The Company, an airlines rated four-star by SKYTRAX, aims to become "the best in China, top-class in Asia and renown globally". The Company has been constantly benchmarking its service against SKYTRAX's five-star criteria and has been improving accordingly, resulting in increasing brand influence both in China and overseas. The Company will continue to optimize its service experience and process to promote its service brand into a higher level.


↑A01-A06
↑A101-A112

XVIII. 2015 Operation Plan

Looking ahead to 2015, there may be slight recovery of global economy, but weak recovery trend is expected to continue. Overall domestic economy will remain stable, but with higher downward pressure. China's economy will enter into a "New Normal", namely, development speed changing from high-speed growth to mid-high-speed growth; economic structure will continue to be optimized and upgraded, from factor-driven, investment-driven economic growth to innovation-driven economic growth.

Under this circumstance, the development of China's civil aviation industry will also present certain "New Normal". First, steady growth in demand for civil aviation transport will become the normal. It is difficult for the entire industry to sustain a continuous rapid growth. Second, affected by factors including relaxed entry barriers, relatively excess capacity, continuing impact of high-speed rail and rapid development of budget airlines, market competition has been more intense, air transport has been more affordable, and low fares will become the normal. Third, passengers demanding personalized, diversified service and market competition differentiation will be the normal. Fourth, affected by mobile Internet, big data and other new technologies, and new business models, market-oriented, customer-oriented precise marketing as well as differentiated services will gradually become the normal. While China's economy and industry development are entering into a "New Normal", coping with the "New Normal" will be both opportunities and challenges to the Group.

Therefore, we should strive to do the following areas of work in 2015:

Operational Safety and Fleet Development

To strengthen the legal concept of safety management, and pay more attention to the normative and long-term nature of safety management; to increase investment in safety, strengthen infrastructure construction and application of new technologies and promote the integration of various security systems; to strengthen the management of staff, improve technological control system and staff qualification training system; to establish a "platform" of the operational control model, implement regional management, ensure matching of rights and responsibilities; to establish industry technical standards, improve safety and efficiency levels of operational control system. In 2015, the Group will continue to save no effort to ensure an aviation safety year.



To continue to optimize the fleet structure, and ensure matching between fleet size and market demand. In 2015, the Group plans to introduce 57 aircraft and dispose of 13 aircraft. By the end of 2015, the Group's fleet is expected to reach 656 aircraft, representing an increase of 7.19% as compared with 2014.

Hub Network and Product Service

The Group will tightly seize the strategic opportunities provided by China's "One Belt and One Road" strategy and further strengthen hub construction and make use of its scale and network advantage, expand its market share and increase profitability amid the market competition in which differentiation is practiced and the construction of an interlinked network, grasp the opportunities provided by the rapid growth of the central and western market to accelerate the construction of a regional hub so as to materialize an interlinked, mutually dependent and supportive network layout with the main hub, vigorously develop international routes and focus on international transit operation to further enrich the product of the Sixth Freedom service, provide better transit service to the passengers and enhance the quality of transit service gradually in order to continuously optimize customer structure and sales structure.

The Group will improve its E-services and push forward the construction of the five major self-services of "ticketing, seating, luggage, hotel and catering", optimize the design of service content for a more caring service, create a smoother service to provide better experience to the passengers, constantly improve service environment for better food on international long-haul flights and a better VIP lounge for the high-end and transit passengers with the pilot launch of the special aroma of China Southern Airlines.



Passenger Service Operation

We will insist on the three development directions of "Precision, Internationalization and E-commerce" for passenger service marketing with maximizing marginal contribution as its core to steadily push forward various businesses.

The Group will strengthen the forecasting ability to enhance the matching of capacity and market, focus on process management to strengthen the whole interlinkage for rapid reaction to market changes, accelerate the improvement of its international presence to further expand its international market share, optimize channel management and customer structure to make use of the network and alliance advantage for better international operation, accelerate the development of E-commerce to optimize the customers' online experience and vigorously promote E-services, refine customer management to strengthen major account's development and retention and to promote precise marketing, standardize the whole product management process and enrich marketing products while continuing to develop and promote products with auxiliary revenue, and expand the construction of the E-commerce platform and system through introducing new technology to further support passenger service marketing.

Cargo Operation



In 2015, the Group will introduce four B777 freighters, bringing the total number of freighters to 14 for the fleet. Therefore, we must seize the opportunity provided by the rebound of international air freight market, improve the route network and step up expansion in emerging markets for better freight operation.

The Group will advance the expansion of marketing channels and explore in-depth the market demand for air transportation to improve the hub network layout, strengthen the exploration of the international market and explore in-depth the popular sources for broader sales channels, strengthen international transit operation and the transit business from Guangzhou to Southeast Asia and Australia around the Guangzhou and Shanghai freight hub, continue to explore the domestic operational potential of bellyhold cargo spaces and accelerate the promotion of bulk reservation, strengthen cooperation with core customers including the post office and couriers to explore more domestic transit transportation channels, constantly improve the construction of high-end product system to further increase the proportion of high-end product business scale.

General Aviation



In 2015, the Group will receive three Sikorsky S92A helicopters, bringing the total number of S92A to 10 and general aviation fleet to 23. We will put special efforts in the guarantee of first-aid flights, VIP flights and typhoon evacuation flights and strengthen its competitive advantages through enhancing service quality, actively expand business on land through integrating self-operation and joint operation, make use of technical advantages to strive to be the industry's benchmark through focusing on areas including agency, modification, maintenance outsourcing as well as import and export.

Costs Control

The Group will continue to push forward the comprehensive budget management and strictly estimate the target management for higher utilization efficiency of the Company's resources, strengthen the organic integration of the comprehensive budget management and long-term development strategy as well as organizing the key resources for stronger mid-long-term cost management, focus on strengthening the precise management on significant costs and practically cut cost expenses, and strengthen the integration of finance and business to push forward each of the cost unit to reduce cost and increase efficiency at the source.

Frankfurt

23 June 2014, the Company launched a new service between Guangzhou and Frankfurt via Changsha, marking the opening of air service from South Central China to Germany.



ChangSha



Report of Directors

The Board hereby presents this annual report and the audited financial statements for the year ended 31 December 2014 of the Group to the shareholders of the Company (the "Shareholders").

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2013, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2014 in accordance with IFRSs. Please refer to pages 113 to 200 of this annual report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2014 are set out on page 204 of this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Company and the Group are set out in notes 36 and 37 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2014, RMB417 million (2013: RMB321 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2014 are set out in note 22 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 17.19% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 32.47% of the Group's total purchases in 2014. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2014.

TAXATION

Details of taxation of the Company and the Group are set out in notes 19 and 30 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 47 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 25 to the financial statements prepared under IFRSs.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2014.

PRE-EMPTIVE RIGHTS

None of the provisions of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this annual report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2014 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2014.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2014.

B SACM, which is 40% owned by the Company and 60% owned by CSAHC

On 19 April 2013, the Company renewed the media services framework agreement (the "Media Services Framework Agreement") with SACM, for a term of three years commencing from 1 January 2013. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of the Group by SACM and its subsidiaries (the "SACM Group") are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm's length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the services to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual cap under the agreement for each year is RMB98 million, RMB105 million and RMB113 million, respectively.

For the year ended 31 December 2014, the media fees incurred by the Group for the media services amounted to approximately RMB75 million.

The Company and SACM entered into the Supplemental Agreement to the Media Services Framework Agreement on 29 December 2014 to revise the annual cap for services provided by the SACM Group for the period from 1 January 2015 to 31 December 2015 from RMB113 million to RMB118.5 million. In addition, the following revisions to the Media Services Framework Agreement were also made and set out in the Supplemental Agreement to the Media Services Framework Agreement: (a) to clarify the parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries; and (b) to clarify the rights and obligations of the SACM Group, i.e. clarifying the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect. Save as the aforesaid revision, all other terms of the Media Services Framework Agreement remain unchanged.

C *Finance Company, which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

(a) On 8 November 2013, the Company renewed the financial services framework agreement (the "Financial Services Framework Agreement") with the Finance Company for a term of three years starting from 1 January 2014 to 31 December 2016.

Under such agreement, the Finance Company agrees to provide to the Company deposit and loan services. The Finance Company shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with the Finance Company were re-deposited in a number of banks. The Finance Company has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of the Finance Company's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the Financial Services Framework Agreement.

As of 31 December 2014, the Group's deposits placed with the Finance Company amounted to RMB4,264 million.

(b) On 21 November 2014, the Board approved Guangdong CSA E-commerce Co., Ltd. ("E-commerce Company", a wholly-owned subsidiary of the Company), to enter into the four electronic aviation passenger comprehensive insurance four parties cooperation agreements (the "Cooperation Agreements") with the Finance Company, Insurance Brokers (Beijing) Co., Ltd. ("Air Union") and each of the four insurance companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017.

Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform.

The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. There has not been any comparative market prices due to the specific nature of such transaction and the above pricing model has been agreed on an arm's length basis among the parties and has been adopted since the commencement of cooperation in 2008.

The annual caps in relation to the service fees to be charged by the Group are RMB14.24 million, RMB30.27 million, RMB42.38 million and RMB24.72 million for the seven months ended 31 December 2014, for the two years ending 31 December 2016 and the five months ending 31 May 2017.

For the year ended 31 December 2014, the service fee charged by the Group were approximately RMB20.87 million (including the service fee of approximately RMB7.05 million for the five months ended 31 May 2014 and approximately RMB13.82 million for the seven months ended 31 December 2014).

D *GSC (formerly known as PCACL), a wholly-owned subsidiary of CSAHC*

On 8 November 2013, the Company and GSC renewed the Passenger and Cargo Sales Agency Services Framework Agreement (the "Passenger and Cargo Sales Agency Services Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the New Passenger and Cargo Sales Agency Services Framework Agreement, GSC agrees to provide the following services to the Group: domestic and international air ticket sales agency services; domestic and international airfreight forwarding sales agency services; chartered flight and pallets sales agency services; internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and delivery services for the outside storage area. The agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airline companies of the same types of the industry in the same regions; the service fee for internal operation services is determined by the fee standard prescribed by the local government. The annual cap shall be RMB250 million per annum for the entire term of the New Passenger and Cargo Sales Agency Services Framework Agreement.

For the year ended 31 December 2014, the commission expense and goods handling fee paid to GSC were approximately RMB8 million and RMB46 million, respectively, and the income relating to other services was approximately RMB32 million.

E *CSAGPMC, a wholly-owned subsidiary of CSAHC*

The Company has entered into a New Framework Agreement for Engagement of Property Management (the "New Airport Property Management Framework Agreement") with GCSAPMC on 28 December 2012 to renew the property management transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the New Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company's leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company's headquarter located in the old Baiyun Airport which were covered in the previous agreement) to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment.

The Company has further entered into the airport property management framework agreement (the "Old Airport Property Management Framework Agreement") on 11 January 2013 to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the Old Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and surrounding in Guangzhou.

The fee charging schedule (or charge standard) under the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry.

On 31 December 2013, the Company entered into the agreement supplemental to the Old Airport Property Management Framework Agreement and the agreement supplemental to the New Airport Property Management Framework Agreement, pursuant to which the annual cap for the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement changed to RMB42.70 million and RMB27.30 million, respectively. The revised annual caps under the Old Airport Property Management Supplemental Agreement and the New Airport Property Management Supplemental Agreement are determined at an arm's length basis between both parties by reference to the original annual caps, the coverage of properties, the increase in service scope and standard as well as the prevailing services fees charged for similar services on the similar types of properties provided by the independent third parties in the market.

For the year ended 31 December 2014, the property management and maintenance fee incurred by the Group amounted to approximately RMB61 million pursuant to the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement.

The Company has entered into the new Property Management Framework Agreement with CSAGPMC on 29 December 2014 to renew the property management transactions originally covered under the New Airport Property Management Framework Agreement and the Old Airport Property Management Framework Agreement for a term of three years from 1 January 2015 to 31 December 2017. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company's leased properties in the airport terminal at New Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which is newly added services to be provided by CSAGPMC to the Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2015, 2016 and 2017, respectively.

F *SACC, which is 50.1% owned by CSAHC*

On 19 April 2013, the Company entered into the catering services framework agreement (the "Catering Services Framework Agreement") with SACC for a term of three years, commencing from 1 January 2013 to 31 December 2015. Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at. The service fee is determined at an arm's length basis between both parties by reference to the state or local prescribed price and based on the prevailing market price taking into account the assigned flight capacity growth in Shenzhen and the natural market growth according to the historical figures as disclosed above, provided that the services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap under the agreement for each year is RMB100 million, RMB115 million and RMB132.25 million, respectively.

For the year ended 31 December 2014, the service fees paid by the Group to SACC amounted to approximately RMB89 million.

G ***MTU Maintenance Zhuhai Co., Ltd. ("Zhuhai MTU"), which is 50% owned by CSAHC***

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to 5 April 2031.

For the year ended 31 December 2014, the Group's engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to approximately RMB780 million.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A The Company and CSAHC has entered into the Asset Lease Agreement (the "Asset Lease Agreement") on 25 September 2012 to renew the leases transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi"), Zhan Jiang and Chang Sha. The annual rents payable to CSAHC under the Asset Lease Agreement is RMB36 million for the three years ending 31 December 2014.

The Company further entered into the Nanyang Asset Lease Agreement (the "Nanyang Asset Lease Agreement") with CSAHC on 19 April 2014 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport for the period from 1 January 2013 to 31 December 2014. The rent payable under the Nanyang Asset Lease Agreement was RMB30 million.

For the year ended 31 December 2014, the rent incurred by the Group amounted to approximately RMB66 million pursuant to the Asset Lease Agreement and Nanyang Asset Lease Agreement.

The Company and CSAHC entered into the new Asset Lease Agreement on 29 December 2014 for a term of three years from 1 January 2015 to 31 December 2017 to renew leases transactions originally covered under the Asset Lease Agreement and the Nanyang Asset Lease Agreement. Pursuant to the new Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. The annual rent payable pursuant to the new Asset Lease Agreement of RMB86.26 million is determined after arm's length negotiation by the parties with reference to the historical figures, change of the assets for lease and rental assessment report prepared by Zhonghuan Songde (Beijing) Assets Appraisal Co., Ltd., taking into account the prevailing market rental for properties located at similar locations.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C On 9 January 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purpose of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd., taking into account the prevailing market rental for properties located at similar locations and the above historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40 million and RMB64 million, respectively.

For the year ended 31 December 2014, the rents for land lease and property lease incurred by the Group amounted to approximately RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

(5) Acquisition of 95.40% Equity Interests in Hebei Airlines

On 13 October 2014, Xiamen Airlines (a subsidiary of the Company) and Hebei Airlines Investment Group Company Limited ("Hebei Airlines Investment") entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Hebei Airlines Investment agreed to sell the 95.40% equity interests in Hebei Airlines at the consideration of RMB680 million (the "Acquisition"). The consideration of RMB680 million is determined after an arm's length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Hebei Airlines and the appraisal value of the 95.40% equity interests in Hebei Airlines as of 30 April 2014.

The Company believes that the Acquisition can help the Group to further develop the aviation market in Hebei, facilitate the integration of the North China market by Xiamen Airlines and improve its domestic route network. The Acquisition will also achieve the synergies of Xiamen Airlines and Hebei Airlines to strengthen their market positions, so as to further enhance the competitiveness of the Company, Xiamen Airlines and Hebei Airlines as a whole.

Hebei Airlines Investment is a wholly-owned subsidiary of Jizhong Energy Group Company Limited, which is a holding company of Jizhong Energy Resources Co., Ltd. (a substantial shareholder of Xiamen Airlines), Hebei Airlines Investment is thus a connected person at the subsidiary level of the Company.

The independent non-executive Directors have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on normal commercial terms or better; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company was engaged to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.56 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(d) with respect to the aggregate amount of each of the above continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap set by the Company.

Certain related party transactions as disclosed in note 50 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2014, the Group made donations for charitable purposes amounting to approximately RMB11.2 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2014, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 53 to the financial statements, as at 31 December 2014, the Group was not involved in any material litigation.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2015 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2015.

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
30 March 2015

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

I. CHANGE IN SHARE CAPITAL

Unit: Share

	31 December 2013		Increase/(decrease) during January to December 2014		31 December 2014	
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
I. Shares subject to restrictions on sales	0	0	0	0	0	0
II. Shares not subject to restrictions on sales						
1. RMB ordinary shares	7,022,650,000	71.53%	0	0	7,022,650,000	71.53%
2. Foreign listed shares	2,794,917,000	28.47%	0	0	2,794,917,000	28.47%
Total	9,817,567,000	100%	0	0	9,817,567,000	100%
III. Total number of shares	9,817,567,000	100%	0	0	9,817,567,000	100%

II. PARTICULARS OF SHAREHOLDERS

(I) Number of shareholders and particulars of shareholdings

Unit: Share

Total number of shareholders at the end of the reporting period: 260,564

Particulars of the top ten shareholders

Name of the shareholder	Capacity	Increase/(decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period	Number of shares subject to trading restrictions	Number of shares pledged or frozen
CSAHC	State	58,536,278	4,208,586,278	42.87%	0	None
HKSCC (Nominees) Limited	Overseas legal entity	(119,100)	1,745,649,197	17.78%	0	Unknown
Nan Lung Holding Limited ("Nan Lung")	Stated-owned legal entity	0	1,033,650,000	10.53%	0	None
Zhong Hang Xin Gang Guarantee Co., Ltd.	Domestic Non-state-owned legal entity	0	159,000,000	1.62%	0	Unknown
Zhao Xiao Dong	Domestic Individual	(24,858,200)	123,020,024	1.25%	0	Unknown
Wuhu Ruilan Investment Consultation Company Limited	Domestic Non-state-owned legal entity	(91,700,000)	50,350,000	0.51%	0	Unknown
Bank of China Limited – Huatai-PineBridge Positive Growth Mixed Fund (中國銀行股份有限公司－華泰柏瑞積極成長混合型證券投資基金)	Domestic Non-state-owned legal entity	34,145,990	34,145,990	0.35%	0	Unknown
Bank of China Limited – Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund (中國銀行股份有限公司－嘉實滬深300交易型開放式指數證券投資基金)	Domestic Non-state-owned legal entity	317,441	19,209,426	0.20%	0	Unknown
National Social Security Fund 116 (全國社保基金一一六組合)	Domestic Non-state-owned legal entity	18,803,880	18,803,880	0.19%	0	Unknown
National Social Security Fund 603 (全國社保基金六零三組合)	Domestic Non-state-owned legal entity	17,999,929	17,999,929	0.18%	0	Unknown

(II) Particulars of the top ten shareholders holding the Company's tradable shares not subject to trading restrictions

Unit: Share

Particulars of the top ten shareholders holding the Company's tradable shares not subject to trading restrictions		
Name of Shareholders	**Number of tradable shares not subject to selling restrictions**	**Type of shares**
CSAHC	4,208,586,278	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,745,649,197	Overseas listed foreign shares
Nan Lung	1,033,650,000	Overseas listed foreign shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	159,000,000	RMB-denominated ordinary shares
Zhao Xiao Dong	123,020,024	RMB-denominated ordinary shares
Wuhu RuiJian Investment Consultation Company Limited	50,350,000	RMB-denominated ordinary shares
Bank of China Limited – Huatai-PineBridge Positive Growth Mixed Fund	34,145,990	RMB-denominated ordinary shares
Bank of China Limited – Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund	19,209,426	RMB-denominated ordinary shares
National Social Security Fund 116	18,803,880	RMB-denominated ordinary shares
National Social Security Fund 603	17,999,929	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.	

(III) The controlling shareholder or de facto controller

1. *Information of the controlling shareholders*

During the reporting period, there were no changes in the controlling shareholder or de facto controller of the Company.

Name	China Southern Air Holding Company
Responsible person or legal representative	Si Xian Min
Date of Establishment	11 October 2002
Organisation code	10000589-6
Registered capital	RMB11,196,046,000
Major business operation	To operate all the state-owned assets and state-owned equities being invested into the Group and its joint stock companies
Future development strategies	Taking airline transportation as its core business, to interoperate and develop in hand with related industries, and become a large-scale airline transportation group with comprehensive competitiveness and strong capability in creating values.
Ownership of other domestic and overseas listed companies controlled or invested during the reporting period	TravelSky Technology Limited (shareholding of 11.94%)

2. *Information of de facto controllers*

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:


State-owned Assets Supervision and Administration Commission of the State Council
100%
China Southern Air Holding Company
100%
Nan Lung Holding Limited
100%
42.87%
TravelSky Technology (Hong Kong) Limited
10.53%
100%
Yazhou Travel Investment Company Limited
0.32%
China Southern Airlines Company Limited

3. ***Other information of the controlling shareholder and de facto controllers***

CSAHC was established on 11 October 2002 and is a large-scale state-owned air transportation group with China Southern Airlines (Group) Company as its main core entity, together with Xinjiang Airlines and China Northern Airlines. CSAHC is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission which specializes in relevant industries including air transportation passenger and cargo transportation agency, aero engines maintenance, import & export trading, financing, construction and development and media and advertising.

The strategic objective of the CSAHC is to maintain an aviation industry group with comprehensive competitiveness and sustainable profitability. Insisting on maintaining its core values of "Customer First, Respecting Talents, Pursuit of Excellence, Continuous Innovation and Favourable Return" while maintaining its vibrant vision and mission of becoming a major world-class airline, the first choice for customers and highly respected by its staff, CSAHC works to continually enhance its service brand to be the best in China and the first-rate across Asia.

4. ***Other corporate shareholders with more than 10% shareholding***

Name of corporate shareholders	Responsible person or legal representative	Date of Establishment	Organisation code	Registered capital	Major business operation or management activities
Nan Lung	Jing Gongbin	September 1992	Not applicable	HKD1,674,497,600	Investment holding

III. DISCLOSURE OF INTERESTS

As at 31 December 2014, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the "Shares") and underlying Shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Shares	4,208,586,278 (L)	59.93%	–	42.87%
	Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total	5,273,356,278 (L)	–	–	53.72%
Nan Lung (Note)	Beneficial owner Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%

Note: CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

Save as disclosed above, as at 31 December 2014, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the Shares or underlying Shares recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I) Directors, Supervisors and Senior Management

The Directors, Supervisors and senior management of the Company are set out as follows:

Name	Position	Gender	Age	Appointment date for the term of office	Expiry date for the term of office
Si Xian Min	Chairman of the Board and Non-executive Director	Male	57	26 December 2013	26 December 2016
Tan Wan Geng	Vice Chairman of the Board, Executive Director and President	Male	50	26 December 2013	26 December 2016
Wang Quan Hua	Non-executive Director	Male	60	26 December 2013	25 March 2015
Yuan Xin An	Non-executive Director	Male	58	26 December 2013	26 December 2016
Yang Li Hua	Non-executive Director	Female	59	26 December 2013	26 December 2016
Zhang Zi Fang	Executive Director and Executive Vice President	Male	56	26 December 2013	26 December 2016
Li Shao Bin	Executive Director	Male	49	26 December 2013	26 December 2016
Wei Jin Cai	Independent Non-executive Director	Male	65	26 December 2013	26 December 2016
Ning Xiang Dong	Independent Non-executive Director	Male	49	26 December 2013	26 December 2016
Liu Chang Le	Independent Non-executive Director	Male	63	26 December 2013	26 December 2016
Tan Jin Song	Independent Non-executive Director	Male	50	26 December 2013	26 December 2016
Pan Fu	Chairman of the Supervisory Committee	Male	52	26 December 2013	26 December 2016
Li Jia Shi	Supervisor	Male	53	26 December 2013	26 December 2016
Zhang Wei	Supervisor	Female	48	26 December 2013	26 December 2016
Yang Yi Hua	Supervisor	Female	54	26 December 2013	26 December 2016
Wu De Ming	Supervisor	Male	56	26 December 2013	26 December 2016
Ren Ji Dong	Executive Vice President	Male	50	26 December 2013	26 December 2016
Liu Qian	Executive Vice President	Male	50	26 December 2013	26 December 2016
Dong Su Guang	Executive Vice President	Male	61	26 December 2013	30 April 2014
Wang Zhi Xue	Executive Vice President and Chief Pilot	Male	53	26 December 2013	26 December 2016
Hu Chen Jie	Chief Information Officer	Male	46	26 December 2013	27 February 2015
Su Liang	Chief Economist	Male	52	26 December 2013	26 December 2016
Chen Wei Hua	Chief Legal Adviser	Male	48	26 December 2013	26 December 2016
Guo Zhi Qiang	COO Marketing & Sales	Male	51	26 December 2013	26 December 2016
Yuan Xi Fan	Chief Engineer	Male	52	26 December 2013	30 April 2014
Li Tong Bin	Chief Engineer	Male	53	30 April 2014	26 December 2016
Xie Bing	Company Secretary	Male	42	26 December 2013	26 December 2016
Feng Hua Nan	COO Flight Safety	Male	52	15 August 2014	26 December 2016
Xiao Li Xin	Chief Accountant and Chief Financial Officer	Male	48	27 March 2015	26 December 2016

Note 1. On 30 April 2014, the Board approved that Mr. Dong Su Guang ceased to be the Executive Vice President of the Company due to retirement. On 30 April 2014, the Board approved that Mr. Yuan Xi Fan ceased to be the Chief Engineer of the Company due to work arrangement and the Board also approved to appoint Mr. Li Tong Bin as the Chief Engineer of the Company. On 15 August 2014, the Board approved to appoint Mr. Feng Hua Nan as the COO Flight Safety of the Company. On 27 February 2015, the Board approved to remove the office of Mr. Hu Chen Jie as the Chief Information Officer of the Company. On 25 March 2015, Mr. Wang Quan Hua tendered his resignation as the Non-executive Director due to retirement; on 27 March 2015, the Board appointed Mr. Xiao Li Xin as the Chief Accountant and Chief Financial Officer of the Company. On 9 April 2015, Mr. Wei Jin Cai has tendered his resignation as an Independent Non-executive Director to the Board which shall take effect upon the date of the effective appointment of the new independent non-executive Director.

Note 2. On 30 December 2014, the Board approved to remove the offices of Mr. Chen Gang as the Executive Vice President of the Company and Mr. Tian Xiao Dong as the COO Flight Operations of the Company as they were under investigation on suspicion of job-related crimes. On 5 January 2015, Mr. Xu Jie Bo tendered his resignation as the Director, and the Board approved to remove the office of Mr. Xu Jie Bo as the Executive Vice President, Chief Financial Officer and Chief Accountant of the Company as he was under investigation on suspicion of job-related crimes. On 5 January 2015, the Board approved to remove the office of Mr. Zhou Yue Hai as the Executive Vice President of the Company as he was under investigation on suspicion of job-related crimes.

(II) Positions held in other Companies by Directors, Supervisors and Senior Management

(1) Positions held in shareholder entities

Name of position holder	Name of shareholder entity	Position held in shareholder entity	Effective date of appointment	Expiry date of appointment
Si Xian Min	CSAHC	President	January 2009	To date
Wang Quan Hua	CSAHC	Vice President	September 2002	December 2014
Yuan Xin An	CSAHC	Vice President and Chief Legal Adviser	September 2007	To date
Yang Li Hua	CSAHC	Vice President	May 2009	To date
Pan Fu	CSAHC	Team Leader of the Discipline Inspection Commission	November 2010	To date
Zhang Wei	CSAHC	Director of the Audit Division	October 2008	To date

(2) Positions held in other entities

Name of position holder	Name of other entities	Position(s) held in other entities
Yuan Xin An	China Southern Airlines Group Construction and Development Company Limited	Chairman
	SAIETC	Chairman
	Zhuhai MTU	Chairman
	Dalian Acacia Town Villa Co., Ltd.	Chairman
	SACC	Chairman
	China Aircraft Services Limited	Director
Yang Li Hua	SACM	Chairman
	CSAGPMC	Chairman
	GSC	Chairman
Ning Xiang Dong	Sichuan Changhong Electric Company Limited	Independent director
	Aerospace Hi-Tech Holding Group Co., Ltd.	Independent director
	Yango Group Co., Ltd.	Independent director
	Weichai Power Co., Ltd	Independent director
Liu Chang Le	Phoenix Satellite Television Holdings Limited	Chairman and Chief Executive Officer
Tan Jin Song	Guangzhou Hengyun Enterprises Holdings Limited	Independent director
	Grandhope Biotech Co., Ltd.	Independent director
	Poly Real Estate Company Limited	Independent director
	Welling Holding Limited	Independent non-executive director
	Guangzhou Zhongda Holding Co., Ltd.	Chairman
Li Jia Shi	SACM	Vice Chairman
Zhang Wei	Finance Company	Chairman of Supervisory Committee
	SACM	Chairman of Supervisory Committee
	SAIETC	Chairman of Supervisory Committee
	Guangzhou Southern Airline Construction Company Limited	Director

Name of position holder	Name of other entities	Position(s) held in other entities
Yang Yi Hua	Xiamen Airlines	Supervisor
	Guizhou Airlines	Chairman of Supervisory Committee
	Chongqing Airlines	Supervisor
	Guangzhou Baiyun International Logistic Company Limited	Chairman of Supervisory Committee
	Finance Company	Supervisor
	Beijing China Southern Airlines Ground Service Company Limited	Convener of Supervisory Committee
	Nan Lung International Freight Limited	Chairman of Supervisory Committee
Wang Zhi Xue	Zhuhai Airlines	Chairman
Su Liang	Sichuan Airlines Co., Ltd.	Director
	Xiamen Airlines	Director
Chen Wei Hua	Xiamen Airlines	Director
Guo Zhi Qiang	Xiamen Airlines	Director
	Guangzhou Nanland Air Catering Company Limited	Chairman
	Guangzhou Baiyun International Logistic Company Limited	Chairman
Li Tong Bin	Guangzhou Aircraft Maintenance Engineering Company Limited	Chairman
	Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.	Chairman
Feng Hua Nan	Zhuhai Xiang Yi Aviation Technology Company Limited	Chairman
	Southern Airlines General Aviation Company Limited	Chairman
	China Southern West Australian Flying College Pty Ltd.	Chairman

(III) Changes of Information of Directors and Supervisors under Rule 13.51B(1) of Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2014 interim report:

1. Ms. Yang Li Hua, the Non-executive Director, was appointed as the chairman of GSC;

2. Mr. Wei Jin Cai, the Independent Non-executive Director, resigned as the independent director of Xiamen International Airport Co., Ltd and E-Food Group Co., Ltd, and the independent non-executive director of ASR Holdings Limited.

3. Mr. Pan Fu, the chairman of the Supervisory Committee, resigned as the chairman of PCACL.

4. Ms. Zhang Wei, the Supervisor, resigned as the Supervisor of China Southern Airlines Group Construction and Development Company Limited and Zhuhai MTU.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(IV) Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

Name	Position	Number of Shares held as at the beginning of the reporting period	Number of Shares held as at the end of the reporting period	The total remuneration payable received from the Company during the reporting period (RMB'000)
Si Xian Min	Chairman of the Board and Non-executive Director	0	0	0
Tan Wan Geng	Vice Chairman of the Board, Executive Director and President	0	0	0
Wang Quan Hua	Non-executive Director	0	0	0
Yuan Xin An	Non-executive Director	0	0	0
Yang Li Hua	Non-executive Director	0	0	0
Zhang Zi Fang	Executive Director and Executive Vice President	0	0	0
Li Shao Bin	Executive Director	0	0	766
Wei Jin Cai	Independent Non-executive Director	0	0	150
Ning Xiang Dong	Independent Non-executive Director	0	0	150
Liu Chang Le	Independent Non-executive Director	0	0	150
Tan Jin Song	Independent Non-executive Director	0	0	150
Pan Fu	Chairman of the Supervisory Committee	0	0	0
Li Jia Shi	Supervisor	0	0	768
Zhang Wei	Supervisor	0	0	0
Yang Yi Hua	Supervisor	0	0	434
Wu De Ming	Supervisor	0	0	507
Ren Ji Dong	Executive Vice President	0	0	768
Liu Qian	Executive Vice President	0	0	1,397
Dong Su Guang	Executive Vice President (Resigned on 30 April 2014)	0	0	486
Wang Zhi Xue	Executive Vice President and Chief Pilot	0	0	1,348
Hu Chen Jie	Chief Information Officer	0	0	1,037
Su Liang	Chief Economist	0	0	66
Chen Wei Hua	Chief Legal Adviser	0	0	697
Guo Zhi Qiang	COO Marketing & Sales	0	0	690
Yuan Xi Fan	Chief Engineer (Resigned on 30 April 2014)	0	0	444
Li Tong Bin	Chief Engineer (Appointed on 30 April 2014)	0	0	560
Xie Bing	Company Secretary	0	0	694
Feng Hua Nan	COO Flight Safety (Appointed on 15 August 2014)	0	0	1,111
Xiao Li Xin	Chief Accountant and Chief Financial Officer (Appointed on 27 March 2015)	0	0	0

Note: 1. The total remuneration received from the Company are RMB766,000, RMB766,000, RMB1,373,000 and RMB695,000 by Mr. Xu Jie Bo, Mr. Chen Gang, Mr. Zhou Yue Hai and Mr. Tian Xiao Dong, respectively for the reporting period.

2. During the reporting period, due to the designation to Skyteam, Mr. Su Liang didn't receive any remuneration from the Company, and the Company paid applicable insurance for him. Mr. Liu Qian, Mr. Wang Zhi Xue, Mr. Feng Hua Nan and Mr. Zhou Yue Hai also served as pilots, and their remunerations were inclusive of crew allowance.

During the reporting period, the current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period hasn't held or dealt with shares of the Company.

As at 31 December 2014, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

(V) Emolument Policy and Share Incentive of Directors, Supervisors and Senior Management

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management".

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" with an aim to provide a medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group, details of the scheme is set out in note 51(c) to the financial statements prepared under IFRSs.

Details of the remuneration of the Directors, Supervisors and senior management of the Company are set out in note 18 to the financial statements prepared under IFRSs.

Details of other employees' retirement and housing benefits are set out in notes 14 and 51 to the financial statements prepared under IFRSs.

Band HK$	Number of Senior Management 2014	 2013
0-500,000	1	1
500,001-1,000,000	7	8
1,000,001-1,500,000	2	1
1,500,001-2,000,000	3	3
Total	13	13

(VI) Service Contracts of the Directors and Supervisors and Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2014, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

(VII) Profiles of Directors, Supervisors and Senior Management

Directors

Mr. Si Xian Min, aged 57, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the Director of the Political Division of China Southern Airlines Henan Branch; as the Party Secretary and Vice President of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Mr. Tan Wan Geng, aged 50, graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since 15 June 2006 and has been the Vice Chairman of the Board since 24 January 2013.

Mr. Yuan Xin An, aged 58, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007. Mr. Yuan has served as the Executive Vice President of CSAHC since September 2007 and the Chief Legal Adviser of CSAHC since July 2008. Since 30 November 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Ms. Yang Li Hua, aged 59, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since 24 January 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd., China Southern Airlines Group Property Management Company Limited and China Southern Airlines Group Ground Services Co., Ltd.

Mr. Zhang Zi Fang, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009.

Mr. Li Shao Bin, aged 49, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since 24 January 2013.

Mr. Wei Jin Cai, aged 65, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, and the President of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been the Independent Non-executive Director of the Company since 29 December 2010.

Mr. Ning Xiang Dong, aged 49, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co Ltd, Hong Yuan Securities Co., Ltd and Goer Tek Inc.. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since 29 December 2010. He is also the independent director of a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd.

Mr. Liu Chang Le, aged 63, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award" and the "Person of the Year" award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy® Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of "World Chinese-language Media Cooperation Alliance" in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. He served as the Vice Chairman of the 6th Council of The Buddha's Light International Association, Board of Directors of Headquarters in 2014. Mr. Liu was a member of the Tenth, the Eleventh and the Twelfth National Committee of the Chinese People's Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has been the Independent Non-executive Director of the Company since 30 November 2011.

Mr. Tan Jin Song, aged 50, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan is currently the Party Secretary, a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, an executive member of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the Chairman of Guangzhou Zhongda Holding Co., Ltd., the independent director of Grandhope Biotech Co., Ltd., Poly Real Estate Company Limited and Guangzhou Hengyun Enterprises Holdings Limited. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the Independent Non-executive Director of the Company since 26 December 2013.

Supervisors

Mr. Pan Fu, aged 52, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since 29 December 2010.

Mr. Li Jia Shi, aged 53, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, the Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since 30 June 2009. Mr. Li is the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Ms. Zhang Wei, aged 48, has a master degree. She graduated from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of Southern Airlines Group Finance Company Limited. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of a number of companies including Southern Airlines Culture and Media Co., Ltd., Southern Airlines Group Finance Company Limited and Southern Airlines (Group) Import and Export Trading Company Limited, and the Director of Guangzhou Southern Airline Construction Company Limited.

Ms. Yang Yi Hua, aged 54, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines Company Limited, Nan Lung International Freight Limited, the supervisor convener of Beijing China Southern Airlines Ground Service Company Limited and Zhuhai Airlines Company Limited, and the supervisor of Xiamen Airlines Company Limited, Guangzhou Baiyun International Logistic Company Limited, Southern Airlines Group Finance Company Limited and Chongqing Airlines Company Limited.

Mr. Wu De Ming, aged 56, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of Company, the Deputy Party Secretary and Secretary of Disciplinary Committee of Guangzhou ticket office of Company, the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of Company, the Director of the Disciplinary Supervision Department of CSAHC; and the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC. He has been a member of Party Committee of Commercial Steering Committee of the Company, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009, and the Supervisor of the Company since December 2013.

Senior Management

Mr. Ren Ji Dong, aged 50, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Mr. Liu Qian, aged 50, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007.

Mr. Wang Zhi Xue, aged 53, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012. Mr. Wang is also the chairman of Zhuhai Airlines Company Limited.

Mr. Su Liang, aged 52, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines Company Limited and Sichuan Airlines Co., Ltd..

Mr. Chen Wei Hua, aged 48, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines Company Limited.

Mr. Guo Zhi Qiang, aged 51, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the General Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Airlines; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from February 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company since May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company from September 2012 to July 2014. He served as the COO Marketing & Sales of the Company since July 2014. Currently, Mr. Guo is also the Chairman of Guangzhou Nanland Air Catering Company Limited and Guangzhou Baiyun International Logistic Company Limited, and the director of Xiamen Airlines Company Limited.

Mr. Li Tong Bin, aged 53, has college qualification and graduated from Civil Aviation Institute of China majoring in maintenance of aircraft electrical equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li began his career in July 1983, and was the Deputy Head of Technical Division of Aircraft Maintenance Plant, the Head of Maintenance Plant of aircraft maintenance base and the Deputy Director of aircraft maintenance base, the Director of Aircraft Engineering Department of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company, and the Deputy General Manager of Zhuhai Airlines Company Limited. He served as the General Manager of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the Party Secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li has been the Chief Engineer of the Company since April 2014. Currently, Mr. Li is also the Chairman of Guangzhou Aircraft Maintenance Engineering Company Limited and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Mr. Xie Bing, aged 42, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie worked in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Mr. Feng Hua Nan, aged 52, graduated with a university degree from China Civil Aviation Flying College, majoring in aircraft piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng began his career in 1983. He served as the Director of Zhuhai Flight Training Centre of the Company, the Deputy General Manager of Flight Operation Division, the General Manager of Flight Safety Technology Department and the General Manager of Flight Technology Management Department of the Company. Mr. Feng served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the Director and General Manager of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. Currently, Mr. Feng is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, Southern Airlines General Aviation Company Limited and China Southern West Australian Flying College Pty Ltd.

Mr. Xiao Li Xin, aged 48. Mr. Xiao graduated from GuangDong Academy of Social Sciences with a master degree in economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991 and served as the General Manager Assistant, Deputy General Manager, General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company. He served as the Deputy Chief Accountant and General Manager of the Finance Department of the Company from March 2007 to October 2007. He served as the Director, General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the Director, General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. He concurrently held the positions of the Director and Vice Chairman of Air Union Insurance Brokers Co., Ltd. from March 2012 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since 27 March 2015.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II. PARENT COMPANY AND EMPLOYEES OF THE MAJOR SUBSIDIARIES

(I) Employees

As at 31 December 2014, the Group had an aggregate of 82,132 employees (31 December 2013: 80,175).

Number of current staff in the Company	61,122
Number of current staff in major subsidiaries	21,010
Total number of current staff	82,132
Total number of retired staff who incurred expenses of the Company and major subsidiaries	5,288

Professions composition

Categories by profession	Number of professionals
Pilots	6,908
Cabin attendants (including part-time security personnel)	13,797
Air marshals	1,004
Engineering unit	11,981
Navigation unit	2,302
Passenger transportation unit	8,820
Cargo transportation unit	5,564
Ground services unit	9,053
Information unit	914
Financial unit	2,326
Others	19,463
Total	82,132

Educational level

Categories by educational levels	Number (by person)
Postgraduates	2,390
Undergraduates	30,498
Diplomas	26,488
Technical School or below	22,756
Total	82,132

(II) Professions composition chart and education composition chart


Professions composition
6,908
13,797
1,004
11,981
2,302
8,820
5,564
9,053
914
2,326
19,463
Pilots
Cabin attendants (including part-time security personnel)
Air marshals
Engineering unit
Navigation unit
Passenger transportation unit
Cargo transportation unit
Ground services unit
Information unit
Financial unit
Others


Educational composition
2,390
30,498
26,488
22,756
Postgraduates
Promotion and selling expenses
Diplomas
Technical School or below

(III) Emolument Policy of Employees

As at 31 December 2014, the Group had an aggregate of 82,132 employees (31 December 2013: 80,175). The wages of the Group's employees consist of basic salaries and bonuses.

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group's operating results.

(IV) Training Plan

In 2015, with a focus on improving training effectiveness, the training programmes of the Company will improve its demand-oriented management model, optimise its business structure, promote system building, enhance professional capacity, continue to strengthen the quality of training management and accelerate the promotion of information-based training management, so as to preliminarily formulate a comprehensive training system integrating face-to-face, online and mobile training models, with a view to achieving balanced development of total training hours, business model, training facilities and equipment and training effectiveness. The Company will endeavour to contribute influential business values by employing an innovative Internet-based training model, with a view to supporting sustained and healthy development of the Company. Specifically, our training objectives are as follows:

(I) Striving to complete key projects

The Company will strengthen leadership training; promptly respond to particular training needs of its branch companies and subsidiaries; complete training 500 employees on service English, and training 350 employees on English for pilots; training 900 crew chiefs/chief pursers, 500 five-star crew chiefs, 1,500 first and business class crew members, and 100 foreign crew members; complete 36 sessions of training on professional qualifications; and training 600 part-time lecturers in various business sectors by adopting new models.

(II) Strengthening Internet-based thinking and making solid progress in the construction of the networking academy

The Company will make concerted efforts in promoting mobile learning, improve the experience features by making breakthroughs in the operation of PC platforms, develop more than 15 quality courses, and launch 100 on-line courses for the business departments while introducing over 1,000 mobile micro courses, in an effort to gradually build 3 to 5 brands for mixed projects.

Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CORPORATE GOVERNANCE CODE

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2014.

The corporate governance practices adopted by the Company are summarized below.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As at 31 December 2014, the members of the Seventh Session of the Board comprise four non-executive Directors, three executive Directors and four independent non-executive Directors. Xu Jie Bo resigned as an executive Director on 5 January 2015. Wang Quan Hua resigned as an non-executive Director on 25 March 2015. On 9 April 2015, Wei Jin Cai has tendered his resignation as an independent non-executive Director to the Board which shall take effect upon the date of the effective appointment of a new independent non-executive Director. Save as disclosed above, all of the Directors shall hold their offices until the expiry of the terms of the Seventh Session of the Board.

The Board held 32 meetings in 2014, all of which were convened in accordance with the articles of association of the Company. The Company held 1 general meeting in 2014, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

	Attendance of Board meetings					Attendance of general meeting
Name of Directors	No. of Board meetings for this year	No. of meetings attended in person	No. of meetings participated by communication	No. of meetings attended by proxy	No. of meetings absent	No. of general meetings attended
Non-Executive directors ("NED")						
Si Xian Min (Chairman)	32	4	28	0	0	1
Wang Quan Hua	32	2	28	2	0	1
Yuan Xin An	32	4	28	0	0	1
Yang Li Hua	32	4	28	0	0	1
Executive directors						
Tan Wan Geng (Vice Chairman and President)	32	2	28	2	0	1
Zhang Zi Fang (Executive Vice President)	32	3	28	1	0	1
Li Shao Bin	32	3	28	1	0	1
Independent non-executive directors ("INED")						
Wei Jin Cai	32	4	28	0	0	1
Ning Xiang Dong	32	4	28	0	0	1
Liu Chang Le	32	3	28	1	0	1
Tan Jin Song	32	4	28	0	0	1

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2014, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for directors will be arranged as necessary.

During the 2014, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors.

All Directors of the Company as at 31 December 2014 actively participated in continuous professional development, by attending external seminars, attending in-house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

BOARD COMMITTEES

The Company has put in place a Strategic Decision-making Committee, an Audit Committee, a Remuneration and Assessment Committee and a Nomination Committee and further details of the roles and functions and the composition of each of the committees are set out below:

STRATEGIC DECISION-MAKING COMMITTEE

The Strategic Decision-making Committee comprises four members and is chaired by Tan Wan Geng. The other three members are Si Xian Min (NED), Wei Jin Cai (INED) and Liu Chang Le (INED). During the reporting period, the Strategic Decision-making Committee studied and made recommendations on the long-term development strategy and major investment decisions of the Company. On 29 August 2014, the Strategic Decision-making Committee convened a meeting at which it studied and discussed a number of major issues including the "13th Five-Year" fleet plan and the strategic transformation direction of the Company.

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2014, the Audit Committee is chaired by Tan Jin Song with Wei Jin Cai and Ning Xiang Dong as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Corporate Governance Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit Committee are set out in the Terms of Reference of Audit Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and www.csair.com". In 2014, the Audit Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group's 2014 quarterly results, 2014 interim results and 2013 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviewed the Company's internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

After a case on file for investigation against several individual senior management of the Company, the Audit Committee kept close communication with the Directors and senior management of the Company as well as intermediary agencies and convened various meetings so as to understand the details and assess the impact of the incident on the Company. The Audit Committee adopted effective measures proactively to preempt the possible impact of the incident on the preparation of financial statements and the evaluation of internal control system of the Company while requiring the internal audit department to increase its extent of assessment on the business flow and broaden the scope of internal control tests. The Audit Committee has also engaged in various discussions with the auditors in respect of audit scope, audit process and any matters identified thereof while guiding the Company to smoothly complete the preparation of financial statements and the evaluation of internal control, which effectively fulfilled and fully performed the duties and functions of the Audit Committee, thus improving the standardized operation of the Company.

The Audit Committee held 9 meetings in 2014. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	9/9
Wei Jin Cai	9/9
Ning Xiang Dong	9/9

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

KPMG Huazhen (Special General Partnership) and KPMG acted as the auditors of the Company in 2012. The 2012 and 2013 annual general meetings considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2013 and year 2014, respectively and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013 and year 2014, respectively.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor to the Group in 2013 and 2014:

	2014 RMB Million	2013 RMB Million
Audit fees	18	12
Non-audit fees	0	4
Total	18	16

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2014, the Remuneration and Assessment Committee comprises three members and chaired by Ning Xiang Dong (INED), together with Wang Quan Hua (NED) and Tan Jin Song (INED) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Remuneration and Assessment Committee held 1 meeting in 2014, which was held according to its rules and procedures. The attendance of each member is as follows:

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Ning Xiang Dong (Chairman)	1/1
Wang Quan Hua	1/1
Tan Jin Song	1/1

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2014.

NOMINATION COMMITTEE

As at 31 December 2014, the Nomination Committee consists of three members, including Si Xian Min (NED) as chairman and Wei Jin Cai (INED) and Tan Jin Song (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Nomination Committee held 2 meetings in 2014. The Nomination Committee has performed all its obligations under their terms of reference in 2014. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Si Xian Min (Chairman)	2/2
Wei Jin Cai	2/2
Tan Jin Song	2/2

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the Corporate Governance Code.

During the year, the Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result and annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2014 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, PricewaterhouseCoopers, are set out on page 112. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Companies Ordinance (Cap. 622, the Laws of Hong Kong) and the applicable accounting standards.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Board believes that a transparent and timely disclosure of the Group's information will enable shareholders and investors to make the best investment decision and to have a better understanding on the Group's business performance and strategies. It is also vital for developing and maintaining continuing investor relations with the Company's potential and existing investors.

During the reporting period, the Company enhanced communications with investors by holding results presentations and roadshows, and participating in investor meetings, etc. The Company carried out in-depth exchanges with investors, considered extensive suggestions from investors and kept its management team abreast of market feedback in a timely manner, thereby effectively achieving a two-way communication between the capital market and the listed company. The Company also enhanced daily communication with its shareholders through telephone, e-mail, and online meetings for explaining cash dividend distribution, etc, so as to effectively safeguard the interests of minority shareholders. In addition, the Company continuously improved its investor relations website and enhanced positive interaction with the capital market, thus creating more opportunities for face-to-face communication with investors.

During the reporting period, the major investor relations activities of the Company included:

1. In January 2014, the Company held a non-deal roadshow in Sydney; in May 2014, the Company held a non-deal roadshow in Singapore; in August 2014, the Company held a non-deal roadshow in New York; the Company also held two regular roadshows on its results.

2. In March 2014, the Company held a press conference and an investor conference for 2013 annual results in Hong Kong; in August 2014, the Company held an investor conference for 2014 interim results in Hong Kong.

3. In May 2014, the Company participated in the Investors Reception Day activity organised by Guangdong Securities Regulatory Bureau and the Listed Companies Association of Guangdong.

4. On 20 May 2014, the Company held an online meeting for explaining the cash dividend distribution for 2013 and briefed participants on the key issues relating to the cash dividend distribution proposal for 2013.

5. On 26 June 2014, the Company held the 2013 annual general meeting in Guangzhou with 45 shareholders or shareholder representatives attending the meeting in person and participating in the online voting.

6. In 2014, the Company Secretary and the manager of Investor Relations department of the Company received 35 batches of visitors totalling 72 attendees, and participated in four investment forums organised by brokers.

Investors and the public may refer to the Company's website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organisational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1. Open the Home page of the Company's website and click "Investor Relations"; and

2. Click the content you want to read.

For enquiries about any matters of the Company, investors may contact the Company Secretary by phone at (8620)8612-4462, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary as set out above.

INFORMATION DISCLOSURE

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely and timely.

During the reporting period, the Company continued to solidify the base of information disclosure to optimize the information disclosure procedures and to further improve the quality of information disclosure. Apart from complying with the statutory requirements of information disclosure, the Company delivered the information to the investors through active information disclosure in order to have more interaction with investors and facilitate a more transparent and clearer corporate governance.

During the reporting period, the Company further reviewed the annual report disclosure requirements of all the listing places to further enrich and optimize the content and layout of the 2013 annual report from the investor's perspective.

The Company was rated at "A" grade, the highest rating in the appraisal for the information disclosure of the listed companies in 2013, which was carried out and completed by the Shanghai Stock Exchange in July 2014.

AMENDMENTS MADE TO ARTICLES OF ASSOCIATION

During the 2014, there was no amendment made to the Articles of Association.

SHAREHOLDERS' RIGHTS

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be posted on the websites of the Stock Exchange and the Company at "www.hkexnews.hk and "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company's company secretary office or via email as set out in the above section headed "Communications with shareholders and investors and investor relations".

OTHERS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange, the Company is required to comply with the applicable PRC laws and regulations, Hong Kong laws and regulations, and applicable U.S. federal securities laws and regulations.

New York

6 August 2014, the Company started the service between Guangzhou and New York City, the longest direct flight in the history of China's civil aviation with one-way distance of 13,500 km.




Guangzhou

Significant Events

I. Implementation of Profit Distribution Plan during the Reporting Period

1. Formulation, implementation and amendment of the cash dividend policy

At the first extraordinary general meeting of 2013 held on 24 January 2013, the Company considered and approved the amendments to the Articles of Association, stipulating that

"The Company adopts the following profit distribution policy:

Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company's average distributable profit for such three years.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association."

The profit distribution policy shall comply with the Articles of Association and the requirements of approval procedures with clear criteria and ratios of dividend distribution to fully protect the legitimate interests of minority investors and the opinion shall be given by the independent directors. Any adjustment of the policy or any change of the terms and procedures shall comply with the applicable regulations and be undertaken with transparency.

2. Plans and proposals for profit distribution and the conversion of capital reserve to share capital of the Company in the recent three years (including the reporting period)

Unit: RMB million

Year	Bonus shares distributed per 10 shares (shares)	Dividends distributed per 10 shares (RMB) (inclusive of applicable tax)	Transfers per 10 shares (shares)	Amount of cash dividends (inclusive of applicable tax)	Net profit attributable to the shareholders of the listed company in the consolidated financial statements during the dividend year	Percentage of net profit attributable to the shareholders of the listed company in the consolidated financial statements (%)
2014	0	0.4	0	393	1,777	22.1
2013	0	0.4	0	393	1,986	19.8
2012	0	0.5	0	491	2,619	18.7

II. Proposals for Profit Distribution and the Transfer of Capital Reserve to Share Capital for the Year of 2014

No interim dividend for the year of 2014 was distributed by the Company, and there was no issue of shares by way of conversion of capital reserve.

The Board recommends the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2014, totalling approximately RMB393 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2014 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Thursday, 6 August 2015.

III. Capital Occupied During the Reporting Period and the Clearing Progress

During the reporting period, the Company did not have any capital occupied or clearing progress for the capital.

IV. Asset Transaction, Corporate Merger and Acquisition

On 13 October 2014, Xiamen Airlines and Hebei Airlines Investment entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Hebei Airlines Investment agreed to sell the 95.40% equity interests in Hebei Airlines at the consideration of RMB680 million. In addition, as approved by the Board, Xiamen Airlines and Sichuan Airlines also entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Sichuan Airlines agreed to sell the 3.83% equity interests in Hebei Airlines at the consideration of RMB69 million.

The above transaction has been completed, Hebei Airlines is owned as to 99.23% equity interests by Xiamen Airlines. Please refer to the relevant announcement of the Company published on the websites of Shanghai Stock Exchange and the Stock Exchange.

V. Equity Incentives Plan

In order to establish a long-term incentive mechanism which is closely linked to the results and the long-term strategy of the Company, as well as optimize the overall remuneration structure and system of the Company and to closely connect the interests between the shareholders, Directors, senior management and key employees of the Company so as to establish a foundation for the sustainable development of the Company in long run, the Company considered and passed the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited and the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited (the "Scheme") at the 2011 first extraordinary general meeting of the Company held on 30 November 2011.

Under this Scheme, 24,660,000 units of share appreciation rights were granted to 118 employees of the Group (the "Recipient") at the exercise price of HKD3.92 per unit for a term of 6 years prior to 31 December 2011. No shares will be issued under the Scheme. Upon exercise of the share appreciation rights, a recipient will receive an amount of cash equivalent to the market value of the shares. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary from 22 December 2011, each one third of the share appreciation rights will become exercisable.

Distribution of a cash dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) per share to H shareholders was approved by the general meeting of the Company on 31 May 2012, distribution of a cash dividend of RMB0.05 (equivalent to HKD0.06) (inclusive of applicable tax) per share to H shareholders was approved on 18 June 2013 and distribution of a cash dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share to H shareholders was approved on 26 June 2014, therefore, the exercise price for the share appreciation rights was adjusted to HKD3.56 per share in accordance with the requirements under the Scheme.

During the reporting period, there were no granting or exercising of share appreciation rights and 8,326,667 units of H share appreciation rights were forfeited. As at the end of the reporting period, 17,646,667 units of H share appreciation rights were forfeited in total, and there were 7,013,333 units of H share appreciation rights remained outstanding.

VI. Major Contracts

(I) Trust, Sub-contracting and Lease

1. *Trust*

During the reporting period, the Company did not enter into any trust arrangement.

2. *Contract*

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3. *Lease*

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 31 December 2014, there were 197 and 186 aircrafts under operation lease and under finance lease, respectively.

(II) Guarantee

Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiary, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans, respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them, respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

In accordance with the authorization granted at the general meeting, the Board passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

As at 31 December 2014, the banks have granted a loan to certain trainee pilots, of which RMB646 million has been guaranteed by the Group, in which RMB55.2 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots have already quitted the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB2 million, and the amount of Xiamen Airlines was nil. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

(III) Aircraft Purchase Agreements

The seventh session of the Board convened an extraordinary meeting on 16 May 2014, at which the Board considered and approved the entering into the Aircraft Acquisition Agreement with Airbus S.A.S to acquire 30 A320 series aircrafts and 50 A320 NEO series aircrafts from Airbus S.A.S according to the development of market demand and the Company's transportation capacity plan. Pursuant to the said agreement, Airbus S.A.S will deliver all aircraft to the Company during the period commencing from 2016 to 2020. The aircrafts will increase the available tonne kilometres of the Group by 12.1% compared with the available tonne kilometres of the Group as at 31 December 2014. The abovementioned aircraft acquisition has been approved by the general meeting on 26 June 2014 and is subject to the approval of the relevant government authorities.

(IV) Other Material Contracts or Transactions

During the reporting period, the Company did not enter into any other material contracts or transactions.

VII. Penalty on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company

During the reporting period, Mr. Chen Gang, the Executive Vice President of the Company and Mr. Tian Xiao Dong, the COO Flight Operations of the Company, were under investigation on suspicion of job-related crimes. In 5 January 2015, Mr. Xu Jie Bo, the Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai, the Executive Vice President of the Company were under investigation on suspicion of job-related crimes. The Company timely disclosed the information in strict compliance with the relevant applicable listing rules.

None of the Company nor the current Directors, Supervisors, senior management, controlling shareholders or de facto controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

VIII. Convertible Corporate Bonds

During the reporting period, the Company did not have any issued or outstanding convertible corporate bonds.

IX. Appointment and Dismissal of Auditors

The 2013 annual general meeting held on 26 June 2014 considered and approved the reappointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial report and internal control of financial report for the year 2014 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial report for the year 2014, and authorize the Board to determine their remuneration.

X. Use of Proceeds from Fund-raising

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

XI. Projects other than Fund-raising Project

During the reporting period, there was not any non fund raising project.

XII. Undertaking

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

(I) Undertaking Related to Share Reform

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

(II) Other Undertaking

1. The Company and CSAHC entered into the "Property Compensation Agreement" on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company's rights in the use of the land and buildings leased from CSAHC. It's a long-term undertaking, and it has been strictly performed.

2. In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It's a long-term undertaking, and it has been strictly performed.

3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

   Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

4. The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance: (1) SA Finance is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It's a long-term undertaking, and it has been strictly performed.

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2014.

I. Disclaimer on Internal Control and the Establishment of Internal Control System

The board of directors of the Company is responsible for establishing and maintaining an internal control system to ensure the adequacy of financial reporting. The objectives of the internal control system for financial reporting are to ensure the truthfulness, completeness and reliability of the information contained in the financial report, and to prevent the risk of making material misstatements. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives. The Board has carried out assessment on the relevant internal control for financial reporting in accordance with the "Basic Standard for Enterprise Internal Control", and has considered it effective as at 31 December 2014 (being the base date).

During the course of the Company's self-evaluation regarding internal control, no significant or important deficiencies in internal control on non-financial reporting were identified.

PricewaterhouseCoopers Zhong Tian LLP was engaged by the Company to conduct an audit on the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control Audit Guidance and relevant requirements from the practising guidances of the China Institute of Certified Public Accountants, and issued an unqualified audit report. For details of the assessment report on the Company's internal control, please visit the website of the Shanghai Stock Exchange.

II. Particulars of the Audit Report on the Company's Internal Control

For details of the audit report on the Company's internal control, please visit the website of the Shanghai Stock Exchange.

III. Particulars of the Accountability Systems for Major Errors in Annual Reports and Their Implementations

The Company established the "Information Disclosure Management System" in June 2007, the "Material Inside Information Reporting System" in April 2008, and the "Insider Information Management System" in December 2009, and also made amendments in accordance with requirements of the regulatory bodies. With these systems in place, the Company regulated its work on the dissemination and disclosure of inside information, and clearly defined the requirements of accountability for major errors in disclosure of information, including those in annual reports.

During the reporting period, no major error was found in the Company's annual report.

Social Responsibility

Starting from 2008, the Company, building on its years of perseverance and perfection, has established a complete social responsibility system with its own characteristics. The Company, with its full gratitude, has put more efforts in caring for the passengers, the staff, the society and environmental business, and considered social responsibility as its first priority in corporate development. By providing assistance to people in need, actively taking part in charity and donation, implementing honest operation practices and operating green flights, the Company contributed to the society with a thankful heart, thereby established its corporate characters which laid the foundation of the Company.

In 2014, the Company bore its responsibilities firmly and initiated mechanism innovation to effectively fulfill its corporate social responsibilities:

Provision of special flight services. We have successively organized special fights to provide earthquake relief in Ludian, Yunnan and Hetian, Xinjiang, and assist in the transportation of peacekeeping troops, evacuation of Chinese citizens from Vietnam, and water delivery to Maldives. Of which, 9 fights have been arranged to deliver 13 tonnes of supplies to Ludian, Yunnan, 2 aircrafts have been sent to Vietnam to pick up 291 Chinese citizens and 38 tonnes of clean water has been delivered to Maldives.

Completion of transportation tasks for significant events. In 2014, we have successively completed transportation tasks for significant events such as the Spring Festival travel season, Canton Fair, World Travel & Tourism Council and APEC summits.

Active support to cultural undertakings. In 2014, we have successively sponsored Sydney Festival, Melbourne Festival and Melbourne Football Club, and proactively sponsored the transportation of American Indian cultural relics from North America for exhibition in China.

Donations by Ten Cent Care Foundation. In 2014, Ten Cent Care Foundation has made donations of RMB6.4 million in total. Of which, RMB2.2 million was for education, RMB1 million was for poverty-relief, and RMB3.2 million was for disaster-relief.

Organization of volunteer activities. In 2014, China Southern Airlines Volunteer Association has organized a total of 1,709 activities with participants of 21,736 person-times and 54,650 hours of service, serving 286,321 person-times, with 1,168 cases of one-on-one long-term relation established.









Awards received by the Company in 2014:	
1	Best Contribution Award for Air Service 2013/14 elected by Auckland Airport, New Zealand
2	"Stars of China Awards 2014" Best Airline Company elected by Global Finance Magazine, USA
3	Airline of the Year 2013 Award Asia elected by Amsterdam Airport Schiphol
4	Top First Class Service elected by Now Travel Asia magazine Award 2014
5	2014 Top Ten PRC Logistics Brands
6	2014 Top 100 Companies with Valuable Brand in Logistics Industry in China
7	Best ECA-backed Facility from Assets Asian Awards 2014
8	"Best Call Center", "Marketing Team of Call Center with the Best Services" and "Best Solution of Call Center Awards" elected by China Call Center Excellence Summit 2013-2014
9	Best Listed State-owned Enterprise with Best CSR Reputation of 2013 elected by Southern Weekly
10	2014 Chinese Most Admire Transportation and Logistics Company Award elected by Fortune China

Wuhan

16 December 2014, the Company launched a new flight service between Guangzhou and San Francisco via Wuhan, the first direct flight linking Central China and the United States and the fourth route to North America serviced by the Company. To celebrate the successful launch of the new flight service, the municipal government of San Francisco announced that 16 December 2014 would be the "Day of China Southern Airlines".




San Francisco

Independent Auditor's Report

pwc

羅兵咸永道

To the shareholders of China Southern Airlines Company Limited

(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 113 to 200, which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2015

PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Consolidated Income Statement

For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2014 RMB million	2013 RMB million
Operating revenue			
Traffic revenue	5	**104,328**	94,684
Other operating revenue	7	**4,256**	3,863
Total operating revenue		**108,584**	98,547
Operating expenses			
Flight operation expenses	8	**58,901**	54,010
Maintenance expenses	9	**8,304**	7,805
Aircraft and transportation service expenses	10	**16,402**	15,091
Promotion and selling expenses	11	**7,841**	7,754
General and administrative expenses	12	**2,337**	2,470
Depreciation and amortisation	13	**10,828**	9,347
Impairment on property, plant and equipment	22	**215**	536
Others		**1,198**	1,267
Total operating expenses		**106,026**	98,280
Other net income	15	**2,190**	1,243
Operating profit		**4,748**	1,510
Interest income		**376**	307
Interest expense	16	**(2,193)**	(1,651)
Share of associates' results	26	**261**	294
Share of joint ventures' results	27	**140**	96
Exchange (loss)/gain, net	36(e)	**(292)**	2,903
Other non-operating income	17	**26**	25
Profit before income tax		**3,066**	3,484
Income tax	19	**(668)**	(734)
Profit for the year		**2,398**	2,750
Profit attributable to:			
Equity shareholders of the Company	21	**1,777**	1,986
Non-controlling interests		**621**	764
Profit for the year		**2,398**	2,750
Earnings per share attributable to equity shareholders of the Company			
Basic and diluted	21	**RMB0.18**	RMB0.20
Dividends	47	**393**	393

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2014 RMB million	2013 RMB million
Profit for the year		2,398	2,750
Other comprehensive income for the year:			
Items that may be reclassified subsequently to profit or loss			
– Fair value movement of available-for-sale financial assets	29	43	(8)
– Share of other comprehensive income/(loss) of an associate		21	(3)
– Deferred tax relating to above items	30	(11)	2
Total comprehensive income for the year		2,451	2,741
Total comprehensive income attributable to:			
Equity shareholders of the Company		1,813	1,981
Non-controlling interests		638	760
Total comprehensive income for the year		2,451	2,741

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2014 RMB million	31 December 2013 RMB million
Non-current assets			
Property, plant and equipment, net	22	**134,453**	119,777
Construction in progress	23	**19,347**	17,459
Lease prepayments	24	**2,349**	2,267
Interest in associates	26	**1,583**	1,305
Interest in joint ventures	27	**1,338**	1,197
Other investments in equity securities	28	**136**	162
Aircraft operating lease deposits		**651**	566
Available-for-sale financial assets	29	**104**	61
Deferred tax assets	30	**966**	1,251
Other receivables	34	**300**	–
Other assets	31	**920**	589
		162,147	144,634
Current assets			
Inventories	32	**1,661**	1,647
Trade receivables	33	**2,683**	2,173
Other receivables	34	**5,864**	3,431
Cash and cash equivalents	35	**15,414**	11,748
Restricted bank deposits		**438**	440
Prepaid expenses and other current assets		**995**	803
Amounts due from related companies	40	**486**	331
		27,541	20,573
Current liabilities			
Borrowings	36	**20,979**	20,242
Current portion of obligations under finance leases	37	**5,992**	3,636
Trade payables	38	**1,657**	1,407
Sales in advance of carriage		**6,101**	5,815
Deferred revenue	39	**1,160**	1,244
Current income tax		**296**	495
Amounts due to related companies	40	**458**	457
Accrued expenses	41	**12,122**	11,898
Other liabilities	42	**5,321**	4,019
		54,086	49,213
Net current liabilities	2(a)(i)	**(26,545)**	(28,640)
Total assets less current liabilities		**135,602**	115,994

Consolidated Balance Sheet

At 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2014 RMB million	31 December 2013 RMB million
Non-current liabilities			
Borrowings	36	**42,066**	37,246
Obligations under finance leases	37	**43,919**	31,373
Deferred revenue	39	**1,750**	2,069
Provision for major overhauls	43	**1,623**	1,076
Provision for early retirement benefits	44	**25**	41
Deferred benefits and gains	45	**853**	858
Deferred tax liabilities	30	**873**	880
		91,109	73,543
Net assets		**44,493**	42,451
Capital and reserves			
Share capital	46	**9,818**	9,818
Reserves	47	**25,930**	24,511
Total equity attributable to equity shareholders of the Company		**35,748**	34,329
Non-controlling interests		**8,745**	8,122
Total equity		**44,493**	42,451

Approved and authorised for issue by the board of directors on 30 March 2015.

Si Xian Min
Director

Tan Wan Geng
Director

The accompanying notes form part of these financial statements.

Balance Sheet

At 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2014 RMB million	31 December 2013 RMB million
Non-current assets			
Property, plant and equipment, net	22	**105,495**	100,399
Construction in progress	23	**12,030**	12,315
Lease prepayments	24	**1,348**	1,347
Investments in subsidiaries	25	**3,549**	3,036
Interest in associates	26	**467**	437
Interest in joint ventures	27	**483**	483
Other investments in equity securities	28	**100**	100
Aircraft operating lease deposits		**600**	484
Available-for-sale financial assets	29	**40**	25
Deferred tax assets	30	**939**	1,221
Other assets	31	**478**	488
		125,529	120,335
Current assets			
Inventories	32	**1,179**	1,251
Trade receivables	33	**2,160**	1,800
Other receivables	34	**3,402**	2,231
Cash and cash equivalents	35	**10,060**	5,467
Restricted bank deposits		**93**	87
Prepaid expenses and other current assets		**606**	518
Amounts due from related companies	40	**3,463**	449
		20,963	11,803
Current liabilities			
Borrowings	36	**17,811**	16,547
Current portion of obligations under finance leases	37	**5,277**	3,558
Trade payables	38	**338**	486
Sales in advance of carriage		**5,413**	5,153
Deferred revenue	39	**1,072**	1,154
Current income tax		**220**	480
Amounts due to subsidiaries and other related companies	40	**3,171**	2,256
Accrued expenses	41	**10,024**	10,057
Other liabilities	42	**3,293**	3,004
		46,619	42,695
Net current liabilities		**(25,656)**	(30,892)
Total assets less current liabilities		**99,873**	89,443

Balance Sheet

At 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2014 RMB million	31 December 2013 RMB million
Non-current liabilities			
Borrowings	36	**30,844**	29,093
Obligations under finance leases	37	**38,357**	30,482
Deferred revenue	39	**1,525**	1,860
Provision for major overhauls	43	**1,184**	689
Provision for early retirement benefits	44	**23**	39
Deferred benefits and gains	45	**786**	808
		72,719	62,971
Net assets		**27,154**	26,472
Capital and reserves			
Share capital	46	**9,818**	9,818
Reserves	47	**17,336**	16,654
Total equity		**27,154**	26,472

Approved and authorised for issue by the board of directors on 30 March 2015.

Si Xian Min
Director

Tan Wan Geng
Director

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes In Equity

For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734
Changes in equity for 2013:								
Profit for the year	–	–	–	–	1,986	1,986	764	2,750
Other comprehensive income	–	–	(2)	(3)	–	(5)	(4)	(9)
Total comprehensive income	–	–	(2)	(3)	1,986	1,981	760	2,741
Appropriations to reserves	–	–	–	113	(113)	–	–	–
Dividends relating to 2012	–	–	–	–	(491)	(491)	–	(491)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	–	–	(6)	(6)
Capital injection from the non-controlling shareholder of a Subsidiary	–	–	–	–	–	–	560	560
Distributions to non-controlling interests	–	–	–	–	–	–	(87)	(87)
Balance at 31 December 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451
Balance at 1 January 2014	**9,818**	**14,131**	**22**	**1,336**	**9,022**	**34,329**	**8,122**	**42,451**
Changes in equity for 2014:								
Profit for the year	–	–	–	–	**1,777**	**1,777**	**621**	**2,398**
Other comprehensive income	–	–	**22**	**14**	–	**36**	**17**	**53**
Total comprehensive income	–	–	**22**	**14**	**1,777**	**1,813**	**638**	**2,451**
Appropriations to reserves	–	–	–	**137**	**(137)**	–	–	–
Dividends relating to 2013 (note 47)	–	–	–	–	**(393)**	**(393)**	–	**(393)**
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	**108**	**108**
Acquisition of non-controlling interests in a subsidiary	–	–	–	**(1)**	–	**(1)**	**(1)**	**(2)**
Non-controlling interest arising on business combination	–	–	–	–	–	–	**6**	**6**
Distributions to non-controlling interests	–	–	–	–	–	–	**(128)**	**(128)**
Balance at 31 December 2014	**9,818**	**14,131**	**44**	**1,486**	**10,269**	**35,748**	**8,745**	**44,493**

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2014 RMB million	2013 RMB million
Operating activities			
Cash generated from operating activities	35(b)	15,826	11,546
Interest received		360	220
Interest paid		(1,991)	(1,538)
Income tax paid		(625)	(525)
Net cash generated from operating activities		13,570	9,703
Investing activities			
Acquisition of subsidiaries, net of cash acquired		(657)	–
Proceeds from disposal of property, plant and equipment and lease prepayments		1,611	205
Dividends received from associates		86	33
Dividends received from a joint venture		–	5
Dividends received from other investments in equity securities and available-for-sale financial assets		13	14
Acquisition of term deposits and wealth management products		(3,286)	(8,402)
Proceeds from maturity of term deposits and wealth management products		1,254	8,481
Interest received on wealth management products		–	25
Additions of property, plant and equipment, lease prepayments and other assets		(8,649)	(12,308)
Capital injection into associates and other investment		–	(72)
Payment for aircraft lease deposits		(172)	(51)
Refund of aircraft lease deposits		87	142
Placement of pledged bank deposits		(1,656)	(277)
Withdrawal of pledged bank deposits		1,609	–
Net cash used in investing activities		(9,760)	(12,205)
Financing activities			
Dividends paid to equity shareholders of the Company	47(b)	(393)	(491)
Proceeds from borrowings		32,488	38,324
Proceeds from ultra-short-term financing bills		6,000	500
Repayment of borrowings		(31,126)	(31,243)
Repayment of principal under finance lease obligations		(4,072)	(2,895)
Repayment of ultra-short-term financing bills		(3,000)	(500)
Capital injection from the non-controlling interests of subsidiaries		108	560
Dividends paid to non-controlling interests		(128)	(87)
Payment for purchase of non-controlling interest		(8)	–
Net cash (used in)/generated from financing activities		(131)	4,168
Net increase in cash and cash equivalents		3,679	1,666
Cash and cash equivalents at 1 January		11,748	10,082
Exchange losses on cash and cash equivalents		(13)	–
Cash and cash equivalents at 31 December		15,414	11,748

The accompanying notes form part of these financial statements.

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The address of the Company's registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company ("CSAHC"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

These financial statements are presented in RMB, unless otherwise stated.

These consolidated financial statements were approved for issue by the Company's Board on 30 March 2015.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). The consolidated financial statements are also prepared in accordance with the applicable disclosure requirements of the predecessor Hong Kong Companies Ordinance (Cap.32) for this financial year and the comparative period. The consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(e).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and relevant assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and relevant assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements comprise the Company and its subsidiaries and the Group's interest in associates and joint ventures.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(i) Going concern

As at 31 December 2014, the Group's current liabilities exceeded its current assets by RMB26,545 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements.

As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB187.1 billion (2013: RMB166.3 billion), of which approximately RMB126.7 billion (2013: RMB120.9 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in the future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii) New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2014:

- Amendment to IAS 32, 'Financial instruments: Presentation' on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Group's financial statements.

- Amendments to IFRS 10, 12 and IAS 27, 'Consolidation for investment entities'. These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an 'investment entity' definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make. The amendments did not have an impact on the Group's financial statements.

- Amendments to IAS 36, 'Impairment of assets', on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of cash-generating units which had been included in IAS 36 by the issue of IFRS 13. It also enhanced the disclosures of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

- Amendment to IAS 39, 'Financial instruments: Recognition and measurement' on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to 'over-the-counter' derivatives and the establishment of central counterparties. Under IAS 39, novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

- IFRIC 21, 'Levies', sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 'Provisions'. The interpretation addresses what the obligating event is that gives rise to the payment a levy and when a liability should be recognised. The Group is not currently subjected to significant levies so the impact on the Group is not material.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(ii) New and amended standards adopted by the Group (Continued)

- Annual improvements 2012. These amendments include changes from the 2010-2012 cycle of the annual improvements project, that affect 7 standards, only the below are effective for relevant transactions on or after 1 July 2014. IFRS 2, 'Share-based payment', the amendment clarifies the definition of a 'vesting condition' and separately defines 'performance condition' and 'service condition'. IFRS 3, 'Business combinations' and consequential amendments to IFRS 9, 'Financial instruments', IAS 37, 'Provisions, contingent liabilities and contingent assets', and IAS39, 'Financial instruments – Recognition and measurement'. The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32,'Financial instruments: Presentation'. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognised in profit and loss. These annual improvements did not have an impact on the Group's financial statements.

(iii) New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

- IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one management actually use for risk management purposes.

  Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9's full impact.

- IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC/HK interpretations that are not yet effective that would be expected to have a material impact on the Group.

2 Significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(iv) New Hong Kong Companies Ordinance (Cap 622)

In addition, the requirements of Part 9 "Accounts and Audit" of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company's first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance (i.e. starting from the year ending 31 December 2015). The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

(b) Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with (Notes 2(n)) or (Note 2(o)) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(e)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(k)).

2 Significant accounting policies (Continued)

(b) Subsidiaries and non-controlling interests (Continued)

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

(c) Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and 2(k)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company's balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(k)).

2 Significant accounting policies (Continued)

(d) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(k)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in the consolidated income statement in accordance with the policy set out in Note (2(w)(iv)). When these investments are derecognised or impaired (Note 2(k)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. These securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the consolidated balance sheet at cost less impairment losses (Note 2(k)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Investment properties

Investment properties are buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(k)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(w)(iii).

2 Significant accounting policies (Continued)

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(k)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(z)).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, depreciation of other property, plant and equipment is calculated to write off the cost of items less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Construction in progress

Construction in progress represents aircraft prepayment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses(Note 2(k)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

2 Significant accounting policies (Continued)

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in (Note2(g)). Impairment losses are accounted for in accordance with the accounting policy as set out in (Note 2(k)). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

2 Significant accounting policies (Continued)

(j) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight- line basis over beneficial period.

Deferred expenditure is stated at cost less impairment losses (Note 2(k)).

(k) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in subsidiaries, associates and joint ventures (including those recognised using the equity method (Note 2(c)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with (Note 2(k)(ii)). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with (Note 2(k)(ii)).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

2 Significant accounting policies (Continued)

(k) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment;
- Investment properties;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Other assets; and
- Goodwill

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount
  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2 Significant accounting policies (Continued)

(k) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

– Recognition of impairment losses

An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(l) Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2 Significant accounting policies (Continued)

(m) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(k)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(q)(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables.

The amount of the guarantee initially recognised as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with (Note 2(q)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

2 Significant accounting policies (Continued)

(q) Financial guarantees issued, provisions and contingent liabilities (Continued)

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

(s) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(u) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(v) Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2 Significant accounting policies (Continued)

(v) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

– in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

– the same taxable entity; or

– different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Significant accounting policies (Continued)

(w) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) Passenger, cargo and mail revenues

Passenger revenue is recognised at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airline-related business are recognised when services are rendered.

Revenue is stated net of sales tax.

(ii) Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

Amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Amount received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

(iii) Operating rental income

Receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv) Dividends

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.
- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

2 Significant accounting policies (Continued)

(w) Revenue recognition (Continued)

(v) Government grants are recognised in consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(x) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheet as prepaid expense.

(y) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(z) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

2 Significant accounting policies (Continued)

(aa) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii) Share-based payment

The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(ab) Translation of foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Renminbi, which is the Company's functional and the Group's presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(ac) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

2 Significant accounting policies (Continued)

(ac) Related parties (Continued)

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ad) Segmental information

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting judgements and estimates

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note44 and Note 4(g) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment of trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(b) Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(c) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

3 Accounting judgements and estimates (Continued)

(d) Provision for major overhauls

Provision for the cost of major overhauls to fulfil certain return condition for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

(e) Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group's frequent flyer award programmes is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, anticipated redemption pattern and the frequent flyer programme design.

(f) Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(g) Income tax

Significant judgment is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(h) Retirement benefits

According to IAS 19, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity's informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 51(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group's business performance, and can be suspended at any time (Note 14).

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's overall risk management programme focuses on the unpredictability of financial market seeks to minimize the adverse effects on the Group's financial performance. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2014, the Group's current liabilities exceeded its current assets by RMB26,545 million. For the year ended 31 December 2014, the Group recorded a net cash inflow from operating activities of RMB13,570 million, a net cash outflow from investing activities of RMB9,760 million and a net cash outflow from financing activities of RMB131 million, which in total resulted in a net increase in cash and cash equivalents of RMB3,679 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2014, the contractual maturities at the end of financial years of the Group's borrowings and obligations under finance leases are disclosed in Notes 36, 37 respectively.

(b) Interest rate risk

The interest rates and maturity information of the Group's borrowings and obligations under finance leases are disclosed in Note 36 and Note 37, respectively. Majority of the Group's borrowing are at floating interest rates which expose the Group to cash flow interest rate risk. Borrowings at fixed interest rates expose the Group to fair value interest risk.

At 31 December 2014, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB569 million (2013: RMB443 million). Other components of consolidated equity would not be affected (2013: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2013.

4 Financial risk management and fair values (Continued)

(c) Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 37), borrowings (Note 36) and operating lease commitments (Note 48(b)) are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2014		2013	
	Appreciation/ (depreciation) of Renminbi against foreign currency	**Increase/(decrease) on profit after tax and retained profits RMB million**	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
United States Dollars	**1%**	**767**	1%	654
	(1%)	**(767)**	(1%)	(654)
Singapore Dollars	**2%**	**6**	2%	7
	(2%)	**(6)**	(2%)	(7)
Japanese Yen	**10%**	**145**	10%	177
	(10%)	**(145)**	(10%)	(177)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2013.

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (Continued)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group's pilot trainees.

Substantially all of the Group's cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2014, the balance due from BSP agents amounted to RMB990 million (2013: RMB1,046 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in (Note 33).

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2014, total personal bank loans of RMB486 million (31 December 2013: RMB464million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2013:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,773 million (2013: RMB3,554 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities dividend by total assets.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt ratio was 77% at 31 December 2014 (2013: 74%).

4 Financial risk management and fair values (Continued)

(g) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the Group's financial assets that are measured at fair value at 31 December 2014.

	The Group				The Company			
2014	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets								
Available-for-sale equity securities:								
– Listed	**104**	**–**	**–**	**104**	**40**	**–**	**–**	**40**
2013								
Assets								
Available-for-sale equity securities:								
– Listed	61	–	–	61	25	–	–	25

During the years ended 31 December 2014 and 2013, there were no significant transfers between instruments in Level 1 and Level 2.

(a) Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date without any deduction for transaction costs. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily A share equity investments classified as trading securities or available-for-sale.

4 Financial risk management and fair values (Continued)

(g) Fair value (Continued)

(ii) Financial instruments not carried at fair value

(a) Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably. Accordingly, they are recognized in the consolidated balance sheet at cost less impairment losses.

(b) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(c) All other financial instruments, including trade and other receivables, trade and other payables, borrowings and obligation under finance leases are carried at amounts not materially different from their fair values as at 31 December 2014 and 31 December 2013.

5 Traffic revenue

	2014 **RMB million**	2013 RMB million
Passenger	**97,145**	88,271
Cargo and mail	**7,183**	6,413
	104,328	94,684

6 Segmental information

(a) Business segments

The Group's network passenger, cargo and mail transportation are managed as a single business unit. The Group's chief operating decision maker ("CODM"), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline transportation operations".

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as "other segments".

Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note 6(c).

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

6 Segmental information (Continued)

(a) Business segments (Continued)

The segment results of the Group for the year ended 31 December 2014 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	107,790	523	–	–	108,313
Inter-segment sales	–	1,364	(1,364)	–	–
Reportable segment revenue	107,790	1,887	(1,364)	–	108,313
Reportable segment profit before taxation	2,422	257	–	416	3,095
Reportable segment profit after taxation	1,800	202	–	416	2,418
Other segment information					
Income tax	622	55	–	–	677
Interest income	369	7	–	–	376
Interest expense	2,155	38	–	–	2,193
Depreciation and amortisation	10,915	88	–	–	11,003
Impairment loss	205	–	–	–	205
Share of associates' results	–	–	–	263	263
Share of joint ventures' results	–	–	–	140	140
Non-current assets additions during the year	29,523	98	–	–	29,621

The segment results of the Group for the year ended 31 December 2013 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	97,659	471	–	–	98,130
Inter-segment sales	–	1,147	(1,147)	–	–
Reportable segment revenue	97,659	1,618	(1,147)	–	98,130
Reportable segment profit before taxation	2,796	123	–	431	3,350
Reportable segment profit after taxation	2,118	100	–	431	2,649
Other segment information					
Income tax	678	23	–	–	701
Interest income	300	7	–	–	307
Interest expense	1,611	40	–	–	1,651
Depreciation and amortisation	9,425	80	–	–	9,505
Impairment loss	567	1	–	–	568
Share of associates' results	–	–	–	296	296
Share of joint ventures' results	–	–	–	96	96
Non-current assets additions during the year	28,780	82	–	–	28,862

6 Segment reporting (Continued)

(a) Business segments (Continued)

The segment assets and liabilities of the Group as at 31 December 2014 and 31 December 2013 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2014					
Reportable segment assets	**184,661**	**2,427**	**(568)**	**3,177**	**189,697**
Reportable segment liabilities	**144,782**	**1,209**	**(568)**	**-**	**145,423**
As at 31 December 2013					
Reportable segment assets	160,759	2,304	(658)	2,740	165,145
Reportable segment liabilities	122,320	1,271	(658)	-	122,933

* Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sales financial assets and other investments in equity securities and interest income from wealth management products.

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan")), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations.

(2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2014 RMB million	2013 RMB million
Domestic	**82,764**	76,828
International	**22,952**	19,053
Hong Kong, Macau and Taiwan	**2,597**	2,249
	108,313	98,130

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group's other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

6 Segment reporting (Continued)

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

	Note	2014 RMB million	2013 RMB million
Revenue			
Reportable segment revenues		108,313	98,130
Reclassification of expired sales in advance of carriage	(i)	459	684
Reclassification of sales tax	(ii)	(188)	(267)
Consolidated revenues		108,584	98,547

	Note	2014 RMB million	2013 RMB million
Profit before income tax			
Reportable segment profit before taxation		3,095	3,350
Capitalisation of exchange difference of specific loans	(iii)	(28)	133
Government grants	(iv)	1	3
Others		(2)	(2)
Consolidated profit before income tax		3,066	3,484

	Note	2014 RMB million	2013 RMB million
Assets			
Reportable segment assets		189,697	165,145
Capitalisation of exchange difference of specific loans	(iii)	323	351
Government grants	(iv)	(259)	(210)
Others		(73)	(79)
Consolidated total assets		189,688	165,207

	Note	2014 RMB million	2013 RMB million
Liabilities			
Reportable segment liabilities		145,423	122,933
Government grants	(iv)	(228)	(178)
Others		–	1
Consolidated total liabilities		145,195	122,756

6 Segment reporting (Continued)

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement. (Continued)

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

7 Other operating revenue

	2014 **RMB million**	2013 RMB million
Commission income	**1,335**	1,040
Expired sales in advance of carriage	**459**	684
Hotel and tour operation income	**508**	565
General aviation income	**576**	484
Ground services income	**293**	349
Air catering income	**272**	226
Cargo handling income	**236**	176
Rental income	**156**	137
Others	**421**	202
	4,256	3,863

8 Flight operation expenses

	2014 **RMB million**	2013 RMB million
Jet fuel costs	**37,728**	35,538
Flight personnel payroll and welfare	**6,803**	5,799
Aircraft operating lease charges	**5,383**	4,767
Air catering expenses	**2,497**	2,295
Civil Aviation Development Fund	**2,279**	2,036
Training expenses	**1,003**	784
Aircraft insurance	**202**	194
Others	**3,006**	2,597
	58,901	54,010

9 Maintenance expenses

	2014 RMB million	2013 RMB million
Aviation repair and maintenance charges	**5,525**	5,334
Staff payroll and welfare	**1,966**	1,712
Maintenance materials	**813**	759
	8,304	7,805

10 Aircraft and transportation service expenses

	2014 RMB million	2013 RMB million
Landing and navigation fees	**10,496**	9,510
Ground service and other charges	**5,906**	5,581
	16,402	15,091

11 Promotion and selling expenses

	2014 RMB million	2013 RMB million
Sales commissions	**4,263**	4,356
Ticket office expenses	**2,465**	2,303
Computer reservation services	**542**	526
Advertising and promotion	**116**	118
Others	**455**	451
	7,841	7,754

12 General and administrative expenses

	2014 RMB million	2013 RMB million
General corporate expenses	**2,195**	2,334
Auditors' remuneration	**18**	16
Other taxes and levies	**124**	120
	2,337	2,470

13 Depreciation and amortisation

	2014 RMB million	2013 RMB million
Depreciation		
– Owned assets	**8,021**	6,861
– Assets acquired under finance leases	**2,768**	2,477
Amortisation of deferred benefits and gains	**(156)**	(146)
Other amortisation	**195**	155
	10,828	9,347

14 Staff costs

	2014 RMB million	2013 RMB million
Salaries, wages and welfare	**14,667**	12,938
Defined contribution retirement scheme	**1,554**	1,324
Other retirement welfare subsidy	**167**	175
Early retirement benefits (Note 44)	**7**	12
	16,395	14,449

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 8 to Note 9 above.

Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 51(c). Such costs have been included in "salaries, wages and welfare" above.

15 Other net income

	2014 RMB million	2013 RMB million
Government grants (Note)	**1,700**	1,155
Gain/(losses) on disposal of property, plant and equipment, net		
– Aircraft and spare engines	**344**	(8)
– Other property, plant and equipment	**(77)**	(70)
Others	**223**	166
	2,190	1,243

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. The government grants are recognised when fulfilling the requirements and when cash is received.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2014.

16 Interest expense

	2014 RMB million	2013 RMB million
Interest on borrowings	**1,628**	1,275
Interest relating to obligations under finance leases	**978**	692
Interest relating to provision for early retirement benefits(Note 44)	**4**	5
Less: interest expense capitalised (Note)	**(417)**	(321)
	2,193	1,651

Note:

The weighted average interest rate used for interest capitalisation was 2.37% per annum in 2014 (2013: 2.25%).

17 Other non-operating income

	2014 RMB million	2013 RMB million
Interest income on wealth management products	–	25
Gain recognised on acquisition of a subsidiary (Note 49)	26	–
	26	25

18 Remuneration of directors, supervisors and senior management

(a) Directors' and supervisors' remuneration

Details of directors' and supervisors' remuneration for the year ended 31 December 2014 are set out below:

Name	Directors' fees RMB thousand	Salaries, wages and welfare RMB thousand	Retirement scheme contributions RMB thousand	Total RMB thousand
Non-executive directors				
Si Xian Min (Note (i))	–	–	–	–
Wang Quan Hua (Note (i))	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–
Yang Li Hua (Note (i))	–	–	–	–
Executive directors				
Tan Wan Geng (Note (i))	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–
Li Shao Bin (Note (ii))	–	636	130	766
Supervisors				
Li Jia Shi	–	636	132	768
Zhang Wei (Note (i))	–	–	–	–
Yang Yi Hua	–	294	140	434
Wu De Ming (Note (iv))	–	367	140	507
Independent non-executive directors				
Wei Jin Cai	150	–	–	150
Ning Xiang Dong	150	–	–	150
Liu Chang Le	150	–	–	150
Tan Jin Song(Note(iv))	150	–	–	150
	600	1,933	542	3,075

18 Remuneration of directors, supervisors and senior management (Continued)

(a) Directors' and supervisors' remuneration (Continued)

Details of directors' and supervisors' remuneration for the year ended 31 December 2013 are set out below:

Name	Directors' fees RMB thousand	Salaries, wages and welfare RMB thousand	Retirement scheme contributions RMB thousand	Total RMB thousand
Non-executive directors				
Si Xian Min (Note (i))	–	–	–	–
Wang Quan Hua (Note (i))	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–
Yang Li Hua (Note (i) & (ii))	–	–	–	–
Executive directors				
Tan Wan Geng (Note (i))	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–
Li Shao Bin (Note (ii))	–	639	120	759
Supervisors				
Pan Fu (Note (i))	–	–	–	–
Li Jia Shi	–	636	120	756
Zhang Wei (Note (i))	–	–	–	–
Yang Yi Hua	–	291	122	413
Liang Zhong Gao (Note (iii))	–	300	122	422
Wu De Ming (Note (iv))	–	–	–	–
Independent non-executive directors				
Gong Hua Zhang (Note (iii))	150	–	–	150
Wei Jin Cai	150	–	–	150
Ning Xiang Dong	150	–	–	150
Liu Chang Le	150	–	–	150
Tan Jin Song (Note(iv))	–	–	–	–
	600	1,866	484	2,950

Save as disclosed above, the Company's executive director, Mr. Xu Jie Bo resigned on 5 January 2015. For the year ended 31 December 2014, Mr. Xu Jie Bo's total remuneration was RMB766 thousand, including salaries, wages and welfare of RMB636 thousand and retirement scheme of RMB130 thousand. For the year ended 31 December 2013, Mr. Xu Jie Bo's total remuneration was RMB757 thousand, including salaries, wages and welfare of RMB636 thousand and retirement scheme of RMB121 thousand.

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in Note 51(c).

Notes:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) Appointed on 24 January 2013.

(iii) Resigned on 26 December 2013.

(iv) Appointed on 26 December 2013.

18 Remuneration of directors, supervisors and senior management (Continued)

(b) Individuals with highest emoluments

None of the directors (2013: none), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2014. The aggregate emoluments in respect of the five(2013: five) individuals during the year are as follows:

	2014 RMB thousand	2013 RMB thousand
Salaries, wages and welfare	7,180	6,268
Retirement scheme contributions	661	595
	7,841	6,863

The emoluments of the five (2013: five) individuals with the highest emoluments are within the following bands:

	2014 Number of individuals	2013 Number of individuals
HK$1,500,000 to HK$2,000,000 (RMB 1,183,350 to RMB 1,577,800 equivalent)	5	5

19 Income tax

(a) Income tax expense in the consolidated income statement

	2014 RMB million	2013 RMB million
PRC income tax		
– Provision for the year	430	705
– Over-provision in prior year	(29)	(31)
	401	674
Deferred tax (Note 30)		
Origination and reversal of temporary differences	267	60
Tax expense	668	734

In respect of majority of the Group's airline operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2013: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

19 Income tax (Continued)

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2014 RMB million	2013 RMB million
Profit before taxation	**3,066**	3,484
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	**738**	863
Adjustments for tax effect of:		
Non-deductible expenses	**11**	19
Share of results of associates and joint ventures	**(104)**	(108)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	**63**	32
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	**(11)**	(41)
Over-provision in prior year	**(29)**	(31)
Tax expense	**668**	734

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2013: 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2013: 15% to 25%).

20 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2014 includes a profit of RMB1,064 million (2013: RMB945 million) which has been dealt with in the financial statements of the Company.

21 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2014 is based on the profit attributable to equity shareholders of the Company of RMB1,777 million (2013: RMB1,986 million) and the weighted average of 9,817,567,000 shares in issue during the year (2013: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended 31 December 2014 and 2013.

22 Property, plant and equipment, net

(a) The Group

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2013	667	8,599	83,011	38,667	16,570	5,076	152,590
Additions	17	41	2,772	10,935	1,120	507	15,392
Transfer from construction in progress (Note 23)	–	68	4,707	9,363	353	11	14,502
Transfer to buildings upon cease of lease intention	(72)	72	–	–	–	–	–
Transfer to investment properties upon lease out	69	(69)	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	327	(327)	–	–	–
Disposals	–	(39)	(1,953)	(320)	(566)	(248)	(3,126)
At 31 December 2013	681	8,672	88,864	58,318	17,477	5,346	179,358
At 1 January 2014	**681**	**8,672**	**88,864**	**58,318**	**17,477**	**5,346**	**179,358**
Additions	**–**	**151**	**726**	**8,521**	**821**	**608**	**10,827**
Transfer from construction in progress (Note 23)	**1**	**444**	**382**	**11,546**	**957**	**133**	**13,463**
Transfer to buildings upon cease of lease intention	**(99)**	**99**	**–**	**–**	**–**	**–**	**–**
Transfer to lease prepayments upon cease of lease intention	**(21)**	**–**	**–**	**–**	**–**	**–**	**(21)**
Transfer to investment properties upon lease out	**84**	**(84)**	**–**	**–**	**–**	**–**	**–**
Acquisition of a subsidiary (Note 49)	**–**	**–**	**539**	**1,931**	**261**	**23**	**2,754**
Disposals	**–**	**(77)**	**(5,390)**	**(443)**	**(946)**	**(227)**	**(7,083)**
At 31 December 2014	**646**	**9,205**	**85,121**	**79,873**	**18,570**	**5,883**	**199,298**

22 Property, plant and equipment, net (Continued)

(a) The Group (Continued)

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2013	186	2,440	29,109	8,098	9,515	3,202	52,550
Depreciation charge for the year	22	339	5,023	2,477	1,106	371	9,338
Transfer to buildings upon cease of lease intention	(39)	39	–	–	–	–	–
Transfer to investment properties upon lease out	4	(4)	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	15	(15)	–	–	–
Disposals	–	(20)	(1,665)	(320)	(346)	(227)	(2,578)
Provision for impairment loss	–	–	500	–	36	–	536
Impairment losses written off on disposal	–	–	(170)	–	(95)	–	(265)
At 31 December 2013	173	2,794	32,812	10,240	10,216	3,346	59,581
At 1 January 2014	**173**	**2,794**	**32,812**	**10,240**	**10,216**	**3,346**	**59,581**
Depreciation charge for the year	**21**	**292**	**6,095**	**2,768**	**1,063**	**550**	**10,789**
Transfer to buildings upon cease of lease intention	**(22)**	**22**	**–**	**–**	**–**	**–**	**–**
Transfer to lease prepayments upon cease of lease intention	**(4)**	**–**	**–**	**–**	**–**	**–**	**(4)**
Transfer to investment properties upon lease out	**19**	**(19)**	**–**	**–**	**–**	**–**	**–**
Disposals	**–**	**(61)**	**(3,966)**	**(429)**	**(701)**	**(211)**	**(5,368)**
Provision for impairment loss (Note 22(f))	**–**	**–**	**176**	**–**	**39**	**–**	**215**
Impairment losses written off on disposal (Note 22(e))	**–**	**–**	**(317)**	**–**	**(51)**	**–**	**(368)**
At 31 December 2014	**187**	**3,028**	**34,800**	**12,579**	**10,566**	**3,685**	**64,845**
Net book value							
At 31 December 2014	**459**	**6,177**	**50,321**	**67,294**	**8,004**	**2,198**	**134,453**
At 31 December 2013	**508**	**5,878**	**56,052**	**48,078**	**7,261**	**2,000**	**119,777**

22 Property, plant and equipment, net (Continued)

(b) The Company

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2013	329	5,627	63,936	37,430	15,060	3,579	125,961
Additions	–	22	2,724	10,933	1,022	349	15,050
Transfer from construction in progress (Note 23)	–	52	2,212	9,058	353	9	11,684
Transfer to buildings upon cease of lease intention	(67)	67	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	327	(327)	–	–	–
Disposals	–	(11)	(1,908)	(320)	(555)	(163)	(2,957)
At 31 December 2013	262	5,757	67,291	56,774	15,880	3,774	149,738
At 1 January 2014	**262**	**5,757**	**67,291**	**56,774**	**15,880**	**3,774**	**149,738**
Additions	**–**	**20**	**569**	**6,396**	**650**	**378**	**8,013**
Transfer from construction in progress (Note 23)	**–**	**380**	**222**	**9,075**	**714**	**119**	**10,510**
Transfer to buildings upon cease of lease intention	**(9)**	**9**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**57**	**(57)**	**–**	**–**	**–**	**–**	**–**
Disposals	**–**	**(250)**	**(10,934)**	**(408)**	**(913)**	**(331)**	**(12,836)**
At 31 December 2014	**310**	**5,859**	**57,148**	**71,837**	**16,331**	**3,940**	**155,425**

22 Property, plant and equipment, net (Continued)

(b) The Company (Continued)

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2013	96	1,622	23,378	7,637	8,834	2,378	43,945
Depreciation charge for the year	11	260	3,747	2,410	934	213	7,575
Transfer to buildings upon cease of lease intention	(38)	38	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	15	(15)	–	–	–
Disposals	–	(8)	(1,621)	(320)	(346)	(157)	(2,452)
Provision for impairment loss	–	–	500	–	36	–	536
Impairment losses written off on disposal	–	–	(170)	–	(95)	–	(265)
At 31 December 2013	69	1,912	25,849	9,712	9,363	2,434	49,339
At 1 January 2014	**69**	**1,912**	**25,849**	**9,712**	**9,363**	**2,434**	**49,339**
Depreciation charge for the year	**7**	**185**	**4,694**	**2,591**	**917**	**396**	**8,790**
Transfer to investment properties upon lease out	**5**	**(5)**	**–**	**–**	**–**	**–**	**–**
Disposals	**–**	**(123)**	**(6,405)**	**(408)**	**(674)**	**(258)**	**(7,868)**
Provision for impairment loss (Note 22(f))	**–**	**–**	**176**	**–**	**39**	**–**	**215**
Impairment losses written off on disposal	**–**	**–**	**(495)**	**–**	**(51)**	**–**	**(546)**
At 31 December 2014	**81**	**1,969**	**23,819**	**11,895**	**9,594**	**2,572**	**49,930**
Net book value							
At 31 December 2014	**229**	**3,890**	**33,329**	**59,942**	**6,737**	**1,368**	**105,495**
At 31 December 2013	**193**	**3,845**	**41,442**	**47,062**	**6,517**	**1,340**	**100,399**

(c) As at 31 December 2014, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,623 million and RMB108 million respectively (2013: RMB1,764 million and RMB120 million respectively).

As at 31 December 2014, the accumulated impairment provision of aircraft and flight equipment of the Company is RMB1,337 million and RMB108 million respectively (2013: RMB1,656 million and RMB120 million respectively).

(d) As at 31 December 2014, certain aircraft and other flight equipment of the Group and the Company with an aggregate carrying value of approximately RMB99,119 million and RMB81,049 million, respectively (2013: RMB80,233 million and RMB69,620 million, respectively) were mortgaged under certain loans or certain lease agreements (Notes 36 and 37).

(e) During the year ended 31 December 2014, 7 Boeing 737-300 aircraft and 6 EMB145 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB317 million for these aircraft was written of on disposal.

22 Property, plant and equipment, net (Continued)

(f) As at 31 December 2014, the Group reviewed the recoverable amounts of the aircrafts and related assets and made additional RMB176 million impairment provision for two Boeing B747-400F aircraft against which impairment provision had been provided in previous years. The Group also made impairment provision of RMB39 million on certain flight equipment considering that these equipment's corresponding aircraft has ceased operation. The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(g) As at 31 December 2014 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2014, carrying value of such properties of the Group and the Company amounted to RMB3,572 million and RMB2,504 million, respectively (2013: RMB3,557 million and RMB2,646 million, respectively). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(h) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB94 million (2013: RMB85 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group's total future minimum lease income under non-cancellable operating leases are as follows:

	2014	2013
	RMB million	RMB million
Within 1 year	**54**	45
After 1 year but within 5 years	**72**	54
After 5 years	**11**	2
	137	101

23 Construction in progress

The Group

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2013	18,115	574	18,689
Additions	12,721	795	13,516
Transferred to property, plant and equipment (Note 22)	(14,423)	(79)	(14,502)
Transfer to lease prepayments and other assets upon completion of development	–	(244)	(244)
At 31 December 2013	16,413	1,046	17,459
At 1 January 2014	**16,413**	**1,046**	**17,459**
Additions	**13,742**	**1,342**	**15,084**
Acquisition of a subsidiary (Note 49)	**484**	**2**	**486**
Transferred to property, plant and equipment (Note 22)	**(12,885)**	**(578)**	**(13,463)**
Transfer to lease prepayments and other assets upon completion of development	**–**	**(219)**	**(219)**
At 31 December 2014	**17,754**	**1,593**	**19,347**

The Company

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2013	14,461	348	14,809
Additions	8,761	581	9,342
Transferred to property, plant and equipment (Note 22)	(11,623)	(61)	(11,684)
Transfer to lease prepayments and other assets upon completion of development	–	(152)	(152)
At 31 December 2013	11,599	716	12,315
At 1 January 2014	**11,599**	**716**	**12,315**
Additions	**9,556**	**866**	**10,422**
Transferred to property, plant and equipment (Note 22)	**(10,011)**	**(499)**	**(10,510)**
Transfer to lease prepayments and other assets upon completion of development	**–**	**(197)**	**(197)**
At 31 December 2014	**11,144**	**886**	**12,030**

24 Lease prepayments

In 2014, the amount of amortisation charged to consolidated income statement was RMB61 million (2013: RMB58 million).

A majority of the Group's properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2014 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at 31 December 2014, carrying value of such land use rights of the Group and the Company amounted to RMB1,038 million and RMB781 million, respectively (2013: RMB1,056 million and RMB791 million, respectively). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

25 Investments in subsidiaries

(a) Investments in subsidiaries

	The Company	
	2014	2013
	RMB million	RMB million
Unlisted capital contributions, at cost	**3,592**	3,079
Less: impairment loss	**(43)**	(43)
	3,549	3,036

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts does not exceed their recoverable amounts thus no additional impairment loss is needed as of 31 December 2014 in the Company's balance sheet (2013: Nil).

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited ("China Southern Henan Airlines") (i)&(ii)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited ("Xiaman Airlines") (ii)	PRC	RMB5,000,000,000	51%	Airline transportation
Chongqing Airlines Company Limited (ii)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (ii)	PRC	RMB280,000,000	60%	Airline transportation
Xinjiang Civil Aviation Property Management Limited (ii)	PRC	RMB251,332,832	51.84%	Property management

(Expressed in Renminbi unless otherwise indicated)

25 Investments in subsidiaries (Continued)

(a) Investments in subsidiaries (Continued)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Zhuhai Airlines Company Limited (ii)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited ("Guizhou Airlines") (ii)&(v)	PRC	RMB650,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (iii)	PRC	RMB120,000,000	55%	Air catering
Guangzhou Baiyun International Logistic Company Limited (ii)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (ii)	PRC	RMB18,000,000	100%	Airport ground services
China Southern Airlines Group Air Catering Company Limited (ii)	PRC	RMB10,200,000	100%	Air catering
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

(i) Pursuant to an agreement entered into in 2014 by the equity holders of China Southern Henan Airlines, a subsidiary of the Company, the equity holders of China Southern Henan Airlines agreed to further inject capital of RMB2.8 billion into the company based on their equity percentages. The Company's capital injection of RMB1.68 billion will comprise of RMB1.33 billion in cash and RMB0.35 billion in the form of property, plant and equipment and lease prepayments. The non-controlling shareholder's capital injection of RMB1.12 billion will be in the form of cash contribution.

(ii) These subsidiaries are PRC limited liability companies.

(iii) This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iv) Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

(v) Pursuant to the shareholders' resolution approved by the equity holders of Guizhou Airlines, a subsidiary of the Company, in August 2014, the equity holders of Guizhou Airlines agreed to further inject capital of RMB270 million in cash into the company based on their equity percentages. In 2014, the Company and the non-controlling shareholder injected RMB162 million and RMB108 million in cash, respectively, into Guizhou Airlines.

25 Investments in subsidiaries (Continued)

(b) Material non-controlling interests

As at 31 December 2014, the balance of total non-controlling interests is RMB8,768 million, of which RMB6,420 million is for Xiamen Airlines. The rest of non-controlling interests are not material.

Set out below are the summarised financial information for Xiamen Airlines that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Xiamen Airlines	
	2014 **RMB million**	2013 RMB million
Current		
Assets	**6,397**	5,517
Liabilities	**(8,527)**	(6,974)
Total current net liabilities	**(2,130)**	(1,457)
Non-current		
Assets	**32,883**	23,574
Liabilities	**(17,579)**	(9,757)
Total non-current net assets	**15,304**	13,817
Net assets	**13,174**	12,360

Summarised statement of comprehensive income

	Xiamen Airlines	
	2014 **RMB million**	2013 RMB million
Revenue	**17,831**	16,598
Profit before income tax	**993**	1,750
Income tax expense	**(238)**	(438)
Post-tax profit from continuing operations	**755**	1,312
Other comprehensive income/(loss)	**32**	(8)
Total comprehensive income	**787**	1,304
Dividends paid to non-controlling interests	**3**	74

25 Investments in subsidiaries (Continued)

(b) Material non-controlling interests (Continued)

Summarised cash flows

	2014 RMB million	2013 RMB million
Cash generated from operating activities		
Cash generated from operations	2,660	3,152
Interest received	140	86
Interest paid	(377)	(209)
Income tax paid	(180)	(477)
Net cash generated from operating activities	2,243	2,552
Net cash used in investing activities	(4,866)	(4,171)
Net cash generated in financing activities	1,850	1,833
Net (decrease)/increase in cash and cash equivalents	(773)	214
Cash and cash equivalents at beginning of year	3,809	3,595
Cash and cash equivalents at end of year	3,036	3,809

The information above is the amount before inter-company eliminations.

26 Interest in associates

	The Group	
	2014 RMB million	2013 RMB million
Share of net assets	1,583	1,305

	The Company	
	2014 RMB million	2013 RMB million
Unlisted shares/capital contributions, at cost	474	474
Less: impairment loss	(7)	(37)
	467	437

In the Company's balance sheet, a provision for impairment losses of RMB7 million (2013: RMB37 million) was recorded as of 31 December 2014 in respect of investments in a certain associate in which their carrying amounts were determined to be not fully recoverable.

26 Interest in associates (Continued)

All the Group's associates are unlisted without quoted market price. The particulars of the Group's principal associates as of 31 December 2014 are as follows:

	Place of establishment/ operation	Group's effective interest	Proportion of ownership interest held by The Company	Proportion of ownership interest held by Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd ("SA Finance")	PRC	33.98%	21.09%	12.89%	33.98%	Provision of Airlines financial services
Sichuan Airlines Co.,Ltd ("Sichuan Airlines")	PRC	39%	39%	–	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd. ("SACM")	PRC	40%	40%	–	40%	Advertising services

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2014 RMB million	2013 RMB million
Aggregate carrying amount of individually immaterial associates	**1,583**	1,305
Aggregate amounts of the Group's share of:		
Profit from continuing activities	**261**	294
Other comprehensive income/(loss)	**21**	(3)
Total comprehensive income	**282**	291

27 Interest in joint ventures

	The Group 2014 RMB million	The Group 2013 RMB million
Share of net assets	**1,338**	1,197

	The Company 2014 RMB million	The Company 2013 RMB million
Unlisted capital contributions, at cost	**483**	483

27 Interest in joint ventures (Continued)

All the Group's joint ventures are unlisted without quoted market price. The particulars of the Group's principal joint ventures as of 31 December 2014 are as follows:

	Place of establishment/ operation	Group's effective interest	Proportion of ownership interest held by The Company	Proportion of ownership interest held by Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd ("GAMECO")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi")	PRC	51%	51%	–	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	–	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd ("Flying College")	Australia	48.12%	48.12%	–	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2014 RMB million	2013 RMB million
Aggregate carrying amount of individually immaterial joint venture	1,338	1,197
Aggregate amounts of the Group's share of:		
Profit from continuing activities	140	96
Total comprehensive income	140	96

28 Other investments in equity securities

	The Group		The Company	
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Unlisted equity securities, at cost	**136**	162	**100**	100

Dividend income from unlisted equity securities of the Group amounted to RMB10 million during the year ended 31 December 2014 (2013: RMB11 million).

29 Available-for-sale financial assets

	The Group		The Company	
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Available-for-sale financial assets				
– Listed in the PRC	**104**	61	**40**	25
Quoted market value of listed securities	**104**	61	**40**	25

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended 31 December 2014 (2013: RMB3 million).

30 Deferred tax assets/(liabilities)

(a) The analysis of deferred tax assets and deferred tax liabilities is as follows:

	The Group		The Company	
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Deferred tax assets				
– Deferred tax asset to be utilized after 12 months	**390**	443	**458**	413
– Deferred tax asset to be utilized within 12 months	**576**	808	**481**	808
	966	1,251	**939**	1,221
Deferred tax liabilities				
– Deferred tax liability to be realized after 12 months	**(873)**	(880)	**–**	–
Net deferred tax assets	**93**	371	**939**	1,221

30 Deferred tax assets/(liabilities) (Continued)

(b) Movements of net deferred tax assets of the Group are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2014				
Deferred tax assets:				
Accrued expenses	847	(286)	–	561
Provision for major overhauls	173	123	–	296
Deferred revenue	75	1	–	76
Provision for impairment losses	393	(158)	–	235
Others	69	13	–	82
	1,557	(307)	–	1,250
Deferred tax liabilities:				
Provision for major overhauls	(363)	–	–	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(707)	18	–	(689)
Change in fair value of available-for-sale equity securities	(9)	–	(11)	(20)
Others	(107)	22	–	(85)
	(1,186)	40	(11)	(1,157)
Net deferred tax assets	371	(267)	(11)	93

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	Credited to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2013				
Deferred tax assets:				
Accrued expenses	870	(23)	–	847
Provision for major overhauls	145	28	–	173
Deferred revenue	106	(31)	–	75
Provision for impairment losses	345	48	–	393
Others	47	22	–	69
	1,513	44	–	1,557
Deferred tax liabilities:				
Provision for major overhauls	(319)	(44)	–	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(643)	(64)	–	(707)
Change in fair value of available-for-sale equity securities	(11)	–	2	(9)
Others	(111)	4	–	(107)
	(1,084)	(104)	2	(1,186)
Net deferred tax assets	429	(60)	2	371

30 Deferred tax assets/(liabilities) (Continued)

(c) Movements of net deferred tax assets of the Company are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2014				
Deferred tax assets:				
Accrued expenses	**741**	**(262)**	**–**	**479**
Provision for major overhauls	**172**	**124**	**–**	**296**
Provision for impairment losses	**373**	**(159)**	**–**	**214**
Others	**30**	**(2)**	**–**	**28**
	1,316	**(299)**	**–**	**1,017**
Deferred tax liabilities:				
Change in fair value of available-for-sale equity securities	**(4)**	**–**	**(4)**	**(8)**
Others	**(91)**	**21**	**–**	**(70)**
	(95)	**21**	**(4)**	**(78)**
Net deferred tax assets	**1,221**	**(278)**	**(4)**	**939**

	At the beginning of the year RMB million	Credited/ (charged) to income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2013				
Deferred tax assets:				
Accrued expenses	724	17	–	741
Provision for major overhauls	145	27	–	172
Deferred revenue	40	(40)	–	–
Provision for impairment losses	320	53	–	373
Others	15	15	–	30
	1,244	72	–	1,316
Deferred tax liabilities:				
Change in fair value of available-for-sale equity securities	(3)	–	(1)	(4)
Others	(60)	(31)	–	(91)
	(63)	(31)	(1)	(95)
Net deferred tax assets	1,181	41	(1)	1,221

30 Deferred tax assets/(liabilities) (Continued)

(d) Deferred tax assets not recognized

At 31 December 2014, the Group's deductible temporary differences amounting to RMB23 million (2013: RMB29 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group's unused tax losses of RMB932 million (2013: RMB236 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	The Group	
	2014	2013
	RMB million	RMB million
Expiring in:		
2014	**–**	32
2015	**95**	–
2016	**98**	4
2017	**201**	–
2018	**250**	200
2019	**288**	–
	932	236

The significant increase in unrecognised unused tax losses as of 31 December 2014 is attributable to the acquisition of a subsidiary (Note 49) with significant unused tax losses brought forward from previous years.

31 Other assets

The Group

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2013	270	75	68	67	480
Additions	–	15	–	9	24
Transferred from construction in progress	–	136	46	–	182
Amortisation for the year	(10)	(52)	(23)	(12)	(97)
At 31 December 2013	260	174	91	64	589
At 1 January 2014	**260**	**174**	**91**	**64**	**589**
Additions	**–**	**18**	**37**	**8**	**63**
Acquisition of a subsidiary (Note 49)	**–**	**5**	**–**	**290**	**295**
Transferred from construction in progress	**–**	**63**	**45**	**–**	**108**
Disposal	**–**	**(1)**	**–**	**–**	**(1)**
Amortisation for the year	**(10)**	**(72)**	**(36)**	**(16)**	**(134)**
At 31 December 2014	**250**	**187**	**137**	**346**	**920**

The Company

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2013	270	44	42	48	404
Additions	–	1	–	3	4
Transferred from construction in progress	–	136	16	–	152
Amortisation for the year	(10)	(41)	(11)	(10)	(72)
At 31 December 2013	260	140	47	41	488
At 1 January 2014	**260**	**140**	**47**	**41**	**488**
Additions	**–**	**–**	**–**	**1**	**1**
Transferred from construction in progress	**–**	**69**	**24**	**–**	**93**
Disposal	**–**	**(1)**	**–**	**–**	**(1)**
Amortisation for the year	**(10)**	**(71)**	**(16)**	**(6)**	**(103)**
At 31 December 2014	**250**	**137**	**55**	**36**	**478**

32 Inventories

	The Group		The Company	
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
Consumable spare parts and maintenance materials	1,587	1,799	1,137	1,455
Other supplies	178	153	90	74
	1,765	1,952	1,227	1,529
Less: impairment	(104)	(305)	(48)	(278)
	1,661	1,647	1,179	1,251

Impairment of inventory is shown as below:

	The Group		The Company	
	2014 RMB million	2013 RMB million	2014 RMB million	2013 RMB million
At 1 January	305	372	278	345
Provision for impairment of inventories	–	21	–	21
Provision written off in relation to disposal of inventories	(201)	(88)	(230)	(88)
At 31 December	104	305	48	278

33 Trade receivables

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**2,716**	2,200	**2,188**	1,821
Less: impairment	**(33)**	(27)	**(28)**	(21)
	2,683	2,173	**2,160**	1,800

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**2,133**	1,810	**1,665**	1,513
More than 1 month but less than 3 months	**535**	345	**480**	274
More than 3 months but less than 12 months	**25**	25	**23**	21
More than 1 year	**23**	20	**20**	13
	2,716	2,200	**2,188**	1,821
Less: impairment	**(33)**	(27)	**(28)**	(21)
	2,683	2,173	**2,160**	1,800

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

(i) Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**27**	26	**21**	22
Impairment loss recognised	**12**	13	**10**	11
Impairment loss written back	**(2)**	–	**–**	–
Uncollectible amounts written off	**(4)**	(12)	**(3)**	(12)
At 31 December	**33**	27	**28**	21

33 Trade receivables (Continued)

(b) Impairment of trade receivables (Continued)

(ii) As of 31 December 2014, trade receivables of RMB5 million (2013: RMB11 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2014 RMB million	2013 RMB million
3 to 12 months	5	11

(iii) As of 31 December 2014, trade receivables of RMB43 million (2013: RMB34 million) were impaired. The amount of the provision was RMB33 million as of 31 December 2014 (2013: RMB27million). The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2014 RMB million	2013 RMB million
3 to 12 months	20	14
Over 12 months	23	20
	43	34

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2014 RMB million	2013 RMB million
Neither past due nor impaired	2,668	2,155

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

33 Trade receivables (Continued)

(d) Trade receivables by currencies

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**2,231**	1,795	**1,763**	1,443
Euro	**134**	135	**126**	135
US dollar	**118**	73	**107**	73
Australian dollar	**36**	38	**35**	38
Taiwan dollar	**30**	18	**20**	18
UK pound	**38**	30	**36**	30
Other currencies	**129**	111	**101**	84
	2,716	2,200	**2,188**	1,821

As at 31 December 2014, the fair value of trade receivables approximate its carrying amount.

34 Other receivables

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
VAT recoverable	**1,562**	1,114	**1,434**	1,095
Rebate receivables on aircraft acquisitions	**1,018**	919	**905**	862
Term deposit (Note)	**2,454**	422	**602**	–
Deposits for aircraft purchase	**239**	215	**–**	–
Interest receivables	**126**	110	**20**	11
Other rental deposits	**73**	79	**51**	40
Others	**695**	574	**392**	223
Subtotal	**6,167**	3,433	**3,404**	2,231
Less: impairment	**(3)**	(2)	**(2)**	–
	6,164	3,431	**3,402**	2,231
Less: non-current portion of term deposit recognized as non-current assets (Note)	**(300)**	–	**–**	–
Current portion of other receivables	**5,864**	3,431	**3,402**	2,231

Note:

As at 31 December 2014, the balance represents the term deposit amounting to RMB2,454 million at bank with maturity over 3 months (2013: RMB422 million). Term deposit with maturity over 1 years amounting to RMB300 million is classified as non-current asset. The weighted average annualized interest rate of term deposits as of 31 December 2014 is 3.06%.

As at 31 December 2014, the fair value of other receivables approximates its carrying amount.

35 Cash and cash equivalents

(a) Cash and cash equivalents comprise:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Deposits in banks and other financial institution	**4,445**	4,844	**1,780**	982
Cash at bank and in hand	**10,969**	6,904	**8,280**	4,485
Cash and cash equivalents in the statement of balance sheet	**15,414**	11,748	**10,060**	5,467

As at 31 December 2014, the Group's and the Company's deposits with SA Finance, this is a qualified financial institution amounted to RMB4,264 million and RMB4,032 million, respectively (2013: RMB2,675 million and RMB2,550 million, respectively) (Note 50(d)(i)).

As at 31 December 2014, the fair value of cash and cash equivalents approximate its carrying amount.

The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**13,649**	10,976	**8,652**	4,655
US dollar	**1,296**	401	**962**	375
Euro	**136**	80	**136**	80
Japanese Yen	**5**	17	**5**	17
Hong Kong Dollars	**60**	26	**49**	11
Others	**268**	248	**256**	329
	15,414	11,748	**10,060**	5,467

35 Cash and cash equivalents (Continued)

(b) Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2014 RMB million	2013 RMB million
Profit before income tax		**3,066**	3,484
Depreciation charges	13	**10,789**	9,338
Other amortisation	13	**195**	155
Amortisation of deferred benefits and gains	13	**(156)**	(146)
Impairment losses on property, plant, equipment	22	**215**	536
Share of profits of associates	26	**(261)**	(294)
Share of profits of joint ventures	27	**(140)**	(96)
(Gain)/losses on sale of property, plant and equipment, net and lease prepayments	15	**(267)**	78
Other non-operating income	17	**(26)**	(25)
Interest income		**(376)**	(307)
Interest expense	16	**2,193**	1,651
Dividend income from other investments in equity securities and available-for-sale financial assets	28 & 29	**(13)**	(14)
Exchange losses/(gain), net		**292**	(2,903)
Decrease in inventories		**15**	61
Increase in trade receivables		**(391)**	(321)
Decrease/(increase) in other receivables		**108**	(959)
Increase in prepaid expenses and other current assets		**(203)**	(205)
(Decrease)/increase in net amounts due to related companies		**(154)**	118
Increase/(decrease) in trade payables		**45**	(418)
Increase in sales in advance of carriage		**261**	961
Increase in accrued expenses		**308**	648
Increase in other liabilities		**369**	200
(Decrease)/increase in deferred revenue		**(410)**	463
Increase/(decrease) in provision for major overhauls		**244**	(421)
Decrease in provision for early retirement benefits		**(28)**	(31)
Increase/(decrease) in deferred benefits and gains		**151**	(7)
Cash generated from operating activities		**15,826**	11,546

36 Borrowings

(a) As at 31 December 2014, borrowings are analysed as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Non-current				
Long-term bank borrowings				
– secured (Note (i)(iii))	**19,846**	21,888	**12,575**	14,767
– unsecured	**22,220**	15,358	**18,269**	14,326
	42,066	37,246	**30,844**	29,093
Current				
Current portion of long-term bank borrowings				
– secured (Note (i)(ii))	**3,834**	2,867	**2,530**	1,803
– unsecured	**6,902**	2,963	**6,288**	2,371
Short-term bank borrowings				
– secured (Note (ii))	**232**	265	**–**	–
– unsecured	**10,011**	14,147	**8,993**	12,373
	20,979	20,242	**17,811**	16,547
Total borrowings	**63,045**	57,488	**48,655**	45,640
The borrowings are repayable:				
Within one year	**20,979**	20,242	**17,811**	16,547
In the second year	**17,226**	10,666	**12,799**	9,245
In the third to fifth year inclusive	**19,991**	19,479	**15,252**	15,167
After the fifth year	**4,849**	7,101	**2,793**	4,681
Total borrowings	**63,045**	57,488	**48,655**	45,640

Notes:

(i) As at 31 December 2014, borrowings of the Group and the Company totalling RMB22,946 million and RMB15,105 million, respectively (2013: RMB24,755 million and RMB16,570 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft and other flight equipment with aggregate carrying amounts of RMB31,825 million and RMB21,107 million, respectively (2013: RMB32,155 million and RMB22,558 million, respectively).

(ii) As at 31 December 2014, borrowings of the Group amounting to RMB532 million (2013: RMB265 million) were secured by pledged bank deposits of RMB324 million (2013:RMB277 million).

(iii) As at 31 December 2014, borrowings of the Group amounting to RMB434 million (2013: nil) was secured by land use rights of RMB119 million (2013: nil).

(b) As at 31 December 2014, the Group's and the Company's weighted average interest rates on short-term borrowings were 3.30% and 3.34% per annum, respectively (2013: 2.10% and 2.45% per annum, respectively).

36 Borrowings (Continued)

(c) Details of borrowings with original maturity over one year are as follows:

	The Group		The Company	
	2014 RMB million	2013 RMB million	**2014 RMB million**	2013 RMB million
Renminbi denominated loans				
Fixed interest rates ranging from 5.54% to 6.40% per annum as at 31 December 2014, with maturities through 2022	**226**	–	**200**	–
Floating interest rates 90%, 95%,100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2014, with maturities through 2016	**570**	640	**–**	–
United States Dollars denominated loans				
Fixed interest rates ranging from 1.89% to 3.30% per annum as at 31 December 2014, with maturities through 2017	**927**	311	**–**	–
Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at 31 December 2014, with maturities through 2021	**1,832**	2,149	**1,534**	1,810
Floating interest rates ranging from three-month LIBOR + 0.35% to three-month LIBOR + 3.25% per annum as at 31 December 2014, with maturities through 2024	**38,546**	33,758	**30,834**	28,337
Floating interest rates ranging from six-month LIBOR + 0.4% to six-month LIBOR + 5.5% per annum as at 31 December 2014, with maturities through 2023	**10,701**	6,218	**7,094**	3,120
	52,802	43,076	**39,662**	33,267
Less: loans due within one year classified as current liabilities	**(10,736)**	(5,830)	**(8,818)**	(4,174)
	42,066	37,246	**30,844**	29,093

36 Borrowings (Continued)

(d) The remaining contractual maturities at the end of the financial year of the Group's and the Company's borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Contractual undiscounted cash flows				
Within 1 year	**22,293**	21,528	**18,774**	17,517
After 1 year but within 2 years	**18,098**	11,603	**13,417**	9,944
After 2 years but within 5 years	**20,758**	20,711	**15,690**	15,988
After 5 years	**5,040**	7,454	**2,873**	4,885
	66,189	61,296	**50,754**	48,334

(e) The carrying amounts of the borrowings are denominated in the following currencies:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**4,444**	670	**3,597**	–
US Dollars	**58,601**	56,818	**45,058**	45,640
	63,045	57,488	**48,655**	45,640

The Group has significant borrowings balances as well as obligations under finance leases (Note 37) which are denominated in US dollars as at 31 December 2014. The net exchange loss of RMB292 million (2013: net exchange gain of RMB2,903 million) recorded by the Group was mainly attributable to the exchange loss/gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f) As at 31 December 2014, loans to the Group from SA finance amounted to RMB105 million (2013: RMB520 million) (Note 50(d)(i)).

(g) As at 31 December 2014, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

37 Obligations under finance leases

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2025. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

37 Obligations under finance leases (Continued)

As at 31 December 2014, future payments under these finance leases are as follows:

The Group

	2014			2013		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Future interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	5,992	7,312	1,320	3,636	4,498	862
After 1 year but within 2 years	5,487	6,643	1,156	4,139	4,887	748
After 2 years but within 5 years	15,781	18,277	2,496	11,074	12,690	1,616
After 5 years	22,651	24,345	1,694	16,160	17,356	1,196
	49,911	56,577	6,666	35,009	39,431	4,422
Less: balance due within one year classified as current liabilities	(5,992)			(3,636)		
	43,919			31,373		

The Company

	2014			2013		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Future interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	5,277	6,389	1,112	3,558	4,379	821
After 1 year but within 2 years	4,759	5,735	976	4,058	4,770	712
After 2 years but within 5 years	13,313	15,475	2,162	10,346	11,894	1,548
After 5 years	20,285	21,822	1,537	16,078	17,271	1,193
	43,634	49,421	5,787	34,040	38,314	4,274
Less: balance due within one year classified as current liabilities	(5,277)			(3,558)		
	38,357			30,482		

37 Obligations under finance leases (Continued)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2014 **RMB million**	2013 RMB million	**2014** **RMB million**	2013 RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 3.20% to 6.01% per annum as at 31 December 2014	**4,176**	4,431	**3,483**	3,693
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at 31 December 2014	**25,819**	15,946	**20,995**	15,715
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2014	**16,797**	11,775	**16,797**	11,775
Singapore Dollars denominated obligations				
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2014	**418**	476	**418**	476
Japanese Yen denominated obligations				
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2014	**1,610**	1,985	**1,610**	1,985
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2014	**331**	396	**331**	396
Renminbi denominated obligations				
Floating interest rate at 130% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2014	**438**	–	**–**	–
Floating interest rate at 100% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2014	**322**	–	**–**	–
	49,911	35,009	**43,634**	34,040

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at 31 December 2014, certain of the Group's and the Company's aircraft with carrying amounts of RMB67,294 million and RMB59,942 million (2013: RMB48,078 million and RMB47,062 million) secured finance lease obligations totaling RMB49,911 million and RMB43,634 million, respectively (2013: RMB35,009 million and RMB34,040 million, respectively).

As at 31 December 2014, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38 Trade payables

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**755**	987	**90**	386
More than 1 month but less than 3 months	**633**	252	**190**	37
More than 3 months but less than 6 months	**107**	79	**2**	20
More than 6 months but less than 1 year	**76**	73	**4**	40
More than 1 year	**86**	16	**52**	3
	1,657	1,407	**338**	486

As at 31 December 2014, the fair value of trade payable approximate their carrying amounts.

The carrying amounts of the Group's and Company's trade payable are denominated in the following currencies:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**1,558**	1,066	**246**	225
US Dollars	**86**	329	**79**	257
Others	**13**	12	**13**	4
	1,657	1,407	**338**	486

39 Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

40 Amounts due from/to subsidiaries and other related companies

(a) Amounts due from subsidiaries and other related companies

		The Group		The Company	
		2014	2013	**2014**	2013
	Note	**RMB million**	RMB million	**RMB million**	RMB million
CSAHC and its affiliates		**78**	74	**78**	74
Associates		**284**	95	**30**	89
Joint ventures		**124**	162	**123**	162
Subsidiaries		**–**	–	**3,232**	124
	50(c)	**486**	331	**3,463**	449

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

40 Amounts due from/to subsidiaries and other related companies (Continued)

(b) Amounts due to subsidiaries and other related companies

		The Group		The Company	
	Note	**2014 RMB million**	2013 RMB million	**2014 RMB million**	2013 RMB million
CSAHC and its affiliates		**144**	168	**139**	168
A joint venture of CSAHC		**112**	78	**1**	51
An associate		**13**	15	**1**	11
Joint ventures		**119**	96	**116**	93
Other related company		**70**	100	**1**	–
Subsidiaries		**–**	–	**2,913**	1,933
	50(c)	**458**	457	**3,171**	2,256

The amounts due to subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

41 Accrued expenses

	The Group		The Company	
	2014 RMB million	2013 RMB million	**2014 RMB million**	2013 RMB million
Repairs and maintenance	**3,518**	3,286	**3,323**	3,052
Jet fuel costs	**1,814**	2,337	**1,367**	1,924
Salaries and welfare	**2,385**	2,259	**1,794**	1,679
Landing and navigation fees	**2,240**	2,128	**1,620**	1,674
Computer reservation services	**338**	462	**181**	308
Provision for major overhauls (Note 43)	**112**	415	**84**	348
Interest expense	**471**	269	**417**	224
Air catering expenses	**311**	215	**397**	331
Provision for early retirement benefits (Note 44)	**20**	32	**20**	31
Others	**913**	495	**821**	486
	12,122	11,898	**10,024**	10,057

42 Other liabilities

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Civil Aviation Development Fund and airport tax payable	**1,379**	1,213	**1,107**	1,092
Payable for purchase of property, plant and equipment	**703**	573	**592**	515
Sales agent deposits	**418**	390	**394**	333
Other taxes payable	**397**	377	**265**	179
Deposit received for chartered flights	**188**	103	**114**	92
Payable due to the former shareholder of a subsidiary (Note (a))	**758**	–	**–**	–
Others	**1,478**	1,363	**821**	793
	5,321	4,019	**3,293**	3,004

(a) Balance represented an interest-free loan of a subsidiary acquired by the Group in 2014 (Note 49) due to its former shareholder, which has no fixed repayment terms and is repayable on demand.

43 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,491**	1,912	**1,037**	1,438
Additional provision	**682**	300	**588**	251
Utilisation	**(438)**	(721)	**(357)**	(652)
At 31 December	**1,735**	1,491	**1,268**	1,037
Less: current portion (Note 41)	**(112)**	(415)	**(84)**	(348)
	1,623	1,076	**1,184**	689

44 Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**73**	104	**70**	102
Provision for the year (Note 14)	**7**	12	**7**	11
Financial cost (Note 16)	**4**	5	**4**	5
Payments made during the year	**(39)**	(48)	**(38)**	(48)
At 31 December	**45**	73	**43**	70
Less: current portion (Note 41)	**(20)**	(32)	**(20)**	(31)
	25	41	**23**	39

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

45 Deferred benefits and gains

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Leases rebates (Note (i))	**184**	249	**184**	249
Maintenance rebates (Note (ii))	**367**	319	**367**	319
Gains relating to sale and leaseback (Note (iii))	**103**	121	**103**	121
Government grants	**177**	144	**111**	97
Others	**22**	25	**21**	22
	853	858	**786**	808

Notes:

(i) The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the beneficial period.

(iii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

46 Share capital

	The Group and the Company	
	2014	2013
	RMB million	RMB million
Registered, issued and paid up capital:		
4,208,586,278 domestic state-owned shares of RMB1.00 each		
(2013: 4,150,050,000 shares of RMB1.00 each)	**4,209**	4,150
2,814,063,722 A shares of RMB1.00 each		
(2013: 2,877,000,000 shares of RMB1.00 each)	**2,814**	2,873
2,794,917,000 H shares of RMB1.00 each		
(2013: 2,794,917,000 shares of RMB1.00 each)	**2,795**	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

47 Reserves

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Share premium				
At 1 January and 31 December	**14,131**	14,131	**13,878**	13,878
Fair value reserve				
At 1 January	**22**	24	**13**	11
Change in fair value of available-for-sale equity securities	**22**	(2)	**4**	2
At 31 December	**44**	22	**17**	13
Statutory and discretionary surplus reserve				
At 1 January	**1,169**	1,056	**1,169**	1,056
Appropriations to reserves (Note (a))	**137**	113	**137**	113
At 31 December	**1,306**	1,169	**1,306**	1,169
Other reserve				
At 1 January	**167**	170	**144**	146
Share of an associate's reserves movement	**14**	(3)	**7**	(2)
Acquisition of non-controlling interests in a subsidiary	**(1)**	–	**–**	–
At 31 December	**180**	167	**151**	144
Retained profits				
At 1 January	**9,022**	7,640	**1,450**	1,109
Profit for the year	**1,777**	1,986	**1,064**	945
Appropriations to reserves	**(137)**	(113)	**(137)**	(113)
Dividends approved in respect of the previous year	**(393)**	(491)	**(393)**	(491)
At 31 December	**10,269**	9,022	**1,984**	1,450
Total	**25,930**	24,511	**17,336**	16,654

47 Reserves (Continued)

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividends

Dividends payable to equity shareholders of the Company attributable to the year

	The Group and the Company	
	2014	2013
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB0.4 per 10 ordinary shares (2013: RMB0.4 per 10 ordinary shares) (inclusive of applicable tax)	**393**	393

A dividend in respect of the year ended 31 December 2014 of RMB0.4 per 10 shares (inclusive of applicable tax) (2013: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB393 million (2013: RMB393 million), was proposed by the directors on 30 March 2015. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

48 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2014 not provided for in the financial statements were as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**59,467**	47,651	**37,439**	24,875
	59,467	47,651	**37,439**	24,875
Investment commitments				
– authorised and contracted for				
– capital contributions to a subsidiary	**–**	–	**2,529**	2,880
– capital contributions for acquisition of interests in associates	**70**	70	**70**	70
– share of capital commitments of a joint venture	**52**	58	**52**	58
	122	128	**2,651**	3,008
– authorised but not contracted for				
– capital contributions to a subsidiary	**–**	–	**1,000**	–
– share of capital commitments of a joint venture	**–**	171	**–**	171
	122	299	**3,651**	3,179
Commitments for other property, plant and equipment				
– authorised and contracted for	**1,512**	1,411	**653**	1,097
– authorised but not contracted for	**3,610**	2,291	**2,574**	1,431
	5,122	3,702	**3,227**	2,528
	64,711	51,652	**44,317**	30,582

As at 31 December 2014, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	The Group		The Company	
	2014	2013	**2014**	2013
	RMB million	RMB million	**RMB million**	RMB million
2014	**–**	20,945	**–**	14,388
2015	**18,146**	14,417	**10,680**	7,835
2016	**11,628**	6,365	**6,170**	2,567
2017	**10,081**	5,924	**4,941**	85
2018 and afterwards	**19,612**	–	**15,648**	–
	59,467	47,651	**37,439**	24,875

48 Commitments (Continued)

(b) Operating lease commitments

As at 31 December 2014, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	The Group		**The Company**	
	2014 RMB million	2013 RMB million	**2014 RMB million**	2013 RMB million
Payments due				
Within 1 year	**5,072**	4,608	**4,323**	3,844
After 1 year but within 5 years	**15,496**	14,740	**13,715**	12,779
After 5 years	**8,230**	6,874	**7,845**	6,274
	28,798	26,222	**25,883**	22,897

49 Business Combination

On 15 December 2014, the Group acquired 99.23% of the share capital of Hebei Airlines Company Limited ("Hebei Airline") from Hebei Airlines Investment Group Co., Ltd and Sichuan Airlines Group Co., Ltd, third parties of the Group, for RMB749 million and obtained the control of Hebei Airlines.

The following table summarises the consideration paid for Hebei Airline, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date. The Group has recognized a gain amounting to RMB26 million related to this business combination. The Group believes that the major reason for this bargain purchase is that Hebei Airline had incurred loss for several years and the former shareholders were eager to sell their equity interests in Hebei Airline. As a result, the Group was able to negotiate a relatively lower consideration and a gain was incurred accordingly.

Consideration:	
At 15 December 2014	RMB million
– Cash	680
– Fair value of liability assumed	69
Total consideration	749
Recognised amounts of identifiable assets acquired and liabilities assumed	
Property, plant and equipment (Note 22(a))	2,754
Construction in progress (Note 23)	486
Other assets (Note 31)	295
Inventories	29
Trade receivables	119
Other receivables	109
Cash and cash equivalents	23
Prepaid expenses and other current assets	81
Borrowings	(724)
Obligations under finance leases	(1,331)
Trade and other payables	(206)
Sales in advance of carriage	(25)
Deferred revenue	(9)
Accrued expenses	(29)
Other liabilities	(791)
Total identifiable net assets	781
Non-controlling interest	(6)
Gain recognised (note 17)	(26)
	749

49 Business Combination (Continued)

Acquisition-related costs of RMB287,000 have been charged to operating expenses in the consolidated income statement for the year ended 15 December 2014.

The revenue included in the consolidated income statement since 15 December 2014 contributed by Hebei Airline was RMB94 million. Hebei Airline also incurred a loss of RMB52 million over the same period. Had Hebei Airline been consolidated from 1 January 2014, the consolidated income statement would show pro-forma revenue of RMB109,859 million and net profit of RMB2,162 million.

50 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors (excluding independent non-executive directors) and certain of the highest paid employees as disclosed in Note 18, is as follows:

	2014 RMB million	2013 RMB million
Salaries, wages and welfare	**13,013**	12,412
Retirement scheme contributions	**2,359**	2,074
	15,372	14,486

	2014 RMB million	2013 RMB million
Directors and supervisors (Note 18(a))	**3,241**	3,108
Senior management	**12,131**	11,378
	15,372	14,486

Total remuneration is included in "staff costs" (Note 14).

50 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2014 RMB million	2013 RMB million
Income received from the CSAHC Group			
Charter flight and pallet income	(i)	32	107
Air catering supplies income	(ii)	1	–
Cargo handling income	(i)	–	1
Expenses paid to the CSAHC Group			
Repairing charges	(iii)	780	796
Lease charges for land and buildings	(iv)	170	169
Handling charges	(v)	119	121
Property management fee	(vi)	61	63
Air catering supplies expenses	(ii)	89	84
Cargo handling charges	(i)	46	33
Commission expenses	(i)	8	19
Printing expenses	(vii)	4	–
Expenses paid to joint ventures and associates			
Repairing charges	(viii)	1,335	1,783
Flight simulation service charges	(ix)	316	270
Training expenses	(x)	169	120
Ground service expenses	(xi)	111	14
Air catering supplies	(xii)	102	–
Advertising expenses	(xiii)	75	77
Commission expense	(xiv)	29	–
Maintenance material purchase expenses	(viii)	24	–
Income received from joint ventures and associates			
Entrustment income for advertising media business	(xiii)	34	32
Rental income	(ix)	33	31
Commission income	(xv)	40	12
Repairing income	(xiv)	17	14
Air catering supplies	(xiv)	10	18
Ground service income	(xvi)	8	7
Air ticket Income	(xv)	2	–
Maintenance material sales revenue	(xvii)	2	–
Air catering supplies income	(xii)	1	–
Income received from other related company			
Air tickets income	(xviii)	12	12
Expenses paid to other related company			
Computer reservation services	(xix)	435	444
Advertising expenses	(xviii)	20	10

50 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (Continued)

(i) China Southern Air Holding Ground Services Co.,Ltd ("CSA Ground Services"), a wholly- owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with CSA Ground Services.

Commission is earned by CSA Ground Services in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(ii) Shenzhen Air Catering Company Limited ("SZ Catering") became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011.

Air catering supplies income/expenses are earned/payable by the group in respect of certain in-flight meals and related services with SZ catering.

(iii) MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv) The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(v) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(vi) Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(vii) Printing Plant of China Northern Airlines Vestibule School provides printing services for the Group.

(viii) GAMECO and Shenyang Northern Aircraft Maintenance Limited ("AMECO"), joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO.

(ix) Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(x) Flying College, a joint venture of the Group, provides training services to the Group.

(xi) Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Company Limited ("Shenyang Konggang Logistic"), associates of the Group provide ground service to the group.

(xii) Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd. which is an associate of the Group.

50 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (Continued)

(xiii) SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Culture and Media Co., Ltd., a subsidiary of SACM.

(xiv) Sichuan Airlines, an associate of the Group, provides commission service to the Group. The charge is determined according to the market price.

In addition, The Company provides aircraft maintenance services to Sichuan Airlines. The Group provides air catering services and repairing services to Sichuan Airlines.

(xv) The Group provides certain website resources to SA Finance and Sichuan Airlines for the sales of air insurance to passengers.

The Group sells tickets to SA Finance as a gift to passengers for the sales of insurance.

(xvi) The Group provides ground services to Shenyang Konggang Logistic and Sichuan Airlines.

(xvii) The Company sells maintenance materials to AMECO.

(xviii) Phoenix Satellite Television Holding Limited ("the Phoenix Group") provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xix) China Travel Sky Holding Company provides computer reservation services to the Group.

50 Material related party transactions (Continued)

(c) Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group:

	Note	2014 RMB million	2013 RMB million
Receivables:			
The CSAHC Group		**78**	74
Associates		**284**	95
Joint ventures		**124**	162
	40(a)	**486**	331

	Note	2014 RMB million	2013 RMB million
Payables:			
The CSAHC Group		**256**	246
An associate		**13**	15
Joint ventures		**119**	96
Other related company		**70**	100
	40(b)	**458**	457

	2014 RMB million	2013 RMB million
Accrued expenses:		
The CSAHC Group	**451**	498
Associates	**92**	31
Joint ventures	**836**	772
Other related company	**269**	330
	1,648	1,631

The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

50 Material related party transactions (Continued)

(d) Loans from and deposits placed with related parties

(i) Loans from related parties

At 31 December 2014, loans from SA Finance to the Group amounted to RMB105 million (2013: RMB520 million).

In 2014, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 10 March 2014 to 9 March 2015. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

	Note	2014 RMB million	2013 RMB million
Within 1 year		105	56
After 1 year but within 2 years		–	8
After 2 years but within 5 years		–	456
	36(f)	105	520

Interest expense paid on such loans amounted to RMB11 million (2013: RMB28 million) and the interest rates ranged from 5.04% to 5.70% per annum during the year ended 31 December 2014(2013: 5.54% to 5.84% per annum).

(ii) Deposits placed with SA Finance

At 31 December 2014 the Group's deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	Note	2014 RMB million	2013 RMB million
Deposits placed with SA Finance	35	4,264	2,675

Interest income received on such deposits amounted to RMB68 million during the year ended 31 December 2014 (2013: RMB66 million).

(Expressed in Renminbi unless otherwise indicated)

50 Material related party transactions (Continued)

(e) Commitments to CSAHC

At 31 December 2014, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB207 million (2013: RMB66 million).

51 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 11% to 21% (2013: 10% to 22%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, The Company and its major subsidiaries joined a new defined contribution retirement scheme ("Pension Scheme") that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year's annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2014 was approximately RMB407,000,000.

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

(Expressed in Renminbi unless otherwise indicated)

51 Employee benefits plan (Continued)

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit in December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB 0.05(equivalent to HKD0.06) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company's General Meeting on 31 May 2012, 18 June 2013 and 26 June 2014 respectively (Note 47(b)), therefore, the exercise price for the SARs was adjusted to HKD3.56 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,326,667 units of SARs were lapsed.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at 31 December 2014 was determined to be 0 (2013: RMB1,893,000) and correspondingly, staff cost of RMB1,893,000 was reversed during the year ended 31 December 2014 (2013: RMB410,000).

52 Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2014, aircraft acquired under finance leases amounted to RMB19,162 million (2013: RMB17,268 million).

53 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. which had been used by CSAHC before they are leased by the Company. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, as disclosed in notes 22 and 24, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(Expressed in Renminbi unless otherwise indicated)

53 Contingent liabilities (Continued)

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2014, total personal bank loans of RMB486 million (31 December 2013: RMB464million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant claimed against the Company for damages in the sum of approximately USD46 million or for the refund of its down payments of approximately USD12 million paid to the Company, and also interest thereon which is to be calculated in accordance with Section 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to approximately USD14 million. On 25 July 2013, the High Court of England and Wales dismissed the claimant's claim in its entirety but awarded damages in the sum of approximately USD28 million, interest thereon and also legal costs to the Company in respect of its counterclaim made against the claimant. The claimant appealed to the Court of Appeal and on 17 December 2014, the Court of Appeal dismissed the claimant's appeal but varied the award of damages to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company's costs of the appeal. The claimant has applied for permission to further appeal the case to the Supreme Court but the application has been rejected by both the Count of Appeal and the Supreme Court. Based on existing information available, the Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(d) On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce ("ICC"). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the "lessor") has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel's remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in early preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending litigation. Therefore, no additional provision has been made against this pending litigation.

(e) According to publicly available information, certain former members of the Group's senior management are subjects of investigation. The Company has assessed the implications on this matter on the Group's financial results and financial position. Based on the results of the review, the Company's directors consider that there were no material consequential impact on the Group's financial statements. As of the date of this report, the investigation of these former members of the senior management is ongoing.

54 Immediate and ultimate controlling party

As at 31 December 2014, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

For the year ended 31 December 2014
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Income Statement

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2014 RMB million	2013 RMB million
Revenue	108,313	98,130
Less: Cost of operation	95,151	87,061
Taxes and surcharges	188	267
Selling and distribution expenses	7,947	7,855
General and administrative expense	2,582	2,689
Finance expenses/(income), net	2,251	(1,294)
Impairment loss	205	568
Add: Investment income	416	431
Operating profit	405	1,415
Add: Non-operating income	2,822	2,070
Less: Non-operating expenses	132	135
Total profit	3,095	3,350
Less: Income tax	677	701
Net profit	2,418	2,649
Attribute to:		
– Equity shareholders of the Company	1,773	1,895
– Non-controlling interests	645	754
	2,418	2,649

Condensed Consolidated Balance Sheet

	31 December 2014 RMB million	31 December 2013 RMB million
Assets		
Total current assets	27,840	20,571
Long-term equity investment	2,937	2,543
Fixed assets and construction in progress	153,248	136,563
Intangible assets and other non-current assets	4,627	4,129
Deferred tax assets	1,045	1,339
Total assets	189,697	165,145
Liabilities and equity		
Current liabilities	54,086	49,213
Deferred tax liabilities	873	880
Other non-current liabilities	90,464	72,840
Total Liabilities	145,423	122,933
Equity shareholders of the Company	35,554	34,139
Non-controlling interests	8,720	8,073
Total equity	44,274	42,212
Total liabilities and equity	189,697	165,145

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs

(1) The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

	Note	2014 RMB million	2013 RMB million
Amounts under PRC GAAP		**1,773**	1,895
Adjustments:			
Government grants	(c)	**1**	3
Capitalisation of exchange difference of specific loans	(a)	**(28)**	133
Accumulated loss attributed to non-controlling interests of a subsidiary	(b)	**23**	–
Adjustments arising from an associate's business combination under common control	(d)	**(2)**	(2)
Tax impact of the above adjustments		**9**	(33)
Effect of the above adjustments on non-controlling interests		**1**	(10)
Amounts under IFRSs		**1,777**	1,986

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million
Amounts under PRC GAAP		**35,554**	34,139
Adjustments:			
Capitalisation of exchange difference of specific loans	(a)	**323**	351
Accumulated loss attributed to non-controlling interests of a subsidiary	(b)	**–**	(23)
Government grants	(c)	**(31)**	(32)
Adjustment arising from an associate's business combination under common control	(d)	**6**	8
Tax impact of the above adjustments		**(79)**	(88)
Effect of the above adjustments on non-controlling interests		**(25)**	(26)
Amounts under IFRSs		**35,748**	34,329

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs (Continued)

Notes:

(a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(c) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(d) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

Consolidated Income Statement Summary

	Year ended 31 December				
	2014	2013	2012	2011	2010
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue	**108,584**	98,547	99,514	90,395	76,495
Operating expenses	**(106,026)**	(98,280)	(95,877)	(87,063)	(70,689)
Other net income	**2,190**	1,243	1,462	1,021	476
Operating profit	**4,748**	1,510	5,099	4,353	6,282
Interest income	**376**	307	235	179	93
Interest expense	**(2,193)**	(1,651)	(1,376)	(1,067)	(1,265)
Share of associates' results	**261**	294	317	456	56
Share of joint ventures' results	**140**	96	121	125	112
Gain on sale of a jointly controlled entity classified as held for sale, net	**–**	–	–	–	1,078
Exchange (loss)/gain, net	**(292)**	2,903	267	2,755	1,746
Other non-operating income	**26**	25	75	129	(13)
Profit before income tax	**3,066**	3,484	4,738	6,930	8,089
Income tax	**(668)**	(734)	(954)	(840)	(1,677)
Profit for the year	**2,398**	2,750	3,784	6,090	6,412
Profit attributable to:					
Equity shareholders of the Company	**1,777**	1,986	2,619	5,110	5,792
Non-controlling interests	**621**	764	1,165	980	620
Profit for the year	**2,398**	2,750	3,784	6,090	6,412
Earnings per share attributable to equity shareholders of the Company					
Basic and diluted	**RMB0.18**	RMB0.20	RMB0.27	RMB0.52	RMB0.70

Consolidated Statement of Financial Position Summary

	As at 31 December				
	2014	2013	2012	2011	2010
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	**162,147**	144,634	125,667	109,927	95,476
Net current liabilities	**26,545**	28,640	31,944	24,928	16,466
Non-current liabilities	**91,109**	73,543	53,989	47,222	48,694
Total equity attributable to equity shareholders of the Company	**35,748**	34,329	32,839	32,175	26,817
Non-controlling interests	**8,745**	8,122	6,895	5,602	3,499



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